infinera®

Infinera Corporation
2008 Proxy Statement
and
2007 Annual Report on Form 10-K

infinera

Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 13, 2008
10:00 a.m. Pacific Time

Dear Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Infinera Corporation, a Delaware corporation (the "Company" or "Infinera"). Notice is hereby given that the meeting will be held on May 13, 2008, at 169 Java Drive, Sunnyvale, CA 94089 at 10:00 a.m. Pacific Time for the following purposes:

1. To elect one Class I director for a term of three years or until his successor has been duly elected and qualified;
2. To ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 27, 2008; and
3. To transact any other business properly brought before the meeting or any adjournment or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the 2008 Annual Meeting of Stockholders (the "Annual Meeting") is March 14, 2008. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof. A list of our stockholders will be maintained and open for examination by any of our stockholders, for any purpose germane to the Annual Meeting, during regular business hours at the address listed above for ten days prior to the meeting.

We are pleased to inform you that Infinera will be utilizing the recent Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. The new rules allow us to provide our stockholders with the information they need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting. Pursuant to these new rules, instead of mailing a printed copy of the Company's proxy materials to each stockholder we have elected to provide access to our proxy materials over the Internet. Accordingly, with the exception of certain of our largest stockholders who will receive printed copies of the Company's proxy materials by mail, stockholders of record at the close of business on March 14, 2008 will receive a Notice of Internet Availability of Proxy Materials and may vote at the Annual Meeting and any postponements or adjournments of the meeting. We expect to mail the Notice of Internet Availability of Proxy Materials by April 3, 2008, at least 40 calendar days prior to the Annual Meeting date.

Whether or not you expect to attend the meeting in person it is important that your shares are represented. If you do not wish to vote in person or you will not be attending the Annual Meeting you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials. Alternatively, you may follow the procedures outlined in the Notice of Internet Availability of Proxy Materials to request a paper proxy card to submit your vote by mail; likewise, you may vote by mail or by telephone IF you are receiving these materials by mail. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must provide a valid proxy issued in your name from that record holder.

On behalf of our Board of Directors, thank you for your participation in this important annual process.

By Order of the Board of Directors,

/s/ MICHAEL O. MCCARTHY, III

Michael O. McCarthy, III
Chief Legal Officer and Secretary

Sunnyvale, California
March 21, 2008

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Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

PROXY STATEMENT
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS

To be held on May 13, 2008

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND VOTING

Annual Meeting

Q: Why am I being provided access to these proxy materials?

A: The Board of Directors of Infinera Corporation (the "Board of Directors") is providing you access to these proxy materials in connection with the solicitation of proxies for use at the 2008 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Tuesday, May 13, 2008 at 10:00 a.m., Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters described herein.

Q: What is the Notice of Internet Availability of Proxy Materials?

A: In accordance with rules and regulations recently adopted by the Securities and Exchange Commission, instead of mailing a printed copy of the Company's proxy materials to all stockholders entitled to vote at the Annual Meeting, the Company is furnishing the proxy materials to most of its stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice of Internet Availability. The Company expects to mail the Notice of Internet Availability by April 3, 2008 to all stockholders entitled to vote at the Annual Meeting with the exception of certain stockholders who have been solicited by mail. On the date of mailing of the Notice of Internet Availability, all stockholders and beneficial owners will have the ability to access all of the Company's proxy materials on a website referred to in the Notice of Internet Availability. These proxy materials will be available free of charge.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at the Company's principal executive offices, located at 169 Java Drive, Sunnyvale, California 94089.

Q: Can I attend the Annual Meeting?

A: You are invited to attend the Annual Meeting if you were a stockholder of record or a beneficial owner as of the close of business on March 14, 2008. You should bring photo identification for entrance to the Annual Meeting. The meeting will begin promptly at 10:00 a.m., Pacific Time.

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record*—If your shares are registered directly in your name with the Company's transfer agent, Wells Fargo Shareowner Services, you are considered, with respect to those shares, the stockholder of record, and, with the exception of certain stockholders who have been solicited by mail, the Notice of Internet Availability has been sent directly to you by the Company.

Beneficial owners—Many stockholders hold their shares through a broker, trustee or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." The Notice of Internet Availability has been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, trustee or other nominee on how to vote your shares. For directions on how to vote shares beneficially held in street name, please refer to the voting instruction card provided by your broker, trustee or nominee. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

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Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of the Company's Common Stock at the close of business on March 14, 2008 are entitled to receive notice of and to vote their shares at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date. As of the close of business on the Record Date, there were 92,612,277 shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares of the Company's common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting, or (2) have properly submitted a proxy.

Under the General Corporation Law of the State of Delaware, as amended, abstentions and broker "non-votes" are counted as present and entitled to vote and are included for purposes of determining whether a quorum is present at the Annual Meeting.

Q: What is a broker "non-vote?"

A: A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Broker non-votes will be counted towards the presence of a quorum but will not be counted towards the vote total for any proposal. For the Annual Meeting this year, all matters to be submitted to a vote of the stockholders are "routine" matters for which such discretionary voting power should exist. Therefore, for the Annual Meeting this year, we do not expect any broker non-votes.

Q: How can I vote my shares in person at the Annual Meeting?

A: *Stockholders of record*—Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting, even if previously voted by another method.

Beneficial owners—Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares.

Even if you plan to attend the Annual Meeting, we recommend that you submit your vote as described in the Notice of Internet Availability and below, so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy; please refer to the voting instructions in the Notice of Internet Availability or below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee; please refer to the voting instructions provided to you by your broker, trustee or nominee.

Internet—Stockholders of record with Internet access may submit proxies by following the instructions on the Notice of Internet Availability. Most of the Company's stockholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their brokers, trustees or nominees. A large number of banks and brokerage firms are participating in Broadridge Financial Solutions, Inc.'s (formerly ADP Investor Communication Services) online program. This program provides eligible stockholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for stockholders whose bank or brokerage firm is participating in Broadridge's program.

Telephone—Depending on how your shares are held, you may be able to vote by telephone. If this option is available to you, you will receive information explaining this procedure.

Mail—If you have not already received one, you may request a proxy card from the Company, and indicate your vote by completing, signing and dating the card where indicated and by returning it in the prepaid envelope that will be included with the proxy card.

Q: How will my shares be voted if I submit a proxy via the Internet, by telephone or by mail and do not make specific choices?

A: If you submit a proxy via the Internet, by telephone or by mail and do not make voting selections, the shares represented by that proxy will be voted "FOR" Proposal One and "FOR" Proposal Two.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the proxy holders will have discretion to vote on those matters in accordance with their best judgment. The Company does not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

Stockholders of record—If you are a stockholder of record, you may change your vote by (1) filing with the Company's General Counsel, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (2) by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by the Company's General Counsel prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to the Company's General Counsel or should be sent so as to be delivered to the Company's principal executive offices, Attention: General Counsel.

Beneficial owners—If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or other nominee, or (2) if you have obtained a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person.

A stockholder of record that has voted via the Internet or by telephone may also change his or her vote by making a timely and valid later Internet or telephone vote.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, stockholders will be asked to vote on:

The election of a Class I director to serve until the 2011 annual meeting of stockholders or until his successor has been duly elected and qualified; and

The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 27, 2008.

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Q: What is the voting requirement to approve each of the proposals and how does the Board of Directors recommend that I vote?

A: *Proposal One*—Directors are elected by a combination of the affirmative votes cast by those shares present in person, or represented by proxy, and entitled to vote at the Annual Meeting. The nominee for director receiving the highest number of affirmative votes will be elected. Abstentions and broker non-votes will not affect the outcome of the election. Stockholders may not cumulate votes in the election of directors. **The Board of Directors unanimously recommends that you vote your shares "FOR" the nominee listed in Proposal One.**

Proposal Two—The affirmative vote of a majority of those shares present in person, or represented by proxy and cast either affirmatively or negatively is required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 27, 2008.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal. However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal. **The Board of Directors unanimously recommends that you vote your shares "FOR" Proposal Two.**

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: The Company will bear all expenses of soliciting proxies for the Annual Meeting. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of the Company may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. The Company may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. The Company's costs for such services, if retained, will not be significant.

Q: Where can I find the voting results of the Annual Meeting?

A: The Company intends to announce preliminary voting results at the Annual Meeting and will publish final results in the Company's quarterly report on Form 10-Q for the second quarter of fiscal 2008, which ends on June 28, 2008.

Stockholder Proposals

Q. How can stockholders submit a proposal for inclusion in our Proxy Statement for the 2009 Annual Meeting?

A. To be included in our Proxy Statement for the 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"), stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and be received by our Secretary at our principal executive offices no later than November 27, 2008, or no later than one hundred twenty (120) calendar days before the one year anniversary of the date on which we first mailed our Proxy Statement or Notice of Internet Availability to stockholders in connection with this year's annual meeting of stockholders.

Q. How can stockholders submit proposals to be raised at the 2009 Annual Meeting that will not be included in our Proxy Statement for the 2009 Annual Meeting?

A. To be raised at the 2009 Annual Meeting, stockholder proposals must comply with our Bylaws. Under our Bylaws, a stockholder must give advance notice to our Secretary of any business, including nominations of directors for our Board of Directors, that the stockholder wishes to raise at our Annual Meeting. To be timely, the notice must be received by our Secretary not less than one hundred twenty (120) calendar days before the one year anniversary of the date on which we first mailed our Proxy Statement or Notice of Internet Availability to stockholders in connection with this year's annual meeting of stockholders. Since this Proxy Statement or Notice of Internet Availability is being mailed to you by April 3, 2008, stockholder proposals must be received by our Secretary at our principal executive offices no later than November 27, 2008, in order to be raised at our 2009 Annual Meeting.

Q. What if the date of the 2009 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting?

A. Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the date of the 2009 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, to be included in our Proxy Statement, stockholder proposals must be received by us within a reasonable time before our solicitation is made.

Under our Bylaws, if the date of the 2009 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, stockholder proposals to be brought before the 2009 Annual Meeting must be delivered not later than the close of business on the later of one hundred twenty (120) calendar days in advance of the 2009 Annual Meeting and ten (10) calendar days following the date on which public announcement of the date of the meeting is first made.

Q. Does a stockholder proposal require specific information?

A. With respect to a stockholder's nomination of a candidate for our Board of Directors, the stockholder notice to the Secretary must contain certain information as set forth in our Bylaws about both the nominee and the stockholder making the nomination. With respect to any other business that the stockholder proposes, the stockholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Bylaws. If you wish to bring a stockholder proposal or nominate a candidate for director, you are advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. Our current Bylaws may be found on our website at *http://www.infinera.com*.

Q. What happens if we receive a stockholder proposal that is not in compliance with the time frames described above?

A. If we receive notice of a matter to come before the 2009 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the 2009 Annual Meeting. If such matter is brought before the 2009 Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

Additional Information

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Q: What should I do if I receive more than one Notice of Internet Availability or set of proxy materials?

A: If you received more than one Notice of Internet Availability or set of proxy materials, your shares likely are registered in more than one name or brokerage account. Please follow the voting instructions on ***each*** Notice of Internet Availability or voting instruction card that you receive to ensure that all of your shares are voted.

Q: Can I access the Company's proxy materials and Annual Report on Form 10-K over the Internet?

A: The Company's proxy materials will be available on the Company's website at *http://www.infinera.com/annual_meeting*, and all stockholders and beneficial owners will have the ability to vote free of charge on-line with their control number referred to in the Notice of Internet Availability at *http://www.proxyvote.com*. The Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007 is also available on the Internet as indicated in the Notice of Internet Availability. In addition, you can access this Proxy Statement and the 2007 Annual Report on Form 10-K by going to the Company's website at *http://www.infinera.com/annual_meeting*. The 2007 Annual Report on Form 10-K is not incorporated into this Proxy Statement and is not considered proxy soliciting material.

CORPORATE GOVERNANCE

Independence of the Board of Directors

The Board of Directors is currently composed of eight members although we expect the number to be reduced to seven at the expiration of Dr. Sindhu's term (which concludes at the 2008 Annual Meeting of Stockholders), as a result of the Board of Directors' decision not to nominate Dr. Sindhu for re-election. Our Board of Directors has determined that Messrs. Goldman, Hundt, Martin and Redfield and Drs. Balkanski, Maydan and Sindhu qualify as independent directors in accordance with the published listing requirements of the Nasdaq Stock Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. There are no family relationships among our executive officers and directors. The directors hold office until their successors have been duly elected and qualified or their earlier death, resignation or removal.

The Company's amended and restated certificate of incorporation (the "Charter") and Bylaws provides for a classified board of directors. As of March 3, 2008, our Board of Directors had 8 directors divided into three classes of directors- Class I, Class II and Class III—with each class of directors serving three-year terms that end in successive years. As of March 3, 2008, the classes were comprised as follows:

Class I (term expires 2008)	Class II (term expires in 2009)	Class III (term expires in 2010)
Alexandre Balkanski	Hugh C. Martin	Kenneth A. Goldman
*Pradeep S. Sindhu	Dan Maydan	Reed E. Hundt
	Jagdeep Singh	Carl Redfield

* In February 2008, the Board of Directors decided not to nominate Dr. Sindhu for re-election when his term expires at the Annual Meeting.

Information Regarding the Board of Directors and its Committees

Our independent directors meet in executive sessions, without management present, at least two times per year. The Board of Directors has four standing committees, an Audit Committee, a Compensation Committee, a Nominating & Governance Committee and an Acquisition Committee. The following table provides membership and meeting information for the Board of Directors and each of the Board committees during 2007:

Name	Board	Audit	Compensation	Nominating/ Corporate Governance	Acquisition
Alexandre Balkanski, Ph.D.	M	—	C(1)	M	M
Kenneth A. Goldman	M	C	—	—	M
Reed E. Hundt	M	—	C	M	—
Hugh C. Martin, Ph.D.	M	M	M	—	—
Dan Maydan, Ph.D.	M	M	—	—	—
Carl Redfield	M	—	M	C	—
Pradeep S. Sindhu	M	—	—	—	—
Jagdeep Singh	M	—	—	—	C
Total meetings in fiscal year 2007	9	8	16	2	0

C Committee Chairperson
M Member
(1) Served as a Chairperson during 2007, but is no longer a member of the Compensation Committee

Below is a description of each standing committee of the Board of Directors. The Board of Directors has determined that each member of the Audit, Compensation and Nominating & Governance Committees meets the applicable rules and regulations regarding "independence" and that each such member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to Infinera. Each committee of the Board of Directors has a written charter approved by the Board of Directors. Copies of each charter are posted on our website at *http://www.infinera.com* in the Investor Relations section and a copy of our Audit Committee charter is attached to this Proxy Statement as Appendix A.

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Audit Committee

The Audit Committee reviews and monitors our corporate financial statements and reporting and our external audits, including, among other things, our internal controls and audit functions, the results and scope of the annual audit and other services provided by our independent registered public accounting firm and our compliance with legal matters that have a significant impact on our financial statements. Our Audit Committee also consults with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our Audit Committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. All related party transactions are subject to approval by our Audit Committee. The Audit Committee charter is attached to this Proxy Statement as *Appendix A*.

The current members of the Audit Committee are Messrs. Goldman, Martin and Maydan, each of whom is independent for Audit Committee purposes under the rules and regulations of the SEC and the listing standards of Nasdaq. In addition to qualifying as independent under the Nasdaq rules, each member of our Audit Committee can read and understand fundamental financial statements in accordance with Nasdaq Audit Committee requirements. Mr. Goldman chairs the Audit Committee. The Audit Committee met eight times during the fiscal year ended December 29, 2007.

The Board of Directors has determined that Mr. Goldman is an "Audit Committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. The designation does not impose on Mr. Goldman any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors.

Compensation Committee

The Compensation Committee currently consists of Messrs. Hundt, Martin and Redfield. Mr. Hundt chairs the Compensation Committee. From January 1, 2007 until July 11, 2007 Dr. Balkanski was the chairman of the Compensation Committee.

The Compensation Committee reviews, makes recommendations to the Board of Directors on and determines our compensation policies and all forms of compensation to be provided to our executive officers and members of the Board of Directors, including, among other things, annual salaries, bonuses, equity, severance arrangements, change-of-control protections and any other compensatory arrangements (including, without limitation, perquisites and any other form of compensation). In addition, our Compensation Committee administers our stock option plans, and has the ability to grant stock options and other equity-based awards to individuals eligible for such grants (including our executive officers, but excluding the non-employee members of our Board of Directors which the Compensation Committee recommends for approval by the Board of Directors). The Compensation Committee also oversees, reviews and administers all of our material employee benefit plans, including our 401(k) plan, and review and approve various other compensation policies and matters. Among the committee's responsibilities are the preparation of the Compensation Discussion and Analysis and Compensation Committee Report required by the rules of the SEC. Each member of our Compensation Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code and satisfies the Nasdaq independence requirements. A more detailed description of the Compensation Committee's functions can be found in our Compensation Committee charter. A copy of the Compensation Committee charter is available on the investor relations page of our website at *http://www.infinera.com.*

The Compensation Committee met sixteen times during the fiscal year ended December 29, 2007. The Compensation Committee also acted by written consent once during the fiscal year ended December 29, 2007. Our Chief Executive Officer does not participate in the determination of his own compensation or the compensation of directors. However, he is asked by the Compensation Committee to provide his assessment of the performance of Section 16 Officers, other than himself, to the advisors of the Compensation Committee. He is assisted by our Vice President of Human Resources in making these assessments to the advisors of the Compensation Committee. No other executive officers participate in the determination of the amount or form of the compensation of executive officers or members of the Board of Directors.

During 2007 the Compensation Committee retained two independent compensation consultants, Compensia and an advisor from Harvard University. The consultants provide the committee with data about the compensation paid by a peer group of companies and other companies that may compete with us for executives and develop recommendations for structuring the Company's compensation programs.

Non-Executive Equity Grant Committee

The Compensation Committee has delegated to the Non-Executive Equity Grant Committee, consisting of Mr. Singh, the Chief Executive Officer, the authority to formally approve equity incentive awards to new employees pursuant to guidelines approved annually by the Compensation Committee. The delegation does not include the authority to make equity incentive awards to new employees who are or are reasonably expected to become section 16 officers of the Company. This delegation of authority is not exclusive; the Board of Directors and Compensation Committee have retained the right to approve such equity incentive awards as well.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors currently consists of Messrs. Hundt, Martin and Redfield. None of these individuals was at any time during fiscal year 2007, or at any other time, an officer or employee. None of our executive officers has ever served as a member of the Board of Directors or Compensation Committee of any other entity that has or has had one or more executive officers serving as a member of our Board of Directors or the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating & Governance Committee assists in the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to the Board of

Directors and evaluates the performance of the Board of Directors and individual directors, including those eligible for re-election at the annual meeting of stockholders. The Nominating & Governance Committee is also responsible for reviewing developments in corporate governance practices, evaluating, making recommendations to the Board of Directors concerning corporate governance matters and overseeing the evaluation of the management. A more detailed description of the Nominating & Governance Committee's functions can be found in our Nominating & Governance Committee charter. A copy of our Nominating & Governance Committee charter is available on the investor relations page of our website at *http://www.infinera.com.*

The current members of our Nominating & Governance Committee are Messrs. Balkanski, Hundt and Redfield, each of whom is independent under the listing standards of Nasdaq. Mr. Redfield chairs the Nominating & Governance Committee. The Nominating & Governance Committee met twice during the fiscal year ended December 29, 2007.

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The Nominating & Governance Committee reviews and reports to our Board of Directors on a periodic basis with regard to matters of corporate governance, and reviews, assesses and makes recommendations on the effectiveness of our corporate governance policies. In addition, our Nominating & Governance Committee reviews and makes recommendations to our Board of Directors regarding the size and composition of our Board of Directors and the appropriate qualities and skills required of our directors in the context of the then-current make-up of our Board of Directors. This includes an assessment of each candidate's independence, personal and professional integrity, financial literacy or other professional or business experience relevant to an understanding of our business, ability to think and act independently and with sound judgment, and ability to serve our stockholders' long-term interests. These factors, and others as considered useful by our nominating and governance committee, are reviewed in the context of an assessment of the perceived needs of our Board of Directors at a particular point in time. As a result, the priorities and emphasis of our Nominating & Governance Committee and of our Board of Directors may change from time to time to take into account changes in business and other trends, as well as the portfolio of skills and experience of current and prospective directors.

Our Nominating & Governance Committee leads the search for, selects and recommends candidates for election to our Board of Directors. Consideration of new director candidates typically involves a series of committee discussions, review of information concerning candidates and interviews with selected candidates. Candidates for nomination to our Board of Directors typically have been suggested by other members of our Board of Directors or by our executive officers. From time to time, our Nominating & Governance Committee may engage the services of a third-party search firm to identify director candidates. Our Nominating & Governance Committee considers candidates proposed in writing by stockholders, provided such proposal meets the eligibility requirements for submitting stockholder proposals for inclusion in our next Proxy Statement and is accompanied by the required information about the candidate specified in our bylaws. Candidates proposed by stockholders are evaluated by our Nominating & Governance Committee using the same criteria as for all other candidates.

If a stockholder of the Company wishes to recommend a director candidate for consideration by the Nominating & Governance Committee, pursuant to the Company's Corporate Governance Guidelines, the stockholder must have held 1,000 shares for at least six (6) months and must notify the Nominating & Governance Committee by writing to the General Counsel of Infinera at the Company's main address, and must include:

- To the extent reasonably available, information relating to such director candidate that would be required to be disclosed in a Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in which such individual is a nominee for election to the Board of Directors;

- The director candidate's written consent to (A) if selected, be named in the Company's Proxy Statement and proxy and (B) if elected, to serve on the Board of Directors; and
- Any other information that such stockholder believes is relevant in considering the director candidate.

Acquisition Committee

The Acquisition Committee reviews, makes recommendations to the Board of Directors on and, when expressly authorized by the Board of Directors, approves acquisition, investment, joint venture and other strategic transactions in which we engage as part of our business strategy from time to time. The Acquisition Committee also evaluates the execution, financial results and integration of any such completed transactions. A more detailed description of the Acquisition Committee's functions can be found in our Acquisition Committee charter. A copy of the Acquisition Committee charter is available on the investor relations page of our website at *http://www.infinera.com.*

The current members of the Acquisition Committee are Messrs. Goldman and Singh and Dr. Balkanski. Mr. Singh chairs the Acquisition Committee. The Acquisition Committee did not meet during the fiscal year ended December 29, 2007.

Meetings of the Board of Directors

The Board of Directors met nine times during the fiscal year ended December 29, 2007. During 2007, each director then in office other than Dr. Sindhu attended 75% or more of the meetings of the Board of Directors and the committees on which he served during the period for which he was a director.

Code of Business Conduct

Our Board of Directors has adopted a code of business conduct and ethics. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. The full text of our code of business conduct and ethics is posted on our web site at *http://www.infinera.com.* We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our web site identified above or on a Form 8-K if required by the applicable listing standards.

Stockholder Communications With Our Board of Directors

Stockholders may communicate with our Board of Directors at the following address:

The Board of Directors
c/o General Counsel
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

Communications are distributed to the Board of Directors or to any individual director, as appropriate, depending on the facts and circumstances outlined in the communication. Communications that are unduly hostile, threatening, illegal or similarly unsuitable will be excluded with the provision that any communication that is filtered out will be made available to any non-management director upon request.

Attendance at Annual Stockholder Meetings by the Board of Directors

Directors are encouraged, but not required, to attend the annual meetings of stockholders. The upcoming Annual Meeting will be our first as a public company.

PROPOSALS TO BE VOTED ON

PROPOSAL 1

ELECTION OF DIRECTORS

There is one nominee for election to Class I of the Board of Directors this year, Alexandre Balkanski. The nomination of the Class I director to stand for election at the Annual Meeting was recommended by the Nominating & Governance Committee and approved by the Board of Directors. Information regarding the business experience of Dr. Balkanski and the other members of the Board of Directors is included below. If elected, Dr. Balkanski shall serve a three-year term until the Company's Annual Meeting of Stockholders in 2011 and until his successor is duly elected and qualified.

In February 2008, the Board of Directors decided not to nominate Pradeep Sindhu for re-election to the Board of Directors upon the expiration of his current term. As of the date of this Proxy Statement, we have not identified a suitable nominee to replace Dr. Sindhu on the Board of Directors. Votes may not be cast in person or by proxy at the Annual Meeting for greater than one nominee to the Board of Directors.

If you sign your proxy or voting instruction card but do not give instructions with respect to the voting of directors, your shares will be voted for the one person recommended for the Board of Directors. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

Our Board of Directors unanimously recommends a vote FOR the election to the Board of Directors of the named nominee.

The nominee receiving the highest number of affirmative votes of the shares entitled to vote at the Annual Meeting will be elected as a director of Infinera. Abstentions and broker non-votes will not be counted toward an individual's total. Proxies cannot be voted for more than one individual. In the event that the nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who may be designated by the then current Board of Directors to fill the vacancy.

Nominee for Class I Director—
Term Expires in 2011

Alexandre Balkanski, Ph.D.
Director since 2001
Age 47

Alexandre Balkanski, Ph.D. has been a member of the Board of Directors since October 2001. Dr. Balkanski has been a General Partner at Benchmark Capital, a venture capital firm, since April 2000. From August 1988 to April 2000, Dr. Balkanski was a co-founder and Chief Executive Officer of C-Cube Microsystems Inc., a digital video company. Dr. Balkanski holds a B.S. from Harvard College and an M.A. and a Ph.D. from Harvard University.

Information Regarding Other Directors Continuing In Office

Set forth below is information regarding each of our continuing directors, including their ages as of March 3, 2008, the periods during which they have served as a director, and certain information as to principal occupations and directorships held by them in corporations whose shares are publicly registered.

Incumbent Class II Directors whose Terms Expire in 2009

Hugh C. Martin, age 54, has been a member of our Board of Directors since July 2003. Since April 2004, Mr. Martin has served as Chairman and Chief Executive Officer of Pacific Biosciences, Inc., a biotechnology company. From September 2003 to April 2004, Mr. Martin acted as a consultant to Kleiner, Perkins, Caufield & Byers, a venture capital firm. From May 2002 to May 2003, Mr. Martin was a consultant to Ciena Corporation, a communications equipment company. From January 1998 to May 2002, Mr. Martin was the Chairman, President and Chief Executive Officer of ONI Systems Corporation, a fiber-optic communications equipment company. Mr. Martin holds a B.S.E.E. from Rutgers University.

Dan Maydan, Ph.D., age 72, has been a member of our Board of Directors since September 2001. From April 2003 to September 2005, Dr. Maydan served as the President Emeritus of Applied Materials, Inc., a company that manufactures semiconductor equipment, and was a member of its Board of Directors from June 1992 to March 2006. From 1993 to April 2003, Dr. Maydan served as President of Applied Materials. Dr Maydan served on the Board of Directors of Electronics for Imaging, Inc., a digital imaging and print management solutions company, and LaserCard Corporation, a secure ID solutions company. Dr. Maydan holds a B.S. and M.S. in Electrical Engineering from the Israel Institute of Technology and a Ph.D. in Physics from Edinburgh University of Scotland.

Jagdeep Singh, age 40, co-founded Infinera and has served as the President and Chief Executive Officer since January 2001, and as Chairman of the Board of Directors since March 2001. From December 1999 to December 2000, Mr. Singh served as a co-founder and Chief Executive Officer of OnFiber Communications, Inc., an optical telecommunications carrier. Mr. Singh holds a B.S. in Computer Science from the University of Maryland, an M.S. in Computer Science from Stanford University and an M.B.A. from the University of California, Berkeley.

PROXY

Incumbent Class III Directors whose Terms Expire in 2010

Kenneth A. Goldman, age 58, has been a member of our board of directors since February 2005. Mr. Goldman serves as the senior vice president and chief financial officer of Fortinet, Inc., a provider of unified threat management solutions. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc., a provider of mobile enterprise software. He served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc., a provider of customer software solutions and services (which was acquired by Oracle Corporation in January 2006), from August 2000 to March 2006. Prior to August 2000, he served as senior vice president of finance and chief financial officer of Excite@Home Corporation and Sybase, Inc. He has also served as chief financial officer of Cypress Semiconductor Corporation and VLSI Technology, Inc. Mr. Goldman also serves on the board of directors of BigBand Networks, Inc., Leadis Technology Inc. and Starent Networks Corp. Mr. Goldman served on the board of Juniper Networks, Inc. from September 2003 until his resignation in January 2008. He is currently on the board of trustees of Cornell University and is a member of the Treasury Advisory Committee on the Auditing Profession, a public committee that will make recommendations to encourage a more sustainable auditing profession. He was formerly a member of the Financial Accounting Standards Board Advisory Council from 2000 to 2003. Mr. Goldman earned his bachelor's degree in electrical engineering from Cornell University in 1971 and his M.B.A. from Harvard Business School in 1974.

Reed E. Hundt, age 60, has been a member of our Board of Directors since February 2007. Since 1998, Mr. Hundt has been a principal of Charles Ross Partners, LLC, a private investor and advisory firm, and has been an independent advisor on information industries to McKinsey & Company, Inc., a management consulting firm. Mr. Hundt served as Chairman of the Federal Communications Commission from 1993 to 1997. Mr. Hundt serves on the board of directors of a number of private companies. Mr. Hundt currently serves on the Board of Directors of Intel Corporation, the chip manufacturer and Data Domain, a storage and networking company. Mr. Hundt holds a B.A. in History from Yale University and a J.D. from Yale Law School.

Carl Redfield, age 61, has been a member of our Board of Directors since August 2006. Since September 2004, Mr. Redfield has served as Senior Vice President, New England executive sponsor, of Cisco Systems, Inc., a networking and telecommunications company. From February 1997 through September 2004, Mr. Redfield served as Cisco's Senior Vice President, Manufacturing and Logistics. Mr. Redfield is a member of the Board of Directors of VA Software Corporation, an online media, software and e-commerce company. Mr. Redfield serves on the board of directors of SourceForge, Inc., an online media, software and e-commerce company. Mr. Redfield holds a B.S. in Materials Engineering from Rensselaer Polytechnic Institute and has completed post-graduate studies at the Harvard Business School.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP, independent registered public accounting firm, as our independent auditors for the fiscal year ending December 27, 2008 and has further directed that management submit the appointment of independent auditors for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements since our 2001 fiscal year. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm. However, the Board of Directors is submitting the appointment of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee of the Board of Directors will reconsider whether to retain that firm. Even if the appointment is ratified, the Audit Committee of the Board of Directors in its discretion may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the appointment of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on this proposal and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accounting Firm's Fees

The following table sets forth the aggregate fees for audit and other services provided by Ernst & Young LLP for the fiscal years ended December 29, 2007 and December 31, 2006.

	2007	2006
Audit fees[1]	$3,068,383	$829,370
Audit-related fees[2]	—	—
Tax fees	64,886	35,202
All other fees	2,850	1,500
Total fees	$3,136,120	$866,072

(1) Audit Fees consist of fees incurred for professional services rendered for the audit of our annual consolidated financial statements and review of the quarterly consolidated financial statements that are normally provided by Ernst & Young LLP in connection with regulatory filings or engagements. Included in this amount are costs of $2,175,000 associated with our initial and follow-on public offerings.

(2) Audit-related fees relate to professional services rendered in connection with assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

Pre-Approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services rendered by Ernst & Young LLP, our independent registered public accounting firm. The Audit Committee can pre-approve specified services in defined categories of audit services, audit-related services and tax services up to specified amounts, as part of the Audit Committee's approval of the scope of the engagement of Ernst & Young LLP or on an individual case-by-case basis before Ernst & Young LLP is engaged to provide a service. The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the principal accountant's independence.

The Board Of Directors Unanimously Recommends A Vote "For" The Ratification Of The Appointment Of Ernst & Young LLP As Infinera's Independent Registered Public Accounting Firm For Its Fiscal Year Ending December 27, 2008.

Report of the Audit Committee

The Audit Committee of the Board of Directors currently consists of the three non-employee directors named below. The Board of Directors annually reviews the Nasdaq listing standards' definition of independence for audit committee members and has determined that each member of the Audit Committee meets that standard. The Board of Directors has also determined that Mr. Goldman is an audit committee financial expert as described in applicable rules and regulations of the SEC.

The principal purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's accounting practices, system of internal controls, audit processes and financial reporting processes. The Audit Committee is responsible for appointing and retaining our independent auditor and approving the audit and non-audit services to be provided by the independent auditor. The Audit Committee's function is more fully described in its charter, which the Board of Directors has adopted and which the Audit Committee reviews on an annual basis.

The Company's management is responsible for preparing our financial statements and ensuring they are complete and accurate and prepared in accordance with generally accepted accounting principles. Ernst & Young LLP, our independent registered public accounting firm, is responsible for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed with our management the audited financial statements of the Company included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2007 ("10-K").

The Audit Committee has also reviewed and discussed with Ernst & Young LLP the audited financial statements in the 10-K. In addition, the Audit Committee has discussed with Ernst & Young LLP those matters required to be discussed by the Statement on Auditing Standards No. 61, as amended. Additionally, Ernst & Young LLP has provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board. The Audit Committee has also discussed with Ernst & Young LLP its independence from the Company.

Based upon the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 10-K for filing with the SEC.

Submitted by the following members of the Audit Committee:

Kenneth A. Goldman
Hugh C. Martin
Dan Maydan, Ph.D.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding beneficial ownership of our Common Stock as of March 3, 2008 by:

- each person known by us to be the beneficial owner of more than 5% of any class of our voting securities;
- our named executive officers;
- each of our directors; and
- all executive officers and directors as a group.

The information provided in this table is based on Infinera's records, information filed with the SEC and information provided to Infinera, except where otherwise noted. Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person's spouse. The table below is based upon information supplied by officers, directors and principal stockholders and Schedules 13G filed with the SEC.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 3, 2008 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage beneficially owned is based on 92,607,864 shares of Common Stock outstanding on March 3, 2008.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Infinera Corporation, 169 Java Drive, Sunnyvale, CA 94089.

	Number of Shares Beneficially Owned	Percent Beneficially Owned
5% Stockholder		
FMR LLC[1]	13,596,981	14.7%
Directors and Named Executive Officers		
Alexandre Balkanski, Ph.D.[2]	2,735,888	3.0
Carl Redfield[3]	145,017	*
Dan Maydan[4]	71,875	*
David F. Welch[5]	2,837,064	3.1
Duston Williams[6]	413,541	*
Hugh Martin[7]	143,171	*
Jagdeep Singh[8]	3,151,558	3.4
Kenneth A. Goldman[9]	104,143	*
Pradeep Sindhu[10]	53,124	*
Reed Hundt[11]	82,500	*
Scott A. Chandler[12]	73,483	*
Thomas J. Fallon[13]	565,411	*
All current directors and executive officers as a group (14 persons)[14]	11,029,479	11.6

* Less than 1% of the outstanding shares of common stock.

(1) According to a Schedule 13G filed with the SEC on January 10, 2008, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC ("FMR") and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, may be deemed to be the beneficial owner of 13,551,381 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Growth Company Fund ("FGCF"), amounted to 7,380,653 shares. Edward C. Johnson 3d and FMR, through its control of Fidelity, and the funds each has sole power to dispose of the 13,551,381 shares owned by the Funds. Neither FMR LLC nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds. Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR is the beneficial owner of 7,300 shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies owning such shares. Mr. Johnson and FMR LLC, through its control of PGALLC, each has sole dispositive power over 7,300 shares and sole power to vote or to direct the voting of 7,300 shares owned by the institutional accounts or funds advised by PGALLC. Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR is the beneficial owner of 6,400 shares as a result of its serving as investment manager of institutional accounts owning such shares. Mr. Johnson and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 6,400 shares and sole power to vote or to direct the voting of 0 shares owned by the institutional accounts managed by PGATC. The address of Fidelity, FMR and FGCF is 82 Devonshire Street, Boston, Massachusetts 02109. The address of PGALLC and PGATC is 53 State Street, Boston, Massachusetts 02109.

(2) Consists of (i) options to purchase 78,125 shares exercisable within 60 days of March 3, 2008, of which 26,562 are vested; and (ii) 2,657,763 shares held of record by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners IV, L.P., Benchmark Founders' Fund IV, L.P., Benchmark Founders' Fund IV-A, L.P., Benchmark Founders' Fund IV-B, L.P., Benchmark Founders' Fund IV-X, L.P. and related individuals. Dr. Balkanski is a managing member of Benchmark Capital Management Co. IV, L.L.C., which is the general partner of Benchmark Capital Partners IV, L.P. Dr. Balkanski disclaims beneficial ownership of the shares held by this fund except to the extent of his pecuniary interest therein. The address of Dr. Balkanski and this fund is c/o Benchmark Capital Partners, 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(3) Consists of (i) 75,000 shares held of record by Carl Redfield, 46,875 of which are subject to a repurchase option we hold as of March 3, 2008; (ii) 67,934 shares held of record by Carl Redfield Trust 2000, dated October 18, 2000; and (iii) options to purchase 2,083 shares exercisable within 60 days of March 3, 2008, all of which are fully vested.

(4) Consists of (i) 68,750 shares held of record by Dan Maydan, TTEE, Maydan Marital Share One UAD 05/06/00, 20,053 of which are subject to a repurchase option we hold as of March 3, 2008; and (ii) options to purchase 3,125 shares exercisable within 60 days of March 3, 2008, all of which are fully vested.

(5) Consists of (i) 553,750 shares held of record by SEI Private Trust Company, Trustee of the Welch Family Heritage Trust I u/l dated 9/24/01; (ii) 89,429 shares held of record by David Welch, 75,574 of which are subject to a repurchase option we hold as of March 3, 2008; (iii) 500,000 shares held of record by Welch Group, L.P., a limited partnership of which Dr. Welch is the general partner; (iv) 1,204,045 shares held of record by LRFA, LLC, a limited liability company of which Dr. Welch is the sole managing member; (v) 256,924 shares held of record by the Welch Family Trust dated 4/3/96; and (vi) options to purchase 232,916 shares exercisable within 60 days of March 3, 2008, of which 127,186 are fully vested.

(6) Consists of (i) 26,933 shares held of record by Duston Williams, of which all are subject to a repurchase option we hold as of March 3, 2008; (ii) 98,067 shares held of record by Duston M. Williams and Jennifer A. Williams Trustees of the Williams Family Trust dated March 18, 2005 and

(ii) options to purchase 288,541 shares exercisable within 60 days of March 3, 2008, of which 108,333 are fully vested.

(7) Consists of (i) 50,000 shares held of record by Hugh Martin, 9,115 of which are subject to a repurchase option we hold as of March 3, 2008; (ii) 46,296 shares held of record by Hugh Martin and Moira Cullen Martin, Trustees of the HMCM Trust U/T/A October 14, 1992; and (iii) options to purchase 46,875 shares exercisable within 60 days of March 3, 2008, of which 23,177 are fully vested.

(8) Consists of (i) 122,844 shares held of record by Jagdeep Singh Trustee of the Roshni Singh Annuity Trust dated 6/21/06; (ii) 1,695,186 shares held of record by Jagdeep Singh and Roshni Singh Trustees of the Singh Family Trust UDT dated 10/3/96; (iii) 122,844 shares held of record by Jagdeep Singh Trustee of the Jagdeep Singh Annuity Trust dated 6/21/06; (iv) 471,519 shares held of record by Jagdeep Singh, 62,501 of which are subject to a repurchase option we hold as of March 3, 2008; and (v) options to purchase 739,165 shares exercisable within 60 days of March 3, 2008, of which 443,434 are fully vested. Mr. Singh is a limited partner in certain Benchmark Capital Partners funds that hold 2,657,763 shares of our common stock as disclosed in footnote 2 to this table. Mr. Singh disclaims beneficial ownership of the shares held by Benchmark Capital Partners except to the extent of his pecuniary interest therein.

(9) Consists of (i) 45,000 shares held of record by Kenneth A. Goldman, 10,678 of which are subject to a repurchase option we hold as of March 3, 2008; (ii) 18,518 shares held of record by the Goldman-Valeriote Family Trust u/a/d 11/15/95; and (iii) options to purchase 40,625 shares exercisable within 60 days of March 3, 2008, of which 20,312 are fully vested. Mr. Goldman is a limited partner in certain Benchmark Capital Partners funds that hold 2,657,763 shares of our common stock as disclosed in footnote 2 to this table. Mr. Goldman disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(10) Consists of (i) 21,094 shares held of record by Pradeep Sindhu, 20,052 of which are subject to a repurchase option we hold as of March 3, 2008; (ii) 6,250 shares held of record by Pradeep Sindhu Annuity Trust V dated May 1, 2007; (iii) 13,281 shares held of record by Pradeep Sindhu Annuity Trust VI dated May 1, 2007; (iv) 9,374 shares held of record by Sindhu Family Trust U/T/D 10/31/00, Pradeep Sindhu and Marie Francoise Bertrand Trustees; and (v) options to purchase 3,125 shares exercisable within 60 days of March 3, 2008, all of which are fully vested.

(11) Consists of (i) 57,500 shares held of record by Reed Hundt, 31,250 of which are subject to a repurchase option we hold as of March 3, 2008 and (ii) options to purchase 25,000 shares exercisable within 60 days of March 3, 2008, none of which are vested. Mr. Hundt is a limited partner in certain Benchmark Capital Partners funds that hold an aggregate of 2,657,763 shares of our common stock, as disclosed in footnote 2 to this table. Mr. Hundt disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(12) Consists of options to purchase 73,483 shares exercisable within 60 days of March 3, 2008, of which 12,903 are vested.

(13) Consists of (i) 389,076 shares held of record by Thomas J. Fallon; 71,407 of which are subject to a repurchase option we hold as of March 3, 2008; (ii) 18,681 shares held of record by the Fallon Family Revocable Trust dated September 7, 1994; (iii) 6,119 shares held of record by the Shannon F. Fallon 2006 Annuity Trust A dated 6/9/06; (iv) 6,119 shares held of record by the Thomas J. Fallon Annuity Trust A dated 6/9/06; and (v) options to purchase 145,416 shares exercisable within 60 days of March 3, 2008, of which 87,082 are fully vested.

(14) Consists of (i) 8,827,622 shares held of record by the current directors and executive officers, 410,525 of which are subject to repurchase rights we hold as of March 3, 2008; and (ii) options to purchase 2,201,857 shares exercisable within 60 days of March 3, 2008, of which 1,105,158 are fully vested.

PROXY

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of the Board of Directors, our executive officers of the Company and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which require them to file reports with respect to their ownership of our common stock and their transactions in our common stock. Based upon (i) the copies of Section 16(a) reports that we received from such persons for their fiscal year 2007 transactions in the common stock and their common stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for fiscal year 2007, we believe that all reporting requirements under Section 16(a) were met in a timely manner by the persons who were executive officers, members of the Board of Directors or greater than 10% stockholders during such fiscal year except that the following person filed one late Form 4: David F. Welch, Ph.D., the Company's Chief Marketing and Strategy Officer.

PROXY

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 29, 2007 with respect to the shares of the Company's Common Stock that may be issued under the Company's existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)[2]
Equity compensation plans approved by security holders[1]	11,741,905	$5.98	12,010,655
Equity compensation plans not approved by security holders	—	—	—
Total	11,741,905	$5.98	12,010,655

[1] The Company's 2007 Equity Incentive Plan provides that on the first day of the Company's fiscal year, the number of shares of Common Stock authorized under the plan shall be increased by the lesser of (i) 9,000,000 shares of Common Stock, (ii) 5% of the outstanding shares of Common Stock on the last day of the immediately preceding fiscal year or (iii) such other amount as is determined by the Board of Directors or a committee of the Board of Directors. For 2008 the Board of Directors approved an increase in the shares of Common Stock authorized under the 2007 Equity Incentive Plan of 4,579,006. The Company's 2007 Employee Stock Purchase Plan provides that on the first day of the Company's fiscal year, the number of Common Stock shares authorized under the plan shall be increased by the lesser of (i) 1,875,000 shares of Common Stock, (ii) 1% of the outstanding shares of Common Stock on such date or (iii) such other amount as is determined by the Board of Directors or a committee of the Board of Directors. For 2008 the Board of Directors approved an increase in the shares of Common Stock authorized under the 2007 Employee Stock Purchase Plan of 915,801.

[2] Includes 1,812,500 shares of Common Stock available for future issuances under the Company's 2007 Employee Stock Purchase Plan.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The Compensation Committee is composed of three non-employee members of the Board of Directors. The Compensation Committee's primary responsibility is to determine the compensation for the Company's executive officers. The Compensation Committee also oversees, reviews and administers all of Infinera's compensation, equity and employee benefit plans and programs applicable to executive officers.

Compensation Philosophy and Objectives

Our compensation and benefits programs seek to attract and retain our senior executives to motivate them to pursue our corporate objectives while encouraging the creation of long-term value for stockholders. Through our annual goal setting process, organizational objectives are established for the Company and the executive officers. We evaluate and reward our executive officers based on their ability to identify and exploit opportunities to grow our business. In addition, at the beginning of each year, our Compensation Committee establishes specific goals and objectives for compensating our employees, including our named executive officers.

Specifically, we have created a compensation program that has a mix of short- and long-term components, cash and equity elements and fixed and contingent payments in the proportions we believe will provide the proper incentives, reward our senior management team and help us achieve the following goals:

- foster a goal oriented, highly-motivated management team whose participants have a clear understanding of business objectives and shared corporate values;
- allocate company resources most effectively in the development of market-leading technology and products;
- control costs in each facet of our business to maximize our efficiency; and
- enable us to attract, retain and motivate a world class team.

The Compensation Committee's approach is based on the philosophy that a substantial portion of aggregate annual compensation for executive officers should be contingent upon the Company's overall performance and an individual's contribution to the Company's success. The Compensation Committee believes that an individual's at risk compensation should increase as an employee becomes more senior with the Company. In this regard, the Compensation Committee has targeted base salary below market at between the 25th and the 50th percentile relative to competitive market practices and total cash compensation (measured as base salary and at risk incentive compensation) at the 50th percentile relative to competitive market practices, although actual base salaries and total cash compensation may be higher or lower than this targeted positioning. Long term equity awards for 2007 were intended to target overall compensation at approximately the 75th percentile, although the financial performance of the Company and the changes in the market price of the Company's common stock can result in total compensation above or below the target.

Role of Executive Officers and Compensation Consultant

Under the charter of the Compensation Committee, the Compensation Committee is composed entirely of independent directors and has the responsibility for approving compensation for those officers who are designated as reporting officers under Section 16 of the Securities and Exchange Act of 1934, as amended ("Section 16 Officers"). Generally, the types of compensation provided to our Section 16 Officers are also provided to other non-Section 16 officers reporting to the Chief Executive

Officer. Throughout this Proxy Statement, the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer during 2007, as well as the other individuals included in the Summary Compensation Table on page 31, are referred to as the "named executive officers." All of the named executive officers are Section 16 Officers.

The Compensation Committee determines all compensation decisions for the Section 16 Officers. Prior to the Company's initial public offering of common stock in June 2007, the Board of Directors determined all compensation decisions for the Section 16 Officers and did receive recommendations of the Compensation Committee. The Compensation Committee has the authority to engage its own advisors to assist it in carrying out its responsibilities. In 2007, the Compensation Committee retained Compensia and Professor Brian Hall of Harvard University as advisors. The Compensation Committee is free to replace its compensation advisors or retain additional advisors at any time. The advisors assist the Compensation Committee in providing compensation information, analyzing various compensation alternatives and data, and helping to develop recommendations regarding all awards to Section 16 Officers.

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During 2007, the Compensation Committee consulted with these advisors in connection with developing recommendations for structuring our compensation programs to retain our highly experienced executive management team, to keep management focused during the expected period of growth following our initial public offering and to motivate management to maximize stockholder value. Their fees were approved and paid by the Company. The advisors report to the Compensation Committee and interact with the management at the discretion of the Compensation Committee. The advisors provide analysis and data to the Company and the Committee regarding the Section 16 Officer's compensation relative to external market benchmarks. The advisors also provide information to the Company and the Compensation Committee regarding compensation trends, compensation strategies and structure of incentive compensation plans. The Chief Executive Officer of the Company typically attends all meetings of the Compensation Committee and annually reviews the performance of each Section 16 Officer (other than the Chief Executive Officer whose performance is reviewed by the Committee). At the request of the Compensation Committee, the Compensation Committee's advisors make recommendations regarding the salary, incentive target and equity awards for each individual Section 16 Officer. Mr. Singh, our Chief Executive Officer, is asked by the Compensation Committee to provide his assessment of the performance of the Section 16 Officers, other than himself, to the advisors of the Compensation Committee. He is assisted by our Vice President of Human Resources in making these assessments to the advisors of the Compensation Committee. Mr. Singh takes an active part in the discussions of the Compensation Committee at which compensation of the Section 16 Officers are discussed. All decisions regarding Mr. Singh's compensation are made by the Committee or the Board of Directors in executive session, without Mr. Singh present. The Compensation Committee considers, but is in no way bound by, the recommendations made by Mr. Singh in determining compensation for the other Section 16 Officers. Similarly, the conclusions reached and recommendations made by the Compensation Committee's advisors can also be accepted, rejected or modified by the Compensation Committee.

Benchmarking Data

In making compensation decisions, the Compensation Committee compares each element of total compensation against various market-based reference points for analyzing, benchmarking and setting compensation for Section 16 Officers. For 2007, the "market data" was drawn from seventeen companies, including a mix of publicly-traded U.S. networking and optical transport companies, and 166 companies with revenue of between $200 million and $500 million that were part of the Radford High Technology Industry Report of executive compensation levels and practices that covers approximately 80 positions in over 700 organizations (the "Peer Group").

The companies included in the Peer Group were selected principally on the basis of their similarity to Infinera in terms of industry focus, business strategy and the talent pool with which Infinera competes for talent. This list is periodically reviewed and updated by the Compensation Committee to take into account changes in both the Company's business and the businesses of the peer companies.

For 2007 the Peer Group consisted of the following companies:

Acme Packet, Inc.
Agilent Technologies, Inc.
Broadcom Corporation
Ciena Corporation
Cisco Systems, Inc.
F5 Networks, Inc.
Foundry Networks, Inc.
Isilon Systems, Inc.
JDS Uniphase Corporation
Juniper Networks, Inc.
Motorola, Inc.
Polycom, Inc.
QUALCOMM Incorporated
Redback Networks, Inc.
Riverbed Technology, Inc.
Sonus Networks, Inc.
Tellabs, Inc.

The data on the compensation practices of the Peer Group is gathered through our advisors' searches of publicly available information. Because of the variations between companies as to which individuals and roles compensation is disclosed, there will not be available directly comparable information from each peer company with respect to each of our Section 16 Officers or named executive officers.

Principal Elements of Executive Compensation

Base Salaries. Base salary will typically be used to recognize the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. In establishing the 2007 base salaries of our named executive officers, our Compensation Committee took into account a number of factors, including the executive's seniority, position and functional role and level of responsibility. In addition, we considered the competitive market for corresponding positions within comparable geographic areas and industries. For 2007, base salaries for our senior executives were and are generally positioned between the 25th and 50th percentile of our Peer Group, although actual base salaries may be higher or lower than this targeted positioning.

The base salary of our named executive officers is reviewed on an annual basis and adjustments will be made to reflect performance-based factors, as well as competitive conditions. We will not apply specific formulas to determine increases. Generally, executive salaries will be adjusted effective January 1 of each year. After considering the recommendations of the Chief Executive Officer with input from the Compensation Committee's advisors with regard to the salaries of named executive officers other than himself, the Compensation Committee approved the following base salaries, effective as of May 1, 2007.

Name	Base Salary($)
Jagdeep Singh	230,000
Duston M. Williams	250,000
Scott A. Chandler	225,000
Thomas J. Fallon	250,000
David F. Welch	230,000

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Pursuant to the 2008 annual compensation review and based on the performance of the Company in 2007, the Compensation Committee increased the base salaries, effective January 1, 2008, of the named executive officers as follows:

Executive Officer	Position	Old Base Salary ($)	New Base Salary ($)
Jagdeep Singh	Chairman, President and Chief Executive Officer	230,000	300,000
Duston M. Williams	Chief Financial Officer	250,000	280,000
Scott A. Chandler	Vice President, Worldwide Sales	225,000	280,000
Thomas J. Fallon	Chief Operating Officer	250,000	280,000
David F. Welch	Chief Marketing and Strategy Officer	230,000	280,000

Incentive Bonus. As discussed above, the Company's compensation objective is to have a signification portion of each Section 16 Officer's compensation tied to performance. To this end, the Company established a 2007 Bonus Plan that provides for performance based cash incentive opportunities for certain employees of the Company, including each of the Section 16 Officers, other than Mr. Chandler, our VP of Worldwide Sales. In establishing the amount of these bonus compensation amounts the Compensation Committee evaluated the total target cash compensation (base salary plus target amount of incentive cash payments) and compared it to the market benchmark data discussed above, including the Peer Group. The actual award earned may be higher or lower than this target incentive amount based on company and individual performance factors.

Under our 2007 Bonus Plan, the corporate objectives for bonuses for all Section 16 Officers, other than Mr. Chandler, were a combination of financial related measures. The payouts under the Bonus Plan range from 0% to a maximum of 200% of the targeted bonuses payout. The 2007 Bonus Plan did not include a discretionary element for the payment of the bonus to the named executive officers as the Compensation Committee sought to provide a common focus for the executive team and to encourage a team approach to the achievement of the 2007 objectives. Failure to achieve threshold performance against operating profit as adjusted for certain items, regardless of the achievement against other measures, would have resulted in no bonus being paid. In 2007, the Company's objective was to target total cash compensation at approximately the 50th percentile relative to competitive market practices, although actual total cash compensation may be higher or lower than this targeted position. For 2007, the following target bonus percentages, as a percentage of base salary, were applied: Mr. Singh—100%, Mr. Williams—50%, Mr. Fallon—60% and Dr. Welch—40%. The targets for our 2007 Bonus Plan were tied to four financial metrics—invoiced shipments, gross margin on invoiced shipments, cash from operations and operating profit based on invoiced shipments. Infinera uses invoiced shipment measures of operating results and net income, which include changes in our deferred revenue and deferred cost of inventory balances from the prior period. We also use non-GAAP measures of operating results, net income and net income per share, which are adjusted to reflect invoiced shipments and exclude non-GAAP stock-based compensation and warrant valuation expenses. These adjustments to our GAAP results are made with the intent of providing a more accurate measure of Infinera's underlying operating results and trends and our marketplace performance. The non-GAAP results are an indication of our baseline performance and are considered by management for the purpose of making operational decisions and by external investors in their analysis of the Company. The Company's performance for 2007 yielded a 200% payout of the 2007 bonus amounts which were paid out in February 2008 as follows: Mr. Singh—$460,000, Mr. Williams -$250,000, Mr. Fallon—$300,000 and Dr. Welch—$184,000.

We expect to continue to pay cash bonuses in a single installment during the month of February of the year following the measurement year. These performance objectives may change from year-to-year as the company continues to evolve and different priorities are established, but are subject to the review and approval of the Compensation Committee. Awards under our bonus programs are based on a thorough quantitative and qualitative review of all the facts and circumstances related to company performance when determining each individual's annual bonus.

Mr. Chandler's bonus payout for 2007 was $325,807. Mr. Chandler's bonus for 2007 was based on the Company's achievement of an annual invoiced shipments target. The 2007 bonus earned by Mr. Chandler was a percentage of each dollar of invoiced shipments generated by the Company, and includes a higher percentage payout at higher invoiced shipments levels. Mr. Chandler's annual bonus for 2007 had an expected payout of 100% of his annual salary at 100% achievement of his sales quota and did not have a minimum or maximum payout.

Long-Term Equity-Based Incentive Compensation. We believe that strong long-term corporate performance is achieved with a corporate culture that encourages a long-term focus by our named executive officers through the use of stock-based awards that fluctuate in value with our stock performance. Our equity incentive plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees' interests with the interests of our stockholders. In connection with our initial public offering, our Board of Directors adopted the 2007 Equity Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock-based awards. Our equity awards are designed to align management's performance objectives with the interests of our stockholders. Our Compensation Committee grants equity awards to key executives in order to enable them to participate in the long-term appreciation of our stockholder value, while reducing or eliminating the economic benefit of such awards in the event we do not perform well. Additionally, to the extent equity awards are given in the form of option grants these provide an important retention tool for key executives, as they are in almost all cases subject to vesting over an extended period of time subject to continuing service with the Company.

We use a number of methodologies to make external comparisons when we set the number of options to be granted to each executive officer. On an individual basis, we compare the fair value of the grant to those executives made at the Peer Group using a Black-Scholes valuation for equity awards that is consistent with SFAS 123(R), and the number of option shares granted by position as a percentage of total common shares outstanding. We believe these comparisons provide important additional context for comparing the competitiveness of our equity-based compensation practices versus the market.

The annual performance equity awards we make to our executive officers will be driven by our sustained performance over time, our executive officers' ability to impact our results that drive stockholder value, their organization level, their potential to take on roles of increasing responsibility, and competitive equity award levels for similar positions and organization levels in comparable companies. Equity forms a key part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation. In 2007, the Company's objective was to target long term equity incentive compensation at the 75th percentile relative to market practices. In addition, the Compensation Committee also evaluated the retention value of prior equity awards to an individual based on the potential value of the unvested portion of those awards under various scenarios.

In 2007, the Compensation Committee granted stock options to our named executive officers during our annual stock grant process as follows:

Name	Number of Shares
Jagdeep Singh	412,500
Duston M. Williams	206,250
Scott A. Chandler	123,750
Thomas J. Fallon	206,250
David F. Welch	206,250

To date, we have not awarded shares of restricted stock or restricted stock units to our named executive officers. Since we have been in a high-growth phase of our business and our stock has only recently become publicly traded, the Compensation Committee believed in 2007 that options provided a more powerful incentive to our named executive officers. However, the Compensation Committee may make restricted stock or similar equity grants in the future.

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Perquisites

Our Section 16 Officers participate in the same group insurance and employee benefit plans as our other salaried employees. The Company provides employee benefits programs to all employees, including Section 16 Officers, that the Company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain employees. These include medical, dental, vision, disability and other plans and programs made available to other full time employees in the applicable country of residence. At this time, we do not provide special plans or programs for our Section 16 Officers. Accordingly, employee benefits and perquisites are reviewed from time to time only to ensure that benefit levels remain competitive, but are not included in the Committee's annual determination of a Section 16 Officer's compensation package.

The Company has a 401(k) tax-qualified retirement savings plan pursuant to which all U.S. based employees are entitled to participate. Employees can make contributions to the plan on a before-tax basis to the maximum amount prescribed by the Internal Revenue Service. The Company does not provide any matching to these contributions. Other than this plan, the Company does not maintain any other deferred savings plans in which the Section 16 Officers participate. The Company does not maintain or provide any defined benefit plans for its employees.

Change in Control Severance Benefits

The Compensation Committee considers maintaining a stable and effective management team to be essential to protecting and enhancing the best interests of the Company and its stockholders. To that end, the Compensation Committee recognized that the possibility of a change in control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or detraction of management to the detriment of the Company and its stockholders. Accordingly, the Compensation Committee decided to take appropriate steps to encourage the continued attention, dedication and continuity of members of the Company's management to their assigned duties without the distraction that may arise from the possibility of a change in control. As a result, the Company has entered into change of control agreements with each of our vice president level officers and above including our named executive officers. Our chief executive officer, chief financial officer and chief operating officer will receive the following benefits if we undergo a change of control transaction and such officer is terminated without cause or is constructively terminated within 12 months following the change of control, subject to the individual's prior execution of a general release in our favor:

- 50% of the shares subject to the new hire option grant or stock award made to such officer will vest;
- 100% of the unvested shares of each subsequent option or stock award will vest; and
- the officer will be paid a lump sum equal to 12 months of base salary and will be provided with up to 12 months of COBRA.

Our other vice president level officers will receive the following benefits if we undergo a change of control transaction and such officer is terminated without cause or is constructively terminated within 12 months following the change of control, subject to the individual's prior execution of a general release in our favor:

- 50% of the shares subject to the new hire option grant or stock award made to such officer will vest;
- 50% of the unvested shares of each subsequent option or stock award will vest; and
- the officer will be paid a lump sum equal to six months of base salary and will be provided up to six months of COBRA.

Stock Ownership Guidelines

The Company believes that the significant component of each Section 16 Officer's overall compensation based on equity awards is sufficient to align the officer's interest with those of the stockholders. We currently do not require our directors or Section 16 Officers to own a particular amount of our Common Stock. The Compensation Committee is satisfied that stock and option holdings among our directors and Section 16 Officers are sufficient at this time to provide motivation and to align this group's interests with those of our stockholders.

Stock Option Granting Policy

In 2007, the Compensation Committee approved a policy for granting stock options and equity awards. New hire and ad hoc promotional and adjustment grants to non-executive employees are to be granted monthly on the first Monday of each month by a subcommittee of the Board of Directors consisting of our CEO—created by the Compensation Committee. Grants by this subcommittee must be consistent with the annual grant guidelines that are reviewed and approved by the Compensation Committee. All new hire grants to Section 16 Officers and grants that are outside of the pre-approved Compensation Committee guidelines must be made by the Compensation Committee. Annual performance equity awards for all employees, including Section 16 Officers will be scheduled to occur during the first open trading window of each new calendar year and shall be approved by the Compensation Committee.

Revision of Financial Metrics

The Compensation Committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash-or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a revision.

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Tax and Accounting Treatment of Compensation

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to certain other of our most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of "performance-based" compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer's total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. While the Compensation Committee cannot predict how the deductibility limit may impact our compensation program in future years, the Compensation Committee intends to maintain an approach to executive compensation that strongly links pay to performance. While the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our chief executive officer and certain other of our most highly compensated officers, the Compensation Committee intends to consider tax deductibility under Rule 162(m) as a factor in compensation decisions.

We account for equity compensation paid to our employees under the rules of SFAS 123(R), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Summary

The Compensation Committee believes that our compensation philosophy and programs are designed to foster a performance-oriented culture that aligns our executive officers' interests with those of our stockholders. The Compensation Committee also believes that the compensation of our executives is both appropriate and responsive to the goal of improving stockholder value.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis. Based on its review the Compensation Committee recommended that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Reed E. Hundt, Chairman
Hugh C. Martin
Carl Redfield

2007 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer and our three other highest paid executive officers. We refer to these executive officers as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Option Awards[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Jagdeep Singh President, ...	2007	219,500	598,025	460,000	—	1,277,525
Chief Executive and Chairman of the Board	2006	200,000	44,572	32,526	—	277,098
Duston M. Williams	2007	250,000	337,311	250,000	—	837,331
Chief Financial Officer	2006	129,808	44,856	40,657	—	215,321
Scott A. Chandler	2007	225,000	163,335	325,807[3]	—	714,142
VP Worldwide Sales	2006	225,000	7,429	984,946[3]	—	1,217,375
Thomas J. Fallon	2007	230,962	278,532	300,000	—	809,494
Chief Operating Officer	2006	200,000	116,410	32,526	—	348,936
David F. Welch	2007	219,500	298,222	184,000	—	701,722
Chief Marketing and Strategy Officer	2006	200,000	22,286	32,526	—	254,812

(1) The amounts in this column represent the dollar amount recognized for financial statement purposes in 2007, computed in accordance with FAS 123(R), and thus may include amounts from options granted in years prior to 2007. See Note 1 of the notes to our consolidated financial statements contained in our 2007 Annual Report on Form 10-K filed on February 19, 2008 for a discussion of all assumptions made by us in determining the FAS 123(R) values of equity awards.

(2) These amounts represent annual incentive bonus awards under the 2007 Bonus Plan, which is discussed and analyzed beginning on page 26. See the Grants of Plan-Based Awards Table for more information on each annual incentive award in fiscal 2007.

(3) Mr. Chandler earned these amounts solely through sales commissions related to certain individual performance targets.

2007 Grants of Plan Based Awards

The following table sets forth information regarding fiscal 2007 annual incentive bonus awards and each equity award granted to our named executive officers during fiscal year 2007. Columns otherwise required by SEC rules are omitted where there is no amount to report.

Name	Type of Award	Grant Date	Actual($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target($)	Maximum($)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)[1]
Jagdeep Singh	A. Stock options	6/6/2007	—	—	—	412,500	13.00	4,019,524
	B. Annual Incentive	—	460,000	230,000	460,000	—	—	—
Duston M. Williams	A. Stock options	6/6/2007	—	—	—	206,250	13.00	2,009,762
	B. Annual Incentive	—	250,000	125,000	250,000	—	—	—
Scott A. Chandler	A. Stock options	6/6/2007	—	—	—	123,750	13.00	1,205,857
	B. Annual Incentive	—	325,807	225,000	n/a	—	—	—
Thomas J. Fallon	A. Stock options	6/6/2007	—	—	—	206,250	13.00	2,009,762
	B. Annual Incentive	—	300,000	150,000	300,000	—	—	—
David F. Welch	A. Stock options	6/6/2007	—	—	—	206,250	13.00	2,009,762
	B. Annual Incentive	—	184,000	92,000	184,000	—	—	—

(1) Represents the fair value of each stock option as of the date it was granted, computed in accordance with FAS 123(R).

Description of Awards Granted in 2007

The following narrative discusses the material information necessary to understand the information in the table above.

Option Awards. Each of Messrs. Singh, Williams, Chandler, Fallon and Welch were granted options on June 6, 2007 to purchase the respective shares as indicated above in the 2007 Grants of Plan Based Awards. The options, which were granted under our 2007 Equity Incentive Plan, vest monthly over five years from the vesting commencement date of April 24, 2007, except for Mr. Williams which vests monthly over a five year period with a vesting commencement date of June 19, 2007.

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Non-Equity Incentive Plan Awards. These amounts reflect the potential target and maximum annual incentive bonus awards payable under the 2007 Bonus Plan. Amounts actually earned under the 2007 Bonus Plan are reported in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table and were the maximum payouts under the Plan for Messrs. Singh, Williams and Fallon and Dr. Welch.

The target amount paid under the 2007 Bonus Plan varies depending on how actual performance compares to the established performance goals set forth on page 26 of the Compensation Discussion and Analysis section of this Proxy Statement. Participants in the 2007 Bonus Plan must have been employed at the end of the 2007 to receive the bonus payment. The Company performed above the target level and paid bonuses under the 2007 Bonus Plan to each of the named executive officers at 200% of the target payout amount, other than Scott A. Chandler. Mr. Chandler's bonus for 2007 was based on the Company's achievement of an annual invoiced shipments target.

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Outstanding Equity Awards at Fiscal Year-End 2007

The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 29, 2007.

				Option Awards		
Name	Grant Date	Number of Securities Underlying Options Total Grant(#)	Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Unexercisable(#)	Option Exercise Price($)	Option Expiration Date
Jagdeep Singh	11/28/2005	274,999	274,999[1]	—	1.32	11/28/2015
	8/8/2006	375,000	375,000[2]	—	2.00	8/8/2016
	6/6/2007	412,500	55,000[3]	357,500	13.00	6/6/2017
Duston M. Williams ...	8/8/2006	375,000	250,000[4]	—	2.00	8/8/2016
	6/6/2007	206,250	20,625[5]	185,625	13.00	6/6/2017
Scott A. Chandler	7/6/2004	15,000	15,000[6]	—	2.24	7/6/2014
	2/2/2005	17,500	4,378[7]	—	0.76	2/2/2015
	11/28/2005	65,681	27,369[8]	—	1.32	11/28/2015
	8/8/2006	62,500	58,253[9]	—	2.00	8/8/2016
	6/6/2007	123,750	16,500[10]	107,250	13.00	6/6/2017
Thomas J. Fallon	8/8/2006	100,000	100,000[11]	—	2.00	8/8/2016
	6/6/2007	206,250	27,500[12]	178,750	13.00	6/6/2017
David F. Welch	8/8/2006	187,500	187,500[13]	—	2.00	8/8/2016
	6/6/2007	206,250	27,500[14]	178,750	13.00	6/6/2017

(1) 1/48th of the shares vested on August 26, 2005, thereafter the option vests with respect to 5,729 shares after each month of service.

(2) 1/48th of the shares vested on July 29, 2006, thereafter the option vests with respect to 7,813 shares after each month of service.

(3) Starting on April 24, 2007, the option vests with respect to 6,875 shares after each month of service.

(4) 1/4th of the shares vested on June 19, 2007, thereafter the option vests with respect to 7,813 shares after each month of service.

(5) Starting on July 19, 2007, the option vests with respect to 3,438 shares after each month of service.

(6) 1/48th of the shares vested on June 27, 2004, thereafter the option vests with respect to 313 shares after each month of service.

(7) 1/4th of the shares vested on November 18, 2005, thereafter the option vests with respect to 365 shares after each month of service.

(8) 1/48th of the shares vested on August 26, 2005, thereafter the option vests with respect to 1,368 shares after each month of service.

(9) 1/48th of the shares vested on July 29, 2006, thereafter the option vests with respect to 1,302 shares after each month of service.

(10) Starting on April 24, 2007, the option vests with respect to 2,063 shares after each month of service.

(11) 1/48th of the shares vested on July 29, 2006, thereafter the option vests with respect to 2,083 shares after each month of service.

(12) Starting on April 24, 2007, the option vests with respect to 3,438 shares after each month of service.

(13) 1/48th of the shares vested on July 29, 2006, the option vests with respect to 3,906 shares after each month of service.

(14) Starting on April 24, 2007, the option vests with respect to 3,438 shares after each month of service

2007 Option Exercises

The following table presents information regarding stock options exercised by our named executive officers during 2007. Value realized is calculated by subtracting the aggregate exercise price of the options exercised from the aggregate market value of the shares of common stock acquired on the date of exercise.

	Option Awards		
Name	Grant Date	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Duston M. Williams	8/8/2006	125,000	255,000
Scott A. Chandler	5/16/2003	33,750	604,463
	11/28/2005	2,003	36,915
	8/8/2006	4,247	75,384
	2/2/2005	13,122	248,793
	11/28/2005	36,878	678,589

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Severance and Change in Control Arrangements

Acceleration

The named executive officers are entitled to the following option acceleration upon the occurrence of a change of control and termination:

Each option granted to Mr. Singh, Mr. Williams and Mr. Fallon will vest with respect to 50% of the shares subject to their new hire option grant or stock award, along with 100% of the unvested shares of each subsequent option or stock award. Mr. Williams is also entitled to an additional two years vesting of his initial option grant if he is terminated without Cause in connection with the appointment of a new chief executive officer.

Each option granted to Mr. Chandler and Dr. Welch will vest with respect to 50% of the shares subject to his new hire option grant or stock awards and 50% of the unvested shares of each subsequent option or stock award upon a change in control.

A change in control ("Change of Control") includes:

- a merger of Infinera after which our own stockholders own 50% or less of the surviving corporation or its parent company; or
- a sale of all or substantially all of our assets.

A termination includes:

- If (i) within twelve (12) months following a Change of Control, (A) the Company (or any parent or subsidiary of the Company) terminates Executive's employment without Cause, or (B) Executive resigns his or her employment as a result of a Constructive Termination, and (ii) Executive signs and does not revoke a standard release of claims with the Company in a form acceptable to the Company, then Executive will receive severance from the Company.
- Executive's resignation as a result of, and within thirty (30) days following: (i) a reduction in Executive's job, duties or responsibilities in a manner that is substantially inconsistent with the position, duties or responsibilities held by Executive immediately before such reduction, or (ii) a reduction in Executive's base salary other than in connection with and consistent with a general reduction of all employee base salaries.

Severance

Mr. Singh, Mr. Williams and Mr. Fallon will be paid upon a Change of Control and termination (a double trigger), a lump sum equal to 12 months of base salary and will be provided with up to 12 months of COBRA. Mr. Williams is also entitled to an additional two years of vesting of his initial option grant if he is terminated without Cause in connection with the appointment of a new chief executive officer.

Mr. Chandler and Dr. Welch will be paid upon a Change of Control and termination, a lump sum equal to six months of base salary and will be provided with up to six months of COBRA.

A condition to receipt of any Change of Control benefit is that the named executive officer signs a standard release of claims against the Company.

Estimated Payments and Benefits Upon Termination

The amount of compensation and benefits payable to each named executive officer in each termination and change in control situation has been estimated in the tables below. The value of the option and common stock vesting acceleration was calculated based on the assumption that the change in control and the executive's employment termination occurred on December 29, 2007. The closing price of our stock as of the last day prior to our yearly close, December 28, 2007, was $14.05, which was used as the value of our stock in the calculations. The value of the vesting acceleration was calculated by multiplying the number of accelerated option shares and common stock as of December 29, 2007 by the spread between the closing price of our stock as of December 28, 2007 and the exercise price for such unvested option shares and common stock.

		Potential Payments in Connection With:		
		Non-Change in Control		Change in Control
Name	Type of Benefit	Termination Without Cause ($)	Termination Without Cause after Change of CEO($)	Termination Without Cause or Constructively Terminated After Change of Control ($)
Jagdeep Singh	- Cash Severance	—		230,000
	- Vesting Acceleration(1)	—		5,623,612
	- Continued Coverage of Employee Benefits	—		13,397
	- Accrued Vacation Pay	55,288		55,288
	- Total Benefits	55,288		5,922,297
Duston M. Williams	- Cash Severance	—		250,000
	- Vesting Acceleration(2)	—	2,259,375(2a)	2,454,281
	- Continued Coverage of Employee Benefits	—		15,549
	- Accrued Vacation Pay	16,408	16,408	16,408
	- Total Benefits	16,408	2,275,783	2,736,238
Scott A. Chandler	- Cash Severance	—		112,500
	- Vesting Acceleration(3)	—		493,027
	- Continued Coverage of Employee Benefits	—		7,615
	- Accrued Vacation Pay	50,860		50,860
	- Total Benefits	50,860		664,002
Thomas J. Fallon	- Cash Severance	—		250,000
	- Vesting Acceleration(4)	—		2,008,744
	- Continued Coverage of Employee Benefits	—		15,549
	- Accrued Vacation Pay	—		—
	- Total Benefits	—		2,274,293
David F. Welch	- Cash Severance	—		115,000
	- Vesting Acceleration(5)	—		1,382,242
	- Continued Coverage of Employee Benefits	—		7,775
	- Accrued Vacation Pay	37,571		37,571
	- Total Benefits	37,571		1,542,588

(1) The vesting of 778,856 shares of common stock would accelerate if this officer were terminated without Cause or Constructively Terminated in connection with a Change of Control on December 29, 2007.

(2) The vesting of 185,625 shares of common stock would accelerate if this officer were terminated without Cause or Constructively Terminated in connection with a Change of Control or (2a) 187,500 shares of common stock would accelerate if he were terminated without Cause in connection with the appointment of a new chief executive officer, in each instance as of December 29, 2007.

(3) The vesting of 88,943 shares of common stock would accelerate if this officer were terminated without Cause or Constructively Terminated in connection with a Change of Control on December 29, 2007.

(4) The vesting of 317,657 shares of common stock would accelerate vest if this officer were terminated without Cause or Constructively Terminated in connection with a Change of Control on December 29, 2007.

(5) The vesting of 192,684 shares of common stock would accelerate if this officer were terminated without Cause or Constructively Terminated in connection with a Change of Control on December 29, 2007.

PROXY

Compensation of Directors

During 2007, our directors did not receive any cash compensation for the first two fiscal quarters they served as members of the Board of Directors or any committee of the Board of Directors. Beginning with the first day of the first full fiscal quarter after the closing of our initial public offering on June 12, 2007 and for 2007, each non-employee member of our Board of Directors received an annual retainer of $20,000 and fees of $2,000 per meeting of the Board of Directors attended in person and $1,000 per meeting attended telephonically. In addition, for such period in 2007, each non-employee director serving on our Audit Committee, Compensation Committee, and Nominating & Governance Committee was entitled to fees of $1,000 per meeting attended in person or telephonically, and the chair of each such committee was entitled to additional fees of $1,000, $500 and $500, respectively, per meeting attended in person or telephonically. Effective January 1, 2008, each non-employee member of our Board of Directors received an annual retainer of $30,000 and fees of $2,000 per meeting of the Board of Directors attended in person and $2,000 per meeting attended telephonically, and our lead independent director received an annual retainer of $15,000. In addition, effective January 2008, the chairman of the Audit Committee received an annual retainer of $10,000 and the chairman of each of the Compensation Committee and Nominating and Governance Committee received an annual retainer of $5,000. Also, effective January 1, 2008 each chairperson of the Audit Committee, Compensation Committee, and the Nominating and Governance Committee is entitled to fees of $1,000 per committee meeting attended in person or telephonically. In addition, we have a policy of reimbursing our directors for reasonable travel, lodging and other expenses incurred in connection with their attendance at board or committee meetings.

On January 3, 2007, we granted Alexandre Balkanski a stock option to purchase 75,000 shares of our common stock in connection with his service on the Board of Directors. Dr. Balkanski's option vests at the rate of $1/4^{th}$ upon January 3, 2008 and $1/48^{th}$ per month thereafter. On February 7, 2007, we granted Reed E. Hundt a stock option to purchase 75,000 shares of our common stock in connection with his commencement of service on the Board of Directors. Mr. Hundt's option vests at the rate of $1/4^{th}$ upon the one year anniversary date and $1/48^{th}$ per month thereafter. On June 6, 2007, we awarded additional stock options in the amount of 12,500 shares to each non-employee member of the Board of Directors, with the exception of Reed E. Hundt, and these options vest monthly over a period of 4 years.

Future non-employee directors will be entitled to an initial stock option award to purchase 50,000 shares of our common stock upon such director's election to the Board of Directors. The option shall vest over a four year period with 25% vesting after the first twelve months of service and the remainder vesting ratably each month thereafter over the next three years. Each year, each non-employee director typically will receive an annual equity award upon the date of the annual meeting of stockholders. This year, each continuing non-employee member of the Board of Directors will receive a stock option grant in the amount of 12,500 shares on the date of the Annual Meeting. These shares will vest monthly over a one year period, subject to continued service as a director through the relevant vesting dates. All such options will be granted at the closing market price on the date of the award.

Annual grants for a member of the Board of Directors are not made in the same year as the initial grants for such member of the Board of Directors.

PROXY

The following table sets forth all of the compensation awarded to, earned by, or paid to our non-employee directors in fiscal year 2007.

Name	Cash Compensation ($)(1)	Option Awards ($)(2)	Total ($)
Alexandre Balkanski	43,000	56,412(3)	99,412
Kenneth A. Goldman	36,000	29,956(4)	65,956
Reed Hundt	36,000	67,361(5)	103,361
Hugh Martin	37,000	34,464(6)	71,464
Dan Maydan	32,000	23,687(7)	55,687
Carl Redfield	40,000	37,443(8)	77,443
Pradeep Sindhu	24,000	26,416(9)	50,416

(1) The amounts in this column represent cash compensation paid to the director for services during 2007.

(2) The amounts in this column represent the dollar amount recognized for financial statement reporting purposes in 2007, computed in accordance with FAS 123(R), and thus may include amounts from options granted in years prior to 2007.

(3) On January 3, 2007, Dr. Balkanski was granted an option to purchase 75,000 shares of our common stock. The grant date fair value of such option, computed in accordance with FAS 123(R), was $159,292. In addition, Dr. Balkanski was granted an option to purchase 12,500 shares of our common stock on June 6, 2007 with a grant date fair value, computed in accordance with FAS 123(R), of $118,126. As of December 29, 2007, Dr. Balkanski held outstanding options to purchase an aggregate of 91,879 shares of our common stock. See Note 1 of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K filed on February 19, 2008, for a discussion of all assumptions made by the Company in determining the grant date fair value of its equity awards.

(4) On June 6, 2007, Mr. Goldman was granted an option to purchase 12,500 shares of our common stock. The grant date fair value of such option, computed in accordance with FAS 123(R), was $118,126. As of December 29, 2007, Mr. Goldman held outstanding options to purchase an aggregate of 12,500 shares of our common stock. See Note 1 of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K filed on February 19, 2008, for a discussion of all assumptions made by the Company in determining the grant date fair value of its equity awards.

(5) On February 7, 2007, Mr. Hundt was granted an option to purchase 75,000 shares of our common stock. The grant date fair value of such option, computed in accordance with FAS 123(R), was $302,812. As of December 29, 2007, Mr. Hundt held outstanding options to purchase an aggregate of 25,000 shares of our common stock, since he early exercised 50,000 of his initial 75,000 option grant. See Note 1 of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K filed on February 19, 2008, for a discussion of all assumptions made by the Company in determining the grant date fair value of its equity awards.

(6) On June 6, 2007, Mr. Martin was granted an option to purchase 12,500 shares of our common stock. The grant date fair value of such option, computed in accordance with FAS 123(R), was $118,126. As of December 29, 2007, Mr. Martin held outstanding options to purchase an aggregate of 56,250 shares of our common stock. See Note 1 of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K filed on February 19, 2008, for a discussion of all assumptions made by the Company in determining the grant date fair value of its equity awards.

(7) On June 6, 2007, Mr. Maydan was granted an option to purchase 12,500 shares of our common stock. The grant date fair value of such option, computed in accordance with FAS 123(R), was $118,126. As of December 29, 2007, Mr. Maydan held outstanding options to purchase an aggregate of 12,500 shares of our common stock. See Note 1 of the notes to our consolidated

financial statements contained in our Annual Report on Form 10-K filed on February 19, 2008, for a discussion of all assumptions made by the Company in determining the grant date fair value of its equity awards.

(8) On June 6, 2007, Mr. Redfield was granted an option to purchase 12,500 shares of our common stock. The grant date fair value of such option, computed in accordance with FAS 123(R), was $118,126. As of December 29, 2007, Mr. Redfield held outstanding options to purchase an aggregate of 12,500 shares of our common stock. See Note 1 of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K filed on February 19, 2008, for a discussion of all assumptions made by the Company in determining the grant date fair value of its equity awards.

(9) On June 6, 2007, Dr. Sindhu was granted an option to purchase 12,500 shares of our common stock. The grant date fair value of such option, computed in accordance with FAS 123(R), was $118,126. As of December 29, 2007, Dr. Sindhu held outstanding options to purchase an aggregate of 12,500 shares of our common stock. See Note 1 of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K filed on February 19, 2008, for a discussion of all assumptions made by the Company in determining the grant date fair value of its equity awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have adopted a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our Audit Committee, or other independent members of our Board of Directors in the case it is inappropriate for our Audit Committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons' immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

A number of brokers with account holders who are Infinera Corporation stockholders will be "householding" our proxy materials. A single Proxy Statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Proxy Statement and Annual Report on Form 10-K, please notify your broker and direct your written request to Infinera Corporation, 169 Java Drive, Sunnyvale, CA 94089, Attn: Secretary, or call (408) 572-5200. Stockholders who currently receive multiple copies of the Proxy Statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ MICHAEL O. MCCARTHY, III

Michael O. McCarthy, III
Chief Legal Officer and Secretary

March 21, 2008

Appendix A

CHARTER OF THE
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
INFINERA CORPORATION

PURPOSE:

The purpose of the Audit Committee of the Board of Directors of Infinera Corporation (the "Company") shall be to:

- Oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;
- Assist the Board in oversight and monitoring of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance, and (iv) the Company's internal accounting and financial controls;
- Prepare the report that the rules of the Securities and Exchange Commission (the "SEC") require to be included in the Company's annual Proxy Statement;
- Provide the Company's Board with the results of its monitoring and recommendations derived therefrom; and
- Provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors may from time to time prescribe.

PROXY

MEMBERSHIP:

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board of Directors. The Audit Committee will consist of at least three members of the Board of Directors. Members of the Audit Committee must meet the following criteria (as well as any criteria required by the SEC):

- Each member will be an independent director, as defined in (i) NASDAQ Rule 4200 and (ii) the rules of the SEC;
- Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements; and
- At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities.

RESPONSIBILITIES:

The responsibilities of the Audit Committee shall include:

- Reviewing on a continuing basis the adequacy of the Company's system of internal controls, including meeting periodically with the Company's management and the independent registered public accounting firm to review the adequacy of such controls and to review before release the disclosure regarding such system of internal controls required under SEC rules to be contained in the Company's periodic filings and the attestations or reports by the independent registered public accounting firm relating to such disclosure;

- Appointing, compensating and overseeing the work of the independent registered public accounting firm (including resolving disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
- Pre-approving audit and non-audit services provided to the Company by the independent registered public accounting firm (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible); in this regard, the Audit Committee shall have the sole authority to approve the hiring and firing of the independent registered public accounting firm, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent registered public accounting firm;
- Reviewing and providing guidance with respect to the external audit and the Company's relationship with its independent registered public accounting firm by (i) reviewing the independent registered public accounting firm's proposed audit scope, approach and independence; (ii) obtaining on a periodic basis a statement from the independent registered public accounting firm regarding relationships and services with the Company which may impact independence and presenting this statement to the Board of Directors, and to the extent there are relationships, monitoring and investigating them; (iii) reviewing the independent registered public accounting firm's peer review conducted every three years and their annual Public Company Accounting Oversight Board (PCAOB) report; (iv) discussing with the Company's independent registered public accounting firm the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management and any other matters described in SAS No. 61, as may be modified or supplemented; (v) reviewing reports submitted to the audit committee by the independent registered public accounting firm in accordance with the applicable SEC requirements; and (vi) directing the Company's independent registered public accounting firm to take such other actions as may be necessary to comply with applicable law and listing requirements;
- Reviewing and discussing with management and the independent registered public accounting firm the annual audited financial statements and quarterly unaudited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC;
- Reviewing before release the unaudited quarterly operating results in the Company's quarterly and annual earnings releases, as well as any other financial press releases;
- Overseeing compliance with the requirements of the SEC for disclosure of auditor's services and audit committee member qualifications and activities;
- Reviewing, approving and monitoring the Company's code of ethics for its senior financial officers, which is incorporated in the Company's Code of Business Conduct and Ethics.
- Reviewing and discussing, in conjunction with legal counsel, such other legal matters as may be appropriate in connection with the Audit Committee's functions hereunder;
- Reviewing the Company's compliance with Company plans and policies as the same may be implemented from time to time;
- If necessary, instituting special investigations with full access to all books, records, facilities and personnel of the Company;

- As appropriate, obtaining advice and assistance from outside legal, accounting or other advisors;
- Reviewing and, if appropriate, approving in advance any proposed transactions involving potential conflicts of interest, including, specifically, reviewing and approving all proposed related party transactions;
- Reviewing its own charter, structure, processes and membership requirements;
- Providing a report in the Company's Proxy Statement in accordance with the rules and regulations of the SEC; and
- Establishing procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

MEETINGS:

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at such times as are appropriate to review the financial affairs of the Company. The Audit Committee will meet separately with the independent registered public accounting firm of the Company, at such times as it deems appropriate, but not less than quarterly, to fulfill the responsibilities of the Audit Committee under this charter.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

REPORTS:

In addition to preparing the report in the Company's Proxy Statement in accordance with the rules and regulations of the SEC, the Audit Committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the Committee's charter.

COMPENSATION:

Members of the Audit Committee shall receive such fees, if any, for their service as Audit Committee members as may be determined by the Board of Directors in its sole discretion. Such fees may include retainers or per meeting fees. Fees may be paid in such form of consideration as is determined by the Board of Directors. Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board of Directors or any committee thereof.

DELEGATION OF AUTHORITY:

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-33486

Infinera Corporation
(Exact name of registrant as specified in its charter)

Delaware	77-0560433
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

169 Java Drive
Sunnyvale, CA 94089
(Address of principal executive offices, including zip code)

(408) 572-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer, large accelerated filer and smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value per share, held by non-affiliates of the registrant on June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was $1,458,303,647 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person who owns more than 5% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of February 6, 2008, 92,083,943 shares of the registrant's common stock, $0.001 par value per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the registrant's Proxy Statement for its 2008 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

INFINERA CORPORATION

ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 29, 2007

Table of Contents

FORM 10-K

Part I

ITEM 1. BUSINESS

Overview

Infinera Corporation ("we" or "Infinera") has developed a solution that we believe will change the economics, operating simplicity, flexibility, reliability and scalability of optical communications networks. At the core of our Digital Optical Network architecture is what we believe to be the world's only commercially-deployed, large-scale photonic integrated circuit, or PIC. Our PICs transmit and receive 100 Gbps of optical capacity and incorporate the functionality of over 60 discrete optical components into a pair of indium phosphide chips approximately the size of a child's fingernail. We have used our PIC technology to design a new digital optical communications system called the DTN System. The DTN System is designed to enable cost-efficient optical to electrical to optical conversion of communications signals. The DTN System is architected to improve significantly communications service providers' economics and service offerings as compared to traditional systems. Our DTN System is designed to provide faster service delivery and network management flexibility. Our carrier-class DTN System runs our Infinera IQ Network Operating System and is integrated with our Infinera Management Suite software, which together enhance and simplify network monitoring, management and control.

Our goal is to establish our Digital Optical Network as a leading architecture for optical communications networks. We believe that photonic integrated circuits will significantly change optical communications networks in a fashion similar to the integrated circuit's impact on electronics beginning in the 1950's. We also believe that our DTN System can provide benefits to our customers in the $6.4 billion wavelength division multiplexing segment of the global optical communications equipment market, which is estimated by Ovum-RHK, a third-party industry analyst, to be nearly $16 billion in 2008. As of December 29, 2007, we have sold our DTN System for deployment in the optical networks of 41 customers worldwide, including Internet2, Interoute, Level 3 Communications and Qwest Communications. We do not have long-term purchase commitments with our customers. To date, a few of our customers have accounted for a significant portion of our revenue. In 2007 and 2006, Level 3 and Broadwing Communications, which Level 3 acquired in January 2007, together accounted for approximately 47% and 75% of our revenue, respectively.

We believe that rapid growth of communications traffic and proliferation of next-generation bandwidth-intensive services such as video will expand the need and increase demand for optical network capacity. Our DTN System is designed to serve as the key element for long-haul and metro optical transport networks of U.S. and international communications service providers. Customer deployments of our DTN System have ranged from two to hundreds of network access points.

Our DTN System is designed to provide several advantages over traditional systems, including:

- Operating simplicity and cost savings
    - *Ease of deployment and scalability.* Our DTN System provides optical capacity in 100 Gbps increments (10 channels at 10 Gbps), enabling our customers to more easily scale their optical networks with the initial installation of the DTN System and to add capacity to existing DTN Systems in less time and with fewer service calls;
    - *Management and personnel.* Our DTN System offers built-in software intelligence to route services across complex optical communications networks and is designed to simplify our customers' network planning, engineering and operations; and
    - *Efficiency and reliability.* Given the high level of photonic integration and digital processing, our DTN System is designed to consume less power, enable simplified testing and improve system reliability;

- Enhanced revenue generation
  - *Expand services reach.* Our DTN System lowers the cost of optical to electrical to optical conversion, which enables our customers to access markets cost-effectively that had previously not been served due to cost constraints;
  - *Optimal use of network capacity.* Our DTN System enables communications service providers to combine streams of network traffic from various points throughout the network onto a single wavelength, thereby optimizing existing capacity and increasing revenue opportunities; and
  - *Accelerate service provisioning.* Our DTN System's ability to deploy optical capacity in 100 Gbps increments and to process and manage data at each DTN System location remotely enables communications service providers to add customers and provision new services more rapidly than traditional systems; and
  - *Capital cost savings.* Our DTN System integrates the functionality of over 60 discrete optical components into a single PIC pair, reducing capital expenditures and the physical space required for a given amount of optical network capacity.

We began commercial shipment of our DTN System in November 2004. In the third quarter of 2005 we believe we achieved, and have since maintained through the third quarter of 2007, the largest market share of 10 Gbps long-haul ports shipped worldwide. We believe this rapid customer acceptance is due to the benefits that our PIC-based digital optical communications system offers over traditional systems.

"Infinera," "Infinera DTN," "IQ," "iPIC," "Infinera Digital Optical Network," "Bandwidth Virtualization" and other trademarks or service marks of Infinera Corporation appearing in this report are the property of Infinera Corporation. This report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Infinera was founded in December 2000, originally operated under the name "Zepton Networks," and is headquartered in Sunnyvale, California. We are incorporated in the State of Delaware. Our principal executive offices are located at 169 Java Drive, Sunnyvale, CA 94089. Our telephone number is (408) 572-5200.

Industry Background

Optical communications equipment carries digital information as analog light waves over fiber optic networks. Fiber optic networks provide significantly greater data transport capacity than traditional electrical over copper transport technology. The advent of wavelength division multiplexing systems has enabled the transmission of larger amounts of data by using multiple wavelengths over a single optical fiber. Service providers often use wavelength division multiplexing systems to carry communications traffic between cities, referred to as long-haul networks, and within large metropolitan areas, referred to as metro networks. Most fiber optic networks carry all types of communications traffic, from conventional long-distance telephone calls to e-mails and web sessions to high-definition video streams. As traffic grows, service providers add capacity to existing networks or purchase and deploy additional systems to keep pace with bandwidth demands and service expansion. Fiber optic networks are expensive and complex, and service providers have traditionally experienced significant challenges in generating new revenue while reducing operating and capital costs.

Increased Demand for Network Capacity

We intend to address a larger portion of the optical communications equipment market opportunity with enhancements to our existing DTN System and with new product releases in the future.

Drivers of Increases in Demand for Network Capacity

We believe that a number of trends in the communications industry are driving growth in demand for network capacity and ultimately will increase demand for optical communications systems, including our DTN System. These trends include:

- *Growth of Internet usage and Internet protocol traffic.* Internet protocol network traffic continues to grow significantly as bandwidth consumed per Internet user and the total number of Internet users increases;
- *Increasing broadband penetration and high capacity services.* Communications service providers are offering broadband Internet access to an increasing number of subscribers to support voice, video and high speed data offerings. In addition, adoption of new consumer applications such as video and music downloads and business applications such as videoconferencing necessitates an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services; and
- *Availability of more bandwidth capacity.* Competition, particularly in the United States, among cable and communications service providers in providing bundled services such as the "Triple Play" (voice, video and data) has encouraged greater consumption of bandwidth.

Challenges Faced by Communications Service Providers

Service providers face significant challenges in meeting increasing bandwidth demands, including:

- *Price competition pressuring network costs.* Competition between communications service providers places pressure on service pricing and thus network costs. The optical communications network is a significant source of overall network cost, and thus service providers are aggressively seeking ways to reduce their optical network operating and capital costs;
- *Operational complexity.* Optical communications network design, planning and engineering involves considerable complexity. This complexity is costly and may slow network expansion and service delivery which, in some cases, results in lost revenue;
- *Limited service reach.* Many network operators have optical facilities that pass through small - to mid-sized cities but determine that it is cost-prohibitive to deploy expensive optical systems that would allow them to offer services to potential customers in these locations;
- *Slow service provisioning.* Optical communications networks often require fixed allocation of bandwidth between customer sites. Communications service providers often must add capacity to their networks to accommodate new subscribers and services. Adding capacity generally involves complex and costly re-engineering of the existing network and a lengthy time period to implement, test and prepare the network to provide service;
- *Lack of protection and management features.* Most traditional long-haul optical communications systems do not offer protection capabilities to restore service in the event of equipment or fiber failure. As a result, communications service providers must purchase, deploy, and manage additional equipment to support protected services, which further increases cost and network complexity; and
- *Exposure to equipment failures.* Traditional optical communications systems and sub-systems contain dozens of discrete interconnected optical components. Most failures occur at these connections resulting in reduced system reliability and potential loss of service.

Limitations of Traditional Optical Approaches

Optical Components and Sub-systems

Optical component technology today shares many characteristics with electronic component technology in the 1950's. At that time, all electronic devices were comprised of discrete components, each requiring a separate package to perform a given function. As in traditional systems today, individual components were largely manually-wired to their packages, resulting in higher cost and lower reliability. Due to the numerous discrete connected parts, electronic systems were physically large, consumed significant amounts of power and were prone to failure. These problems were significantly reduced with the advent of the integrated circuit, which led to the proliferation of high-performance, mass-market, low-cost and reliable semiconductor chips suitable for a wide range of computing applications.

Several companies have developed forms of optical sub-system integration, which consist of co-packaging discrete components within a common module. Optical subsystems provide modest space and package savings and some cost reductions in final production and testing. However, we believe that the total cost savings associated with these devices is limited because each must undergo its own manufacturing, separation, testing and production process steps before final integration within a subsystem package. In addition, we believe that these optical subsystems approaches provide minimal improvement in quality or reliability compared to discrete optical components.

Optical Communications Systems

Optical components and sub-systems are the key building blocks of traditional systems. Traditional systems vendors typically rely on a limited number of component and sub-system suppliers, resulting in limited product differentiation. In addition, the ability of traditional systems vendors to benefit from photonic integration is constrained by the development efforts of their optical component and sub-system suppliers.

Optical communications systems typically transport communications signals between cities as wavelengths and switch or add/drop those signals using digital electronics at network access points where services are provided. Most optical communications networks utilize wavelength division multiplexing technology that transmits multiple signals, each as separate colors of light, or wavelengths, on a single fiber in a communications service provider's network. The principal benefit of wavelength division multiplexing systems is that they enable the transmission of large amounts of data on multiple wavelengths over a single optical fiber. In optical communications networks, communications service providers cannot access or manage these wavelengths of light, or analog signals, and must convert the wavelengths of light to electrical or digital signals. Once this traffic has been converted into the digital domain, it can be processed by the communications service provider. This processing can include adding/dropping, monitoring or regenerating the traffic. After the digital signal is processed, it is converted back to wavelengths of light so that it can be transported to the next network destination. The process of converting the optical signal to an electrical signal for processing and then converting it back to an optical signal to enable digital processing is known as optical to electrical to optical conversion. Optical to electrical to optical conversion enables access to data that allows communications service providers to differentiate their networks and to generate revenue through value-added services. Optical to electrical to optical conversion utilizing traditional systems can be expensive.

With some traditional systems, communications service providers must choose at multiple network access points whether to utilize a wavelength division multiplexing system that enables high-performance digital management and processing but with high optical to electrical to optical conversion costs, or to use an all-optical architecture that reduces optical to electrical to optical conversion costs but also may limit service reach and add cost.

Traditional Wavelength Division Multiplexing Systems

Traditional wavelength division multiplexing systems have several disadvantages, including:

- significant capital cost, space and power requirements;
- requirement of discrete components to execute optical to electrical to optical conversions for each wavelength, which adds significant cost and reduces reliability;
- expansion of the network is often manually intensive as communications service providers may need to redesign the network, re-allocate available wavelengths or deploy additional hardware at multiple locations each time a new circuit is added;
- limited flexibility to alter traffic flows because dedicated network capacity must be purchased and deployed in advance; and
- high costs associated with implementing advanced features, such as network-wide provisioning or optical layer protection, because additional equipment may be required.

All-Optical Communications Systems

Several optical communications systems vendors have attempted to reduce the cost of transporting data on optical networks by limiting the need for optical to electrical to optical conversions. The resulting architecture, known as the all-optical network, utilizes a new generation of wavelength division multiplexing systems to manage and switch traffic as analog light waves. Reconfigurable optical add/drop multiplexers and wavelength selectable switches are examples of all-optical systems. However, we believe these all-optical approaches possess inherent weaknesses, including:

- limited ability to digitally process the data, which prevents these systems from efficiently adding and dropping traffic at intermediate network access points; this can result in a reduced network footprint and decreased revenue opportunities for communications service providers, particularly in smaller regions and markets;
- more costly and time-consuming network planning and service provisioning, because adding new services requires complex engineering calculations involving power levels, dispersion compensation and other optical non-linear effects;
- higher installation costs, because this process may require complicated components to minimize signal degradation over long distances; all-optical systems also lack the ability to effectively view network performance statistics and reconfigure traffic patterns; and
- overall network capacity can be limited by wavelength blocking, which is the inability to use wavelengths of light because they are already in use in another part of the network.

We believe significant demand exists for an optical communications system that is simple and easy to operate and that reduces operating and capital costs for communications service providers.

The Infinera Solution

Our PIC technology facilitates a network architecture that allows communications service providers to realize the benefits of both wavelength division multiplexing and digital processing more fully and cost-effectively. We believe that our DTN System and our Digital Optical Network architecture enable the improvement of the economics, operating simplicity, flexibility, reliability and scalability of our customers' optical networks.

Our PICs enable our DTN System to provide lower-cost optical to electrical to optical conversions at every network access point to provide communications service providers with the ability to digitally process the information being transported across their optical networks. Our DTN System's software enables our customers to leverage this digital information to simplify and speed the delivery of differentiated services and to optimize the utilization of their optical networks.

Our DTN System is designed to enable the Digital Optical Network architecture for long-haul and metro optical transport systems of communications service providers and to offer the following key technical benefits:

- *Photonic integration.* Our DTN System integrates the functionality of over 60 discrete optical components within a single PIC pair, reducing capital expenditure and physical space requirements for a given amount of optical network capacity. Our PIC technology also enables our DTN System to allow service providers to add 10 wavelengths of 10 Gbps capacity concurrently, as compared to one wavelength in traditional systems;
- *Digital processing.* Our DTN System processes traffic digitally, which ensures significantly greater signal quality and network management flexibility than analog, or all optical, systems. With our DTN System, communications traffic can be cost-effectively added/dropped, monitored and regenerated through digital processing of data; and
- *High value-add software content.* Our DTN System's software utilizes digital data to enable network provisioning, management, testing and control that provides intelligence not available in traditional optical communications systems.

These distinctive technical features provide significant advantages to our customers, including:

- Operating simplicity and cost savings
  - *Ease of deployment and scalability.* Our DTN System deploys optical capacity in 100 Gbps increments, which enables our customers to rapidly deploy the initial DTN System and to add capacity to existing DTN Systems in less time and with fewer service calls than with traditional systems. Infinera customers have publicly remarked on the speed with which they are able to roll out new network capacity thanks to Infinera's unique architecture;
  - *Differentiated services via Bandwidth Virtualization.* Our DTN System uses digital switching electronics to virtualize its optical wavelengths into digital bandwidth. This bandwidth can be allocated, using intelligent software, to different services without regard to the underlying optical parameters. The separation of services from underlying wavelengths, which we call Bandwidth Virtualization, is key to Infinera's value proposition. It allows customers to offer a variety of differentiated services over different distances without the need to re-engineer the underlying wavelengths. We call this capability bandwidth virtualization;
  - *Management and personnel.* Our DTN System offers built-in software intelligence to route and signal services across complex optical communications networks. In addition, our DTN System's digital protection and manageability enables carriers to offer a broad range of service qualities without requiring a separate synchronous optical network, or its international equivalent, synchronous digital hierarchy, or optical switching layer for protection and management. These features are designed to provide our customers with flexible management and control of their networks while significantly reducing the amount of information technology personnel and hours dedicated to planning, engineering and operating their optical communications networks; and
  - *Efficiency and reliability.* Given its high level photonic integration and digital processing, our DTN System occupies a fraction of the physical space, generally consumes less power than traditional systems for a given amount of capacity, enables simplified testing and is designed to improve system reliability. We are able to deliver both increased simplicity and reliability to our customers through our differentiated PIC technology and unique approach to optical networking architecture. By enabling frequent optical to

electrical to optical conversions across their optical networks, we allow our customers to manipulate traffic in the digital domain, which we believe is simpler than architecting traffic and provisioning services with all-optical systems. Likewise, our PICs efficiently perform optical to electrical to optical conversions without a need for dozens of discrete components, which in turn require hundreds of failure-prone individual connections. As such, we believe our customers' service quality can be improved significantly due to our DTN System's simplified product design.

- Enhanced revenue generation
  - *Expand services reach.* Our DTN System significantly lowers optical to electrical to optical conversion cost, which enables our customers to access markets cost-effectively that had previously not been served due to cost constraints. This provides our customers with new revenue opportunities and can reduce or eliminate the cost paid to other service providers for use of their networks to complete a services connection. Our DTN System also supports a variety of communications interfaces, including separate synchronous optical network/synchronous digital hierarchy, Gigabit and 10 Gigabit Ethernet;
  - *Optimal use of network capacity.* Our DTN System enables communications service providers to combine streams of network traffic from various points throughout the network onto a single wavelength, thereby optimizing existing capacity and increasing revenue opportunities. In contrast, traditional systems often require that communications service providers reserve an entire wavelength for a single stream of traffic, which may consume only a fraction of the available capacity; and
  - *Accelerate service provisioning.* Our DTN System's ability to deploy optical capacity in 100 Gbps increments and to process and manage data at each DTN System location remotely enables communications service providers to add customers and provision new services more rapidly than traditional optical communications systems; and
- *Capital cost savings.* Our DTN System can require less capital expenditure for a given amount of optical network capacity. We believe that photonic integration enables a faster rate of innovation than is possible using conventional discrete optical components and will result in a continued decline in costs and complexity.

The Infinera Strategy

Our goal is to be a preeminent provider of optical systems to communications service providers. Key aspects of our strategy are:

- *Increase our customer footprint.* During 2007, we diversified our customer base in terms of markets served, expanding beyond our original core market of bandwidth wholesalers into the fast-growing cable MSO and internet content provider markets. We now count four of the top five North American MSOs as customers, as well as some of the top internet content providers, in addition to many of the North American national footprint bandwidth wholesalers. We intend to increase penetration of our installed base of customers while also targeting new U.S. and international communications service providers, including U.S. regional bell operating companies, international postal, telephone and telegraph companies, and other operators of fiber optic networks around the world.
- *Penetrate adjacent markets.* We believe that our Digital Optical Networking architecture can benefit government, research and educational institutions, multiple system operators, or MSOs, and internet content provider markets in the same way it does long-haul or wholesale carriers and independent operator markets. We intend to increase our addressable markets by adding functionality to our DTN System by developing new products and by creating the service and support infrastructure needed to address these markets;

- *Maintain and extend our technology lead.* We intend to incorporate the functionality of additional discrete components into our PICs and to pursue further functional integration in our DTN System in order to enhance the performance, scalability and economics of our DTN System;
- *Deliver systems to scale and deliver additional functionality.* Our DTN System is, to our knowledge, the only commercially-available system which provides 100 Gbps of transport capacity on a single line card. We recognize the need to continually increase our scalability and functionality to maintain product leadership in optical transport networks as demonstrated by expanding our system transport capacity from 400 Gbps to 800 Gbps; and
- *Continue investment in PIC manufacturing activities.* We believe that our manufacturing capabilities serve as a competitive advantage and intend to continue to invest in the manufacturing capabilities needed to produce new generations of our PICs.

Products

Infinera DTN System

Our DTN System utilizes our PIC technology to enable digital processing and management of data with the capability to both generate wavelength division multiplexing wavelengths and to add, drop, switch, manage, protect and restore network traffic digitally. Our DTN System is comprised of two elements, the DTN digital node, which houses our PIC and enables optical to electrical to optical conversion, and an optical line amplifier, or OLA, which extends the optical reach between DTNs. The DTN can automate the connection of circuits and provisioning of new services without costly and cumbersome manual intervention.

Our DTN System is modular in design to enable our customers with the ability to add capacity in a cost-efficient manner. The initial deployment of our DTN System at a customer involves the installation of common equipment, which includes a chassis, optical line amplifiers and related equipment. Customers can purchase additional common equipment to expand the reach of the DTN System and can increase the capacity of existing common equipment for the DTN System by purchasing our Digital Line Modules, or DLMs, Tributary Adapter Modules, or TAMs and Tributary Optical Modules, or TOMs. Each DTN System is composed of one or two half rack chassis, each of which supports up to 4 DLM cards. We have either a 23 inch or 19 inch chassis option for the DTN System. Each DLM card typically supports up to 5 TAMs. The 40 Gbps TAM takes up 2 slots of the DLM Card. Each DLM contains a pair of PICs that provide 100 Gbps of transport capacity; thus, a single DTN System supports up to 800 Gbps (8 DLMs x 100 Gbps each) of transmit/receive capacity per fiber pair. The individual TAMs serve as client-side interface modules, which support line rates from 155 Mbps to 40 Gbps. Given both the density and the modular architecture of each DTN, our DTN System enables significant flexibility and scalability for communications service providers.

Our DTN System is carrier-class, which means that it complies with applicable Telcordia and equivalent major international standards for central office-based network elements. Our DTN System supports a broad range of optical service interfaces including Ethernet (Gigabit Ethernet and 10 GbE) and separate synchronous optical network/synchronous digital hierarchy (OC-3/STM-1, or 155 Mbps, to OC-768/STM-256, or 40 Gbps).

Infinera Optical Line Amplifier

Our OLA is a bidirectional amplifier that extends the optical reach between DTNs. Communications service providers purchase our OLAs for network access points where customer access to data is not required. Our OLA is a small form-factor device that can be managed seamlessly within the DTN System.

Infinera IQ Network Operating System and Management Suite

Our DTN System utilizes proprietary embedded software, the IQ Network Operating System, to enable our customers to simplify and speed up the tasks they perform to deliver, differentiate, and manage services and to optimize the utilization of their networks. The IQ Network Operating System software utilizes the DTN System's digital switching and IP-based technologies, including generalized multiprotocol label switching for end-to-end provisioning, protection and restoration services, and a host of performance monitoring and software-definable testing capabilities.

In addition to our IQ Network Operating System software, we offer a broad set of standards-based network and element management tools and Operations Support System integration interfaces. Our management suite software includes our Digital Network Administrator, a scalable, robust, feature-rich Element Management System, and our Graphical Node Manager, an easy-to-use web-based management interface.

Technology

Digital Optical Network Architecture

Our founders have experience in the optical communications market and understood the inherent limitations of both traditional wavelength division multiplexing systems and all-optical networking systems and sought to develop a product that offered the key benefits of both approaches. They founded Infinera with a vision to increase the functionality and improve the economics of optical transport systems. To that end, our core engineering team is comprised of optical component and systems experts who have collaborated to create an innovative optical communications architecture that is designed to combine enhanced performance, system-wide simplicity and efficiency, with the ability to be manufactured in a cost-efficient manner. We have focused our efforts, time and capital on developing our Digital Optical Network architecture and DTN System based on our PIC technology.

Our Digital Optical Network architecture is based on our belief that network operators can expand service reach, expedite service provisioning, ensure reliability and more effectively manage, monitor and scale their networks by processing data digitally rather than in analog format. We further believe that the key to delivering this capability in a cost-effective manner is integrating the functionality of multiple discrete devices into a single set of semiconductor chips. This integration allows us to eliminate separate optical packages for each discrete optical device, which we believe is the largest cost challenge facing traditional systems. This integration has further enabled us to provide additional functionality and intelligence to our optical communications systems.

Infinera PIC

We believe that our proprietary PICs are a key source of our value proposition and competitive advantage. We manufacture and package our PICs at our own facilities for use exclusively with our DTN System. We began the simultaneous design and manufacture of our PICs shortly after we were founded in December 2000. We employ a multi-disciplinary approach towards the development and manufacturing of our PICs, with significant interaction between our manufacturing, system engineering and advanced technology groups. As a leader in the development of photonic integration, we have protected the intellectual property associated with our PIC manufacturing through a combination of trade secrets, patents and contractual protections. We believe that as a result of the combination of the multiple disciplines that were required to develop our PIC, together with the intellectual property protections that we have established, it will be difficult for others to duplicate the technology we have developed.

Our DTN System transmits 100 Gbps of optical capacity, utilizing a pair of PICs, one transmitter PIC and one receiver PIC. Our transmitter PIC integrates the functionality of 51 optical components onto a single chip, including lasers and modulators. In addition, our receiver PIC integrates the functionality of 11 optical components onto a single chip, including photodetectors and an optical de-multiplexer.

We expect our PIC technology to enable continued innovation in additional applications and systems beyond the optical transport market currently being served by the DTN System. We have demonstrated a next generation PIC prototype that is capable of transporting 1.6 terabits of data. We believe this is 40 times the capacity of the most advanced commercial discrete photonics devices today.

Customers

Our DTN System has been sold to telecommunications carriers, cable operators, internet content providers and other service providers. As of December 29, 2007, we have sold our DTN System for deployment in the optical network of 41 customers worldwide, including:

- 360networks, Inc.;
- BOREAS—Net;
- Carphone Warehouse;
- Cox Communications;
- Citynet, LLC;
- Deltacom;
- EWE TEL GmbH;
- FLAG Telecom Group Limited;
- FPL Fibernet;
- Freenet Cityline GmbH;
- Global Crossing International Networks Ltd.;
- Integra Telecom Holdings, Inc.;
- Internet2;
- Interoute Communications Limited;
- Level 3 Communications;
- Mid-Atlantic Broadband Cooperative;
- North China Grid Company Limited;
- OVH SARL;
- Qwest Communications International, Inc.;
- State of New Mexico;
- Wuhan NEC Fiber Optic Communications Industry Co., Ltd.; and
- XO Communications Services, Inc.

Level 3 and Broadwing Corporation, which Level 3 acquired in January 2007, together accounted for approximately 47%, 75% and 28% of our revenue in 2007, 2006 and 2005, respectively.

Support and Services

We offer our customers a range of support offerings, including product training, installation and deployment services, extended warranties and 24x7 multi-level technical support. These product support services consist of software warranty, updates and upgrades including general product support. Our support services are provided by our employees and third-party support partners. We believe that providing ongoing support is critical to successful long-term relationships with, and follow-on sales to, our customers. We are committed to providing our customers with the highest levels of support and service.

Sales and Marketing

We market and sell our DTN System and related support services primarily through our direct sales force, supported by marketing and product management personnel. We may also use distribution or support partners to enter new markets or when requested by a potential customer. Our sales team has significant previous experience with the buying process and sales cycles typical of high-value telecommunications products. We expect to continue to add sales and support employees as we grow our business.

The sales process for our DTN System entails discussions with prospective customers, analyzing their existing networks and identifying how they can utilize our DTN System capabilities within their networks. This process requires developing strong customer relationships, and we expect to leverage our sales force and customer support capabilities to establish relationships with both domestic and international service providers.

Over the course of the sales cycle, service providers often test our DTN System before buying. Prior to commercial deployment, the service provider will generally perform a field trial of our DTN System. Upon successful completion, the service provider generally accepts the products installed in its network and may continue with commercial deployment of additional DTN systems. We anticipate that our sales cycle, from initial contact with a service provider through the signing of a purchase agreement, may, in some cases, take several quarters.

Direct Sales Force. Our sales team sells directly to service providers worldwide. We maintain sales presences throughout the United States as well as in China, France, Germany, Japan, South Korea and the United Kingdom.

Indirect Sales Force. We have and will continue to employ business consultants, resale partners and sales agents to assist in our sales efforts to accelerate and strengthen our customer relationships. We expect to work with business partners to assist our customers in the sale, deployment and maintenance of our systems and have entered into distribution and resale agreements to facilitate the sale of our DTN System.

Marketing and Product Management. Our product management team is responsible for defining the product features and roadmap required to maximize our success in the marketplace. Product management supports our sales efforts with product and application expertise. Our marketing team works to create demand for our DTN System by communicating our value proposition and differentiation in direct customer interaction, public relations, tradeshows, events and web and other marketing channels.

Research and Development

Continued investment in research and development is critical to our business. To this end, we have assembled a team of engineers with expertise in various fields, including systems, sub-systems and components. Our research and development efforts are currently focused in Sunnyvale, California, Allentown, Pennsylvania, Annapolis Junction, Maryland and Bangalore, India. We have invested significant time and financial resources into the development of our Digital Optical Network architecture, our DTN System, including the IQ Network Operating System and Management Suite software, the PIC and our manufacturing capabilities. We will continue to expand our product offerings and capabilities in the future and plan to dedicate significant resources to these continued research and development efforts. We are continually increasing the scalability and software features of our current DTN System, and developing additional functionality and new products, including products for metro applications. We are also working to develop new generations of PICs, and we intend to leverage further integration in our Digital Optical Network architecture and our DTN System through continued research and development and investments in our manufacturing capabilities.

Our research and development expenses were $60.9 million in 2007, $39.0 million in 2006 and $25.0 million in 2005.

Employees

As of December 29, 2007, we had 711 full time employees. A total of 140 of those employees were located outside of the United States. None of our employees are represented by labor unions or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our employee relationships to be good.

Manufacturing

We have invested significant time and capital to develop and improve the manufacturing process that we use to produce and package our PIC. This includes significant investments in personnel and the facilities to manufacture and package our PIC in Sunnyvale, California and Allentown, Pennsylvania. We also have invested in automating our manufacturing process and in training and maintaining the quality of our manufacturing workforce. As a leader in the development of photonic integration, we have protected the intellectual property associated with our PIC manufacturing through a combination of trade secrets, patents and contractual provisions. We believe that as a result of the combination of the multiple disciplines that were required to develop our PIC, together with the intellectual property protections that we have established, it will be difficult for others to duplicate the technology we have developed. Our manufacturing process has been developed over several years and is protected by a significant number of trade secrets. We believe that the trade secrets associated with the manufacturing and packaging of our PIC provide us with a significant competitive advantage.

We outsource manufacturing of certain components of our DTN System. We are planning to expand the use of our international manufacturing partners in 2008. Our contract manufacturers manufacture our DTN System based on our specifications and bill of materials. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in product specifications or delivery schedules. To date, we have not experienced any significant delays or material unanticipated costs resulting from the use of these contract manufacturers; however, such a strategy involves certain risks, including the potential absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies, and reduced control over delivery schedules, manufacturing yields, quality and costs. Despite outsourcing manufacturing operations for cost-effective scale and flexibility, we perform rigorous in-house quality control testing to ensure the reliability of our DTN Systems.

Shortages in components that we use in our DTN System are possible and our ability to predict the availability of such components may be limited. Some of these components are available only from single or limited sources of supply. Our DTN System includes some components that are proprietary in nature and only available from a single source, as well as some components that are generally available from a number of suppliers. In some cases, significant time would be required to establish relationships with alternate suppliers or providers of proprietary components. We do not have any long-term contracts with any component providers that guarantee supply of components or their manufacturing services. If we encounter difficulty continuing our relationship with a supplier, or if a supplier is unable to meet our needs, we may encounter manufacturing delays that could adversely affect our business. Our ability to timely deliver products to our customers would be materially adversely impacted if we needed to qualify replacements for any of a number of the components used in our DTN Systems.

We believe that our current manufacturing facilities can accommodate an increase in capacity for PIC production sufficient for the foreseeable future. Given the competitive advantage we believe is provided by our PIC product capabilities, we are continually investing in our manufacturing processes; however, we anticipate that increasing and enhancing production at this facility will not result in significant additional capital expenditures and personnel costs.

Backlog

As of December 29, 2007, our backlog was $26.7 million. These orders are subject to future events that could cause the amount or timing of the related revenue to change, and, in certain cases, may be cancelled without penalty. We do not believe that backlog should be viewed as an indicator of future performance. A backlogged order may not result in revenue in a particular period, and the actual revenue may not be equal to our backlog amounts. Our presentation of backlog may not be comparable with that of other companies in our industry.

Competition

The optical communications network equipment market is highly competitive. Competition in this market is based on any one or a combination of the following factors:

- price;
- functionality;
- existing business and customer relationships;
- the ability of products and services to meet customers' immediate and future network requirements;
- installation capability;
- services;
- scalability; and
- manufacturing capability.

Competition in the optical communications market is dominated by a small number of very large, multi-national companies. Many of our competitors have substantially greater name recognition and technical, financial, and marketing resources, and greater manufacturing capacity, as well as better established relationships with the incumbent carriers, than we do. Many of our competitors have more resources to develop or acquire, and more experience in developing or acquiring, new products and technologies and in creating market awareness for these products and technologies. In addition, many of our competitors have the financial resources to offer competitive products at below market pricing levels that could prevent us from competing effectively. Further, many of our competitors have built long-standing relationships with some of our prospective customers and have the ability to provide financing to customers and could, therefore, have an inherent advantage in selling products to those customers.

Our competitors include current wavelength division multiplexing suppliers, such as Alcatel-Lucent, Ciena, Cisco Systems, Ericsson, Fujitsu Limited, Huawei Technologies Co. Ltd., LM Ericsson Telephone Co., NEC Corporation, Nokia-Siemens Networks, Nortel Networks, Tellabs and ZTE Corporation. These companies have historically set the competitive benchmarks for price and functionality. There are also smaller companies, including startups, which have announced plans or developed products that would compete for long-haul and metro optical transport business.

We also face additional competition in certain market segments from companies which offer one or more products that compete directly or indirectly with our DTN System. In addition, we may compete with other companies as we expand into new markets or as other companies develop products that are competitive with us.

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We rely primarily on trade secret protection for our PIC and PIC manufacturing processes, including design, fabrication and testing of our PICs. However, there can be no assurances that trade secrets will be sufficient to provide us with a competitive advantage or that others have not or will not reverse engineer our designs or discover, develop or disclose the same or similar designs and manufacturing processes.

As of December 29, 2007, we held 69 U.S. patents and one international patent expiring between 2021 and 2026, and held 99 U.S. and 55 foreign pending patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

We may not receive competitive advantages from the rights granted under our patents and other intellectual property. Any patents granted to us may be contested, circumvented or invalidated over the course of our business, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of the protection of these patents cannot be predicted with certainty.

We believe that the frequency of assertions of patent infringement is increasing as patent holders, including entities that are not in our industry and who purchase patents as an investment or to monetize such rights by obtaining royalties, use such actions as a competitive tactic as well as a source of additional revenue. We have been sued by Cheetah Omni LLC for alleged infringement of their patent. See the section titled "—Legal Proceedings" for additional information regarding this lawsuit. Any claim of infringement from a third party, even those without merit, could cause us to incur substantial costs defending against such claims, and could distract our management from running our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our DTN System. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful.

In addition to these protections, we generally control access to and the use of our proprietary software and other confidential information. This protection is accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and through a combination of U.S. and international copyright laws. We incorporate a number of third party software programs into our DTN System pursuant to license agreements.

We license some of our software pursuant to agreements that impose restrictions on our customers' ability to use such software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by relying on non-disclosure and assignment of intellectual property agreements with our employees and consultants that acknowledge our exclusive ownership of all intellectual property developed by the individual during the course of his or her work with us. The agreements also require that each person maintain the confidentiality of all proprietary information disclosed to them. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. We also rely on contractual rights to establish and protect our proprietary rights in our DTN System.

Environmental Matters

Our business and operations are subject to environmental laws in various jurisdictions around the world. We seek to operate our business in compliance with such laws. We are currently subject to laws relating to the materials and content of our products and certain requirements relating to product take back and recycling. Environmental regulation is increasing, particularly outside of the United States, and we expect that our international operations will be subject to additional environmental compliance requirements, which may expose us to additional costs. To date, our compliance costs relating to environmental regulations have not resulted in a material adverse effect on our business, results of operations or financial condition.

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of December 29, 2007, are set forth below:

Name	Age	Position
Jagdeep Singh	40	Chairman, President and Chief Executive Officer
Thomas J. Fallon	46	Chief Operating Officer
David F. Welch, Ph.D.	46	Chief Marketing and Strategy Officer
Duston M. Williams	49	Chief Financial Officer
Scott A. Chandler	39	Vice President, Worldwide Sales
Michael O. McCarthy III	42	Chief Legal Officer
William R. Cumpston	46	Vice President, Systems Engineering
Alexandre Balkanski, Ph.D. (1)(2)	47	Director
Kenneth A. Goldman (3)	58	Director
Reed E. Hundt (2)(4)	59	Director
Hugh C. Martin (3)(4)	53	Director
Dan Maydan, Ph.D. (3)	72	Director
Carl Redfield (2)(4)	60	Director
Pradeep S. Sindhu, Ph.D.	55	Director

(1) Lead Independent Director
(2) Member of Nominating and Governance Committee
(3) Member of Audit Committee
(4) Member of Compensation Committee

Jagdeep Singh co-founded our company and has served as our President and Chief Executive Officer since January 2001, and as Chairman of our board of directors since March 2001. From December 1999 to December 2000, Mr. Singh served as co-founder and Chief Executive Officer of OnFiber Communications, Inc., or OnFiber, an optical telecommunications carrier. From January 1998 to March 1999, Mr. Singh served as co-founder and Chief Executive Officer of Lightera Networks, or Lightera, an optical switching equipment company, and upon Ciena Corporation's acquisition of Lightera in March 1999, served as President of Ciena's Core Switching Division. Mr. Singh holds a B.S. in Computer Science from the University of Maryland, an M.S. in Computer Science from Stanford University and an M.B.A. from the University of California, Berkeley.

Thomas J. Fallon has served as our Chief Operating Officer since October 2006. From April 2004 to September 2006, Mr. Fallon was our Vice President of Engineering and Operations. From August

2003 to March 2004, Mr. Fallon was Vice President, Corporate Quality and Development Operations of Cisco Systems, Inc., a networking and telecommunications company. From May 2001 to August 2003, Mr. Fallon served as Cisco's General Manager of the Optical Transport Business Unit. Mr. Fallon holds a B.S.M.E. and M.B.A. from the University of Texas at Austin.

David F. Welch, Ph.D. co-founded our company and has served as our Chief Marketing and Strategy Officer since January 2007. From May 2004 to January 2007, Dr. Welch served as our Chief Strategy Officer. From May 2001 to May 2004, he served as our Chief Development Officer/Chief Technology Officer. From May 2001 to November 2006, Dr. Welch also served as a member of our board of directors. From February 2001 to April 2001, Dr. Welch served as Chief Technology Officer of the Transmission Division of JDS Uniphase Corporation, an optical component company. From January 1985 to February 2001, Dr. Welch served in various executive roles, including Chief Technology Officer and Vice President of Corporate Development of SDL, an optical component company. Dr. Welch holds a B.S. in Electrical Engineering from the University of Delaware and a Ph.D. in Electrical Engineering from Cornell University.

Duston M. Williams has served as our Chief Financial Officer since June 2006. From December 2004 to June 2006, Mr. Williams was Executive Vice President and Chief Financial Officer of Maxtor Corporation, an information storage solutions company. From July 2003 to November 2004, Mr. Williams served as Chief Financial Officer of Aruba Networks, Inc., a network infrastructure company. From July 2001 to February 2003, Mr. Williams served as Chief Financial Officer of Rhapsody Networks, Inc., a storage networking provider. Mr. Williams currently serves on the board of directors of BlueArc, a network storage company. Mr. Williams holds a B.S. in Accounting from Bentley College and an M.B.A. from the University of Southern California.

Scott A. Chandler has served as our Vice President, Worldwide Sales since November 2004. From May 2003 to November 2004, Mr. Chandler served as our Vice President, Sales for North America. From October 1999 to May 2003, Mr. Chandler held a number of senior sales positions at Sonus Networks, Inc., a voice over IP infrastructure solutions company, including Vice President of Strategic Sales. Mr. Chandler holds a B.S. in Business Administration from Plymouth State College.

Michael O. McCarthy III has served as our Chief Legal Officer since January 2008. From May 2003 to January 2008, Mr. McCarthy served as our Vice President and General Counsel. From May 2001 to February 2003, Mr. McCarthy served as Senior Vice President of Worldwide Sales and Support at Ciena Corporation, a communications equipment company. From July 1999 to May 2001, Mr. McCarthy served as Ciena's Senior Vice President and General Counsel. Mr. McCarthy holds a B.A. in Mathematical-Economics from Colgate University and a J.D. from Vanderbilt University's School of Law.

William R. Cumpston has served as our Vice President, Systems Engineering since June 2006. From September 2005 to June 2006, Mr. Cumpston served as the Senior Vice President of Engineering at XenSource Inc., an enterprise grade platform virtualization solution company. From March 2003 to May 2005, Mr. Cumpston served as Chief Executive Officer of CloudShield Technologies, Inc., a provider of IP services control and security. From June 2002 to August 2002, Mr. Cumpston served as a Senior Vice President of Metro Products at Ciena Corporation. From August 1998 to June 2002, Mr. Cumpston served as Vice President, Engineering and Chief Operating Officer at ONI Systems Corporation, a fiber-optic communications equipment company. Mr. Cumpston holds a B.S. in Mathematics from the University of North Carolina.

Alexandre Balkanski, Ph.D. has been a member of our board of directors since October 2001. Dr. Balkanski has been a General Partner at Benchmark Capital, a venture capital firm, since April 2000. From August 1988 to April 2000, Dr. Balkanski was a co-founder and Chief Executive Officer of

C-Cube Microsystems Inc., a digital video company. Dr. Balkanski holds a B.S. from Harvard College and an M.A. and a Ph.D. from Harvard University.

Kenneth A. Goldman has been a member of our board of directors since February 2005. Mr. Goldman has been the Senior Vice President Finance and Administration and Chief Financial Officer of Fortinet Inc., a provider of unified threat management solutions since September 2007. From November 2006 to August 2007, Mr. Goldman served as Executive Vice President and Chief Financial Officer of Dexterra, Inc., a provider of mobile enterprise software. From August 2000 until March 2006, Mr. Goldman served as Senior Vice President, Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. From December 1999 to December 2003, Mr. Goldman served as an advisory council member of the Financial Accounting Standards Board Advisory Council. Mr. Goldman serves on the boards of directors of BigBand Networks, Inc., a provider of broadband multimedia infrastructure, Leadis Technology Inc., a semiconductor company, and Starent Networks Corp., a provider of networking solutions. Mr. Goldman served on the board of Juniper Networks, Inc., an IP network solutions company, until his resignation from the position in January 2008. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School.

Reed E. Hundt joined our board of directors in February 2007. Since 1998, he has acted as Co-Chairman of the Forum on Communications and Society at The Aspen Institute, a public policy organization, and as an independent advisor on information industries to McKinsey & Company, Inc., a management consulting firm. Mr. Hundt served as Chairman of the Federal Communications Commission from 1993 to 1997. Mr. Hundt currently serves on the board of directors of Intel Corporation, a semi-conductor company, and Data Domain, a storage and networking company. Mr. Hundt holds a B.A. in History from Yale University and a J.D. from Yale Law School.

Hugh C. Martin has been a member of our board of directors since July 2003. Since April 2004, Mr. Martin has served as Chairman and Chief Executive Officer of Pacific Biosciences, Inc., a biotechnology company. From September 2003 to April 2004, Mr. Martin acted as a consultant to Kleiner, Perkins, Caufield & Byers, a venture capital firm. From May 2002 to May 2003, Mr. Martin was a consultant to Ciena Corporation. From January 1998 to May 2002, Mr. Martin was the Chairman, President and Chief Executive Officer of ONI Systems Corporation, a fiber-optic communications equipment company. Mr. Martin holds a B.S.E.E. from Rutgers University.

Dan Maydan, Ph.D. has been a member of our board of directors since September 2001. From April 2003 to September 2005, Dr. Maydan served as the President Emeritus of Applied Materials, Inc., a company that manufactures semiconductor equipment, and was a member of its board of directors from June 1992 until March 2006. From December 1993 to April 2003, Dr. Maydan served as President of Applied Materials. Dr. Maydan serves on the boards of directors of Electronics for Imaging, Inc., a digital imaging and print management solutions company, and LaserCard Corporation, a secure ID solutions company. Dr. Maydan holds a B.S. and M.S. in Electrical Engineering from the Israel Institute of Technology and a Ph.D. in Physics from Edinburgh University of Scotland.

Carl Redfield has been a member of our board of directors since August 2006. Since September 2004, Mr. Redfield has served as Senior Vice President, New England executive sponsor, of Cisco Systems, Inc. From February 1997 through September 2004, Mr. Redfield served as Cisco's Senior Vice President, Manufacturing and Logistics. From September 1993 until February 1997, Mr. Redfield served as Vice President of Manufacturing of Cisco. Mr. Redfield is a member of the board of directors of SourceForge, Inc., an online media, software and e-commerce company. Mr. Redfield holds a B.S. in Materials Engineering from Rensselaer Polytechnic Institute and has completed post-graduate studies at the Harvard Business School.

Pradeep S. Sindhu, Ph.D. has been a member of our board of directors since September 2001. In February 1996, Dr. Sindhu co-founded Juniper Networks, Inc., an IP network solutions company, and served as its Chief Executive Officer and Chairman of its board of directors until September 1996. Since September 1996, Dr. Sindhu has served as Chief Technical Officer and Vice Chairman of the board of directors of Juniper Networks. Dr. Sindhu holds a B.S.E.E. from the Indian Institute of Technology in Kanpur, an M.S.E.E. from the University of Hawaii and a Masters in Computer Science and Ph.D. in Computer Science from Carnegie-Mellon University.

Our board of directors is currently composed of 8 members. Messrs. Goldman, Hundt, Martin and Redfield and Drs. Balkanski, Maydan and Sindhu qualify as independent directors in accordance with the listing requirements of NASDAQ. The NASDAQ definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members, has engaged in various types of business dealings with us. In addition, as further required by the NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with his exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management.

Available Information

Our website address is *http://www.infinera.com.* Information contained on our website is not incorporated by reference into this Form 10-K unless expressly noted. We file reports with the Securities and Exchange Commission ("SEC"), which we make available on our website free of charge. These reports include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, each of which is provided on our website as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. You can also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. Set forth below and elsewhere in this annual report on Form 10-K, and in other documents we file with the SEC, are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this annual report on Form 10-K. Because of the following factors, as well as other variables affecting our operating results, past financial performance should not be considered as a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business

We have a limited operating history and have only recently begun selling our DTN System, both of which make it difficult to predict our future operating results.

We were incorporated in December 2000 and shipped our first DTN System in November 2004. Our limited operating history gives you very little basis upon which to evaluate our ability to accomplish our business objectives. In making an investment decision, you should evaluate our business in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in the rapidly changing optical communications market. We may not be successful in addressing these risks. It is difficult to accurately forecast our future revenue and plan expenses accordingly and, therefore, predict our future operating results.

We have a history of significant operating losses and may not achieve profitability in the future.

We have not achieved profitability. We experienced a net loss of $55.3 million for the year ended December 29, 2007 and a net loss of $89.9 million for the year ended December 31, 2006. As of December 29, 2007, our accumulated deficit was $369.4 million. We expect to continue to make significant expenditures related to the development of our business, including expenditures to hire additional personnel related to the sales, marketing and development of our DTN System and to maintain and expand our manufacturing facilities and research and development operations. In addition, as a newly public company, we have incurred and will continue to incur significant legal, accounting and other expenses. We will have to sustain significant increased revenue and product gross margins to achieve profitability.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on past results, in particular the recent growth in our revenue, as an indicator of our future performance. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower levels of revenue will be difficult and take time. Consequently, if our revenue does not meet projected levels, our inventory levels and operating expenses would be high relative to revenue, resulting in additional operating losses.

In addition to other risks discussed in this section, factors that may contribute to fluctuations in our revenue and our operating results include:

- fluctuations in demand, sales cycles, product mix and prices for our DTN System and our services;

- reductions in customers' budgets for optical communications purchases and delays in their purchasing cycles;
- order cancellations or reductions or delays in delivery schedules by our customers;
- timeliness of our customers' payments for their purchases;
- the timing of recognizing revenue in any given quarter as a result of software revenue recognition requirements and any changes in U.S. generally accepted accounting principles or new interpretations of existing accounting rules;
- our ability to establish vendor specific objective evidence, or VSOE for our training, installation and deployment services, in order to be able to recognize revenue once the four revenue recognition criteria have been met, rather than over the period represented by the longest undelivered service period;
- readiness of customer sites for installation of our DTN System;
- the timing of product releases or upgrades by us or by our competitors;
- availability of third party suppliers to provide contract engineering and installation services for us;
- any significant changes in the competitive dynamics of our market, including any new entrants, technological advances or substantial discounting of products;
- our ability to control costs, including our operating expenses and the costs of components we purchase; and
- general economic conditions in domestic and international markets.

Until we establish VSOE for training and installation and deployment services, all revenue for our bundled products will continue to be deferred and recognized ratably over the longest undelivered service period. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may in the future provide to the market, the price of our common stock may decline substantially.

Our gross margin may fluctuate from quarter to quarter and may be adversely affected by a number of factors, some of which are beyond our control.

Our gross margin fluctuates from period to period and varies by customer and by product specification. Our gross margin may continue to be adversely affected by a number of factors, including:

- the mix in any period of higher and lower margin products and services;
- price discounts negotiated by our customers;
- sales volume from each customer during the period;
- the period of time over which ratable recognition of revenue occurs;
- the amount of equipment we sell for a loss in a given quarter;
- charges for excess or obsolete inventory;
- changes in the price or availability of components for our DTN System;
- our ability to reduce manufacturing costs;
- introduction of new products, with initial sales at relatively small volumes with resulting higher product costs;

- increased price competition, including competition from low-cost producers in China; and
- increased warranty or repair costs.

It is likely that the average unit prices of our DTN System will decrease over time in response to competitive pricing pressures, increased negotiated sales discounts, new product introductions by us or our competitors or other factors. In addition, some of our customer contracts contain annual technology discounts that require us to decrease the sales price of our DTN System to these customers. In response, we will likely need to reduce the cost of our DTN System through manufacturing efficiencies, design improvements and cost reductions or change the mix of DTN Systems we sell. If these efforts are not successful or if we are unable to reduce our costs to a greater extent than the reduction in the price of our DTN System, our revenue and gross margin will decline, causing our operating results to decline. Fluctuations in gross margin may make it difficult to manage our business and achieve or maintain profitability.

Aggressive business tactics by our competitors may harm our business.

Increased competition in our markets has resulted in aggressive business tactics by our competitors, including:

- selling at a discount used equipment or inventory that a competitor had previously written down or written off;
- announcing competing products prior to market availability combined with extensive marketing efforts;
- offering to repurchase our equipment from existing customers;
- providing financing, marketing and advertising assistance to customers; and
- asserting intellectual property rights.

If we fail to compete successfully against our current and future competitors, or if our current or future competitors continue or expand aggressive business tactics, including those described above, demand for our DTN System could decline, we could experience delays or cancellations of customer orders, or we could be required to reduce our prices or increase our expenses.

The markets in which we compete are highly competitive and dominated by large corporations, and we may not be able to compete effectively.

Competition in the optical communications equipment market is intense, and we expect such competition to increase. A number of very large companies historically have dominated the optical communications network equipment industry. Our competitors include current wavelength division multiplexing suppliers, such as Alcatel-Lucent, Ciena Corporation, Cisco Systems, Ericsson, Fujitsu Limited, Huawei Technologies Co., LM Ericsson Telephone Co., NEC Corporation, Nokia-Siemens Networks, Nortel Networks, Tellabs and ZTE Corporation. Competition in these markets is based on price, functionality, manufacturing capability, pre-existing installation, services, existing business and customer relationships, scalability and the ability of products and breadth and quality of services to meet our customers' immediate and future network requirements. Other companies have, or may in the future develop, products that are or could be competitive with our DTN System. In particular, if a competitor develops a photonic integrated circuit with similar functionality, our business could be harmed. On June 19, 2006, Nokia and Siemens agreed to combine their communications service provider businesses to create a new joint venture and on November 30, 2006 Alcatel and Lucent announced the completion of their merger. These transactions and any future mergers, acquisitions or combinations between or among our competitors may adversely affect our competitive position by strengthening our competitors.

Many of our competitors have substantially greater name recognition and technical, financial and marketing resources, greater manufacturing capacity and better established relationships with incumbent carriers and other potential customers than we have. Many of our competitors have more resources to develop or acquire, and more experience in developing or acquiring, new products and technologies and in creating market awareness for those products and technologies. In addition, many of our competitors have the financial resources to offer competitive products at below market pricing levels that could prevent us from competing effectively. Further, many of our competitors have built long-standing relationships with some of our prospective customers and have the ability to provide financing to customers and could, therefore, have an inherent advantage in selling products to those customers.

We also compete with low-cost producers in China that can increase pricing pressure on us and a number of smaller companies that provide competition for a specific product, customer segment or geographic market. These competitors often base their products on the latest available technologies. Due to the narrower focus of their efforts, these competitors may achieve commercial availability of their products more quickly than we can and may provide attractive alternatives to our customers.

We are dependent on Level 3 Communications and other key customers for a significant portion of our revenue and the loss of, or a significant reduction in orders from, Level 3 or one or more of our key customers would reduce our revenue and harm our operating results.

A relatively small number of customers account for a large percentage of our net revenue. In particular, for the year ended December 29, 2007, Level 3 Communications, or Level 3, and Broadwing, which Level 3 acquired in January 2007, together accounted for approximately 47% of our revenue. We expect Level 3 to continue to represent a significant percentage of our revenue for the foreseeable future. Our business will be harmed if we do not generate as much revenue as we expect from our key customers, particularly from Level 3, if we experience a loss of Level 3 or of any of our other key customers or if we suffer a substantial reduction in orders from these customers. Our ability to continue to generate revenue from our key customers will depend on our ability to introduce new products that are desirable to these customers at competitive prices, and we may not be successful doing so. Because, in most cases, our sales are made to these customers pursuant to standard purchase orders rather than long-term purchase commitments, orders may be cancelled or reduced readily. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business. Our operating results will continue to depend on our ability to sell our DTN System to Level 3 and other large customers.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that result in increased cost of sales, decreased revenue and lower average selling prices and gross margins, all of which would harm our operating results.

Substantial changes in the optical communications industry have occurred over the last few years. Many potential customers have confronted static or declining revenue. Many of our customers have substantial debt burdens, many have experienced financial distress, and some have gone out of business or have been acquired by other service providers or announced their withdrawal from segments of the business. Consolidation in the markets in which we compete has resulted in the changes in the structure of the communications networking industry, with greater concentration of purchasing power in a small number of large service providers, cable operators and government agencies. In addition, it has resulted in a substantial reduction in the number of our potential customers. For example, service providers, such as Level 3, have recently acquired a number of other communications service providers, including one of our other customers. This increased concentration among our customer base may also lead to increased negotiating power for our customers and may require us to decrease our average selling prices.

Further, many of our customers are large communications service providers that have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers have and may continue to seek advantageous pricing and other commercial terms and may require us to develop additional features in the products we sell to them. We have and may continue to be required to reduce the average selling price, or increase the average cost, of our DTN System in response to these pressures or competitive pricing pressures. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs.

We expect the factors described above to continue to affect our business and operating results for an indeterminate period, in several ways, including:

- overall capital expenditures by many of our customers or potential customers may be flat or reduced;
- we will continue to have only limited ability to forecast the volume and product mix of our sales;
- managing expenditures and inventory will be difficult in light of the uncertainties surrounding our business; and
- increased competition will enable customers to insist on more favorable terms and conditions for sales, including product discounts, extended payment terms or financing assistance, as a condition of procuring their business.

If we are unable to offset any reductions in our average selling prices or increases in our average costs with increased sales volumes and reduced production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our operating results would be harmed.

We are dependent on a single product, and the lack of continued market acceptance of our DTN System would harm our business.

Our DTN System accounts for substantially all of our revenue and will continue to do so for the foreseeable future. As a result, our business could be harmed by:

- any decline in demand for our DTN System;
- the failure of our existing DTN System to achieve continued market acceptance;
- the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our DTN System;
- technological innovations or new communications standards that our DTN System does not address; and
- our inability to release enhanced versions of our DTN System on a timely basis.

If we fail to expand sales of our DTN System into international markets or to sell our products to new types of customers, such as U.S. regional bell operating companies, international postal, telephone and telegraph companies, cable multiple system operators and U.S. competitive local exchange carriers, our revenue will be harmed.

We believe that, in order to grow our revenue and business and to build a large and diverse customer base, we must successfully sell our DTN System in international markets and ultimately to U.S. regional bell operating companies, international postal, telephone and telegraph companies, cable multiple system operators and U.S. competitive local exchange carriers. We have limited experience selling our DTN System internationally and to U.S. regional bell operating companies, international postal, telephone and telegraph companies, cable multiple system operators and U.S. competitive local exchange carriers. To succeed in these sales efforts, we believe we must hire additional sales personnel and develop and manage new sales channels through resellers, distributors and systems integrators. If we do not succeed in our efforts to sell to these target markets and customers, the size of our total addressable market will be limited. This, in turn, would harm our ability to grow our customer base and revenue.

If we fail to protect our intellectual property rights, our competitive position could be harmed or we could incur significant expense to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. This is likely to become an increasingly important issue as we expand our operations and product development into countries that provide a lower level of intellectual property protection. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide us with a competitive advantage, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future.

Protecting against the unauthorized use of our DTN System, trademarks and other proprietary rights is expensive, difficult, time consuming and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity or scope of the proprietary rights of others. Such litigation could result in substantial cost and diversion of management resources, either of which could harm our business, financial condition and operating results. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

FORM 10-K

Claims by others that we infringe their intellectual property could harm our business.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, many leading companies in the optical communications industry, including our competitors, have extensive patent portfolios with respect to optical communications technology. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to our business or seek to invalidate the proprietary rights that we hold. Competitors or other third parties have, and may continue to assert claims or initiate litigation or other proceedings against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights, or seeking to invalidate our proprietary rights, with respect to our DTN System and technology. In the event that we are unsuccessful in defending against any such claims, or any resulting lawsuit or proceedings, we could incur liability for damages and/or have valuable proprietary rights invalidated.

Any claim of infringement from a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from running our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our DTN System. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful. Any of these events could harm our business, financial condition and operating results. Competitors and other third parties have and may continue to assert infringement claims against our customers and sales partners. Any of these claims would require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and sales partners from claims of infringement of proprietary rights of third parties. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or sales partners, which could have an adverse effect on our business, financial condition and operating results.

On May 9, 2006, we and Level 3 were sued by Cheetah Omni LLC in the United States District Court for the Eastern District of Texas Texarkana Division for alleged infringement of patent No. 6,795,605, and a continuation thereof. On May 16, 2006, Cheetah filed an amended complaint, which requested an order to enjoin the sale of our DTN System, recovery of all damages caused by the alleged infringement and an award of any and all compensatory damages available by law, including damages, attorneys' fees, associated interest and Cheetah's costs incurred in the lawsuit. Cheetah's complaint does not request a specific dollar amount of damages. We are contractually obligated to indemnify Level 3 for damages suffered by Level 3 to the extent our product is found to infringe the rights of a third party, and we have assumed the defense of this matter. On July 20, 2006, we and Level 3 filed an amended response. On November 28, 2006, Cheetah filed a second amended complaint and added patent No. 7,142,347 to the lawsuit. On December 18, 2006, we and Level 3 filed responses to Cheetah's second amended complaint. On January 30, 2007, Cheetah filed a third amended complaint adding additional assertions of infringement for the two patents in suit. On February 16, 2007, we and Level 3 filed responses to Cheetah's third amended complaint.

On April 11, 2007, we, Level 3 and Cheetah filed a joint motion with the court, agreeing to the following: (1) to stay all proceedings in the lawsuit pending a determination by the U.S. Patent and Trademark Office as to whether it will reexamine U.S. Patent Nos. 6,795,605 and 7,142,347; and (2) if the U.S. Patent and Trademark Office decides to reexamine either U.S. Patent No. 6,795,605 or 7,142,347, to stay all proceedings in the lawsuit pending final resolution of the reexamination(s) by the U.S. Patent and Trademark Office. On April 12, 2007, the court granted the motion staying all proceedings in the lawsuit. On June 26, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 6,795,605. On August 1, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 7,142,347. As a result, all proceedings in this lawsuit are stayed until the final resolution of these reexaminations. We do not know when the U.S. Patent and Trademark Office reexamination process will be completed. In the event that Cheetah is successful in obtaining a judgment requiring us to pay damages or obtains an injunction preventing the sale of our DTN System, our business could be harmed.

If we fail to accurately forecast demand for our DTN System, we may have excess or insufficient inventory, which may increase our operating costs, decrease our revenue and harm our business.

We are required to generate forecasts of future demands for our DTN System several months prior to the scheduled delivery to our prospective customers, which requires us to make significant investments before we know if corresponding revenue will be recognized. If we overestimate demand for our DTN System and increase our inventory in anticipation of customer orders that do not materialize, we will have excess inventory, we will face a risk of obsolescence and significant inventory write-downs and our capital infrastructure will be depreciated across fewer units raising our per unit costs. If we underestimate demand for our DTN System, we will have inadequate inventory, which could slow down or interrupt the manufacturing of our DTN System and result in delays in shipments and our ability to recognize revenue. In addition, we may be unable to meet our supply commitments to customers which could result in a breach of our customer agreements and require us to pay damages. Lead times for materials and components, including application-specific integrated circuits, that we need to order for the manufacturing of our DTN System vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time.

Our manufacturing process is very complex and the partial or complete loss of our manufacturing facility, or a reduction in yields or an inability to scale capacity to meet customer demands could harm our business.

The manufacturing process of our PIC and our DTN System is technically challenging. In the event that our PIC manufacturing facility was fully or partially destroyed, as a result of fire, water damage, or otherwise, it would limit our ability to produce our DTN System. Because of the complex nature of our PIC manufacturing facility, such loss would take a considerable amount of time to repair or rebuild. The partial or complete loss of our PIC manufacturing facility, or an event causing the interruption in our use of such facility for any extended period of time would cause our business, financial condition and operating results to be harmed.

Minor deviations in the manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be suspended. We have had production interruptions and suspensions in the past and may have additional interruptions or suspensions in the future. We expect our manufacturing yield for our next generation PICs to be lower initially and increase as we achieve full production. Poor yields from our PIC manufacturing process or defects, integration issues or other performance problems in our DTN System could cause us customer relations and business reputation problems, harming our business and operating results.

In addition, our manufacturing facilities may not have adequate capacity to meet the demand for our DTN System or we may not be able to increase our capacity to meet potential increases in demand for our DTN System. Our inability to obtain sufficient manufacturing capacity to meet demand, either in our own facilities or through foundry or similar arrangements with third parties, could harm our relationships with customers, our business and our operating results.

Product performance problems, including undetected errors in our hardware or software, could harm our business and reputation.

The development and production of new products with high technology content, such as our DTN System, is complicated and often involves problems with software, components and manufacturing methods. Complex hardware and software products, such as our DTN System, can often contain undetected errors when first introduced or as new versions are released. We have experienced errors in the past in connection with our DTN System, including failures due to the receipt of faulty components from our suppliers. We suspect that errors, including potentially serious errors, will be found from time to time in our DTN System. We have only been shipping our DTN System since November 2004, which provides us with limited information on which to judge its reliability. Our DTN System may suffer degradation of performance and reliability over time.

If reliability, quality or network monitoring problems develop, a number of negative effects on our business could result, including:

- delays in our ability to recognize revenue;
- costs associated with fixing software or hardware defects or replacing products;
- high service and warranty expenses;

- delays in shipments;
- high inventory excess and obsolescence expense;
- high levels of product returns;
- diversion of our engineering personnel from our product development efforts;
- delays in collecting accounts receivable;
- payment of damages for performance failures;
- reduced orders from existing customers; and
- declining interest from potential customers.

Because we outsource the manufacturing of certain components of our DTN System, we may also be subject to product performance problems as a result of the acts or omissions of these third parties.

From time to time, we encounter interruptions or delays in the activation of our DTN System at a customers' site. These interruptions or delays may result from product performance problems or from issues with installation and activation, some of which are outside our control. If we experience significant interruptions or delays that we cannot promptly resolve, confidence in our DTN System could be undermined, which could cause us to lose customers and fail to add new customers.

We are dependent on sole source and limited source suppliers for several key components, and if we fail to obtain these components on a timely basis, we will not meet our customers' product delivery requirements.

We currently purchase several key components from single or limited sources. In particular, we rely on third parties as sole source suppliers for certain of our components, including: application-specific integrated circuits, field-programmable gate arrays, processors, and other semiconductor and optical components. We purchase these items on a purchase order basis and have no long-term contracts with any of these sole source suppliers. If any of our sole or limited source suppliers suffer from capacity constraints, lower than expected yields, work stoppages or any other reduction or disruption in output, they may be unable to meet our delivery schedule. Further, our suppliers could enter into exclusive arrangements with our competitors, refuse to sell their products or components to us at commercially reasonable prices or at all, go out of business or discontinue their relationships with us. We may be unable to develop alternative sources for these components. If we do not receive critical components from our suppliers in a timely manner, we will be unable to deliver those components to our manufacturer in a timely manner and would, therefore, be unable to meet our prospective customers' product delivery requirements. In addition, the sourcing from new suppliers may result in a re-design of our DTN System, which could cause delays in the manufacturing and delivery of our systems. In the past, we have experienced delivery delays because of lack of availability of components or reliability issues with components that we were purchasing. This may occur in the future, which could cause us to fail to meet a customer's delivery requirements and could harm our reputation and our customer relationships and result in the breach of our customer agreements.

Our ability to increase our revenue will depend upon continued growth of demand by consumers and businesses for additional network capacity.

Our future success depends on factors such as the continued growth of the Internet and internet protocol traffic and the continuing adoption of high capacity, revenue-generating services to increase the amount of data transmitted over communications networks and the growth of optical communications networks to meet the increased demand for bandwidth. If demand for such bandwidth does not continue, or slows down, the need for increased bandwidth across networks and the market for optical communications network products may not continue to grow. If this growth does not continue or slows down, our DTN System sales would be negatively impacted.

We have experienced delays in the development and introduction of our DTN System, and any future delays in releasing new products or in enhancements to our DTN System may harm our business.

Since our DTN System is based on complex technology, we may experience unanticipated delays in developing, improving, manufacturing or deploying it. Any modification to our PIC and to our DTN System entails similar development risks. At any given time, various enhancements to our DTN System are in the development phase and are not yet ready for commercial manufacturing or deployment. The maturing process from laboratory prototype to customer trials, and subsequently to general availability, involves a number of steps, including:

- completion of product development;
- the qualification and multiple sourcing of critical components;
- validation of manufacturing methods and processes;
- extensive quality assurance and reliability testing, and staffing of testing infrastructure;
- validation of software; and
- establishment of systems integration and systems test validation requirements.

Each of these steps, in turn, presents risks of failure, rework or delay, any one of which could decrease the speed and scope of product introduction and marketplace acceptance of our DTN System. New versions of our PICs, specialized application-specific integrated circuits and intensive software testing and validation are important to the timely introduction of enhancements to our DTN System and to our ability to enter new markets, and schedule delays are common in the final validation phase as well as in the manufacture of specialized application-specific integrated circuits. In addition, unexpected intellectual property disputes, failure of critical design elements, and a host of other execution risks may delay or even prevent the introduction of enhancements to our DTN System. If we do not develop and successfully introduce products in a timely manner, our competitive position may suffer.

We must respond to rapid technological change and comply with evolving industry standards and requirements for our DTN System to be successful.

The optical communications equipment market is characterized by rapid technological change, changes in customer requirements and evolving industry standards. The introduction of new communications technologies and the emergence of new industry standards or requirements could render our DTN System obsolete. Further, in developing our DTN System, we have made, and will continue to make, assumptions with respect to which standards or requirements will be adopted by our customers and competitors. If the standards or requirements adopted by our prospective customers are different from those on which we have focused our efforts, market acceptance of our DTN System would be reduced or delayed and our business would be harmed.

We expect our competitors to continue to improve the performance of their existing products and to introduce new products and technologies. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We may not have sufficient resources to make these investments, we may not be able to make the technological advances necessary to be competitive and we may not be able to effectively sell our DTN System to targeted customers who have prior relationships with our competitors.

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Assessing our processes, procedures and staffing in order to improve our internal control over financial reporting is an ongoing process. For the year ending December 27, 2008, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required for the first time to deliver a report that assesses the effectiveness of our internal control over financial reporting. Our auditors will be required to deliver an attestation report on the operating effectiveness of, our internal control over financial reporting beginning with the year ended December 27, 2008.

Preparing our financial statements involves a number of complex processes, many of which are done manually and are dependent upon individual data input or review. These processes include, but are not limited to, calculating ratable revenue, deferred revenue and inventory costs. While we continue to automate our processes and enhance our review and detect controls to reduce the likelihood for errors, we expect that for the foreseeable future many of our processes will remain manually intensive.

We have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. In the past, we have identified several material weaknesses in our internal control over financial reporting. We have remediated these identified material weaknesses, but we cannot give any assurances that all material weaknesses have been identified or that additional material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 beginning in the year ending December 27, 2008. The existence of one or more material weaknesses would preclude a conclusion by management that we maintained effective internal control over financial reporting.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting.

If we lose key personnel or fail to attract and retain additional qualified personnel when needed, our business may be harmed.

Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, and finance personnel, many of whom would be difficult to replace. For example, senior members of our engineering team have unique technical experience that would be difficult to replace. We do not have long-term employment contracts or key person life insurance covering any of our key personnel. Because our DTN System is complex, we must hire and retain a large number of highly trained customer service and support personnel to ensure that the deployment of our DTN System does not result in network disruption for our customers. We believe our future success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales, marketing, finance and customer service and support personnel. Competition for these individuals is intense in our industry, especially in the San Francisco Bay Area. We may not succeed in identifying, attracting and retaining appropriate personnel. Further, competitors and other entities have in the past attempted, and may in the future attempt, to recruit our employees. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring qualified personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

Our sales cycle can be long and unpredictable, which could result in an unexpected revenue shortfall in any given quarter.

Our DTN System has a lengthy sales cycle, which can extend from six to twelve months and may take even longer for larger prospective customers such as U.S. regional bell operating companies, international postal, telephone and telegraph companies and U.S. competitive local exchange carriers. Our prospective customers conduct significant evaluation, testing, implementation and acceptance procedures before they purchase our DTN System. We incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale.

Because the purchase of our equipment involves substantial cost, most of our customers wait to purchase our equipment until they are ready to deploy it in their network. As a result, it is difficult for us to accurately predict the timing of future purchases by our customers. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from customers for a particular quarter are not realized in that quarter or at all, our revenue will be negatively impacted.

Our international sales and operations subject us to additional risks that may harm our operating results.

We market, sell and service our DTN System globally. In 2007, 2006 and 2005, we derived approximately 19%, 14% and 36%, respectively, of our revenue from customers outside of the United States. We have sales and support personnel in numerous countries worldwide. In addition, we have a large group of software development personnel located in Bangalore, India. We expect that significant management attention and financial resources will be required for our international activities over the foreseeable future as we enter new international markets. In some countries, our success will depend in part on our ability to form relationships with local partners. Our inability to identify appropriate partners or reach mutually satisfactory arrangements for international sales of our DTN System could impact our ability to maintain or increase international market demand for our DTN System.

Our international operations are subject to inherent risks, and our future results could be adversely affected by a variety of factors, many of which are outside of our control, including:

- greater difficulty in collecting accounts receivable and longer collection periods;
- difficulties of managing and staffing international offices, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
- the impact of recessions in economies outside the United States;
- tariff and trade barriers and other regulatory requirements or contractual limitations on our ability to sell or develop our DTN System in certain foreign markets;
- certification requirements;
- greater difficulty documenting and testing our internal controls;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences;
- political and economic instability;
- effects of changes in currency exchange rates; and
- service provider and government spending patterns.

International customers may also require that we comply with certain testing or customization of our DTN System to conform to local standards. The product development costs to test or customize our DTN System could be extensive and a material expense for us.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks could harm our international operations and reduce our international sales.

If our contract manufacturers do not perform as we expect, our business may be harmed.

Our future success will depend on our ability to have sufficient volumes of our DTN System manufactured in a cost-effective and quality-controlled manner. We have engaged third parties to manufacture certain elements of our DTN System and are in the process of qualifying non-U.S. contract manufacturing sites. There are a number of risks associated with our dependence on contract manufacturers, including:

- reduced control over delivery schedules, particularly for international contract manufacturing sites;
- reliance on the quality assurance procedures of third parties;
- potential uncertainty regarding manufacturing yields and costs;
- potential lack of adequate capacity during periods of excess demand;
- potential uncertainty related to the use of international contract manufacturing sites;
- limited warranties on components supplied to us;
- potential misappropriation of our intellectual property; and
- potential manufacturing disruptions.

Any of these risks could impair our ability to fulfill orders. Our contract manufacturers may not be able to meet the delivery requirements of our customers, which could decrease customer satisfaction and harm our DTN System sales. We do not have long-term contracts or arrangements with our contract manufacturers that will guarantee product availability, or the continuation of particular pricing or payment terms. If our contract manufacturers are unable or unwilling to continue manufacturing our DTN System in required volumes or our relationship with any of our contract manufacturers is discontinued for any reason, we would be required to identify and qualify alternative manufacturers, which could cause us to be unable to meet our supply requirements to our customers and result in the breach of our customer agreements. Qualifying a new contract manufacturer and commencing volume production is expensive and time-consuming and if we are required to change or qualify a new contract manufacturer, we would likely lose sales revenue and damage our existing customer relationships.

Any acquisitions we make could disrupt our business and harm our financial condition and operations.

We have made strategic acquisitions of businesses, technologies and other assets in the past. While we have no current agreements or commitments, we may in the future acquire businesses, product lines or technologies. In the event of any future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or they may be viewed negatively by customers, financial markets or investors and we could:

- issue stock that would dilute our current stockholders' percentage ownership;
- incur debt and assume other liabilities; or
- incur amortization expenses related to goodwill and other intangible assets and/or incur large and immediate write-offs.

Acquisitions also involve numerous risks, including:

- problems integrating the acquired operations, technologies or products with our own;
- diversion of management's attention from our core business;
- assumption of unknown liabilities;
- adverse effects on existing business relationships with suppliers and customers;
- increased accounting compliance risk;
- risks associated with entering new markets; and
- potential loss of key employees.

We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future. Our failure to do so could have an adverse effect on our business, financial condition and operating results.

Our investments in adjustable rate securities are subject to risks which may cause losses and affect the liquidity of these investments.

As of February 15, 2008, we held $75.7 million of municipal notes investments, classified as short-term investments, with an auction reset feature ("adjustable rate securities") whose underlying assets were in student loans and which had a AAA credit rating. Auctions for some of these adjustable rate securities have failed and there is no assurance that auctions on the remaining adjustable rate securities in our investment portfolio will continue to succeed. An auction failure means that the parties wishing to sell their securities could not do so. As a result, our ability to liquidate and fully recover the carrying value of our adjustable rate securities in the near term may be limited or not exist. These developments may result in the classification of some or all of these securities as long-term investments in our consolidated financial statements.

If the issuers of these adjustable rate securities are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments. We may be required to wait until market stability is restored for these instruments or until the final maturity of the underlying notes (up to 30 years) to realize our investments' recorded value.

Our use and reliance upon development resources in India may expose us to unanticipated costs or liabilities.

We have established a development center in India and expect to continue to increase hiring of personnel for this facility. There is no assurance that our reliance upon development resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our development efforts and other operations in India involve significant risks, including:

- difficulty hiring and retaining appropriate engineering resources due to intense competition for such resources and resulting wage inflation;
- the knowledge transfer related to our technology and exposure to misappropriation of intellectual property or confidential information, including information that is proprietary to us, our customers and other third parties;
- heightened exposure to changes in the economic, security and political conditions of India;
- fluctuation in currency exchange rates and tax risks associated with international operations; and
- development efforts that do not meet our requirements because of language, cultural or other differences associated with international operations, resulting in errors or delays.

Difficulties resulting from the factors above and other risks related to our operations in India could expose us to increased expense, impair our development efforts, harm our competitive position and damage our reputation.

Unforeseen health, safety and environmental costs could harm our business.

Our manufacturing operations use substances that are regulated by various federal, state and international laws governing health, safety and the environment. If we experience a problem with these substances, it could cause an interruption or delay in our manufacturing operations or could cause us to incur liabilities for any costs related to health, safety or environmental remediation. We could also be subject to liability if we do not handle these substances in compliance with safety standards for storage and transportation and applicable laws. If we experience a problem or fail to comply with such safety standards, our business, financial condition and operating results may be harmed.

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company, we incur legal, accounting and other compliance expenses including with respect to the Sarbanes-Oxley Act of 2002 as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market. For example, the listing requirements of the NASDAQ Global Market require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These rules and regulations also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, U.S. securities laws require, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 27, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to potential delisting by the NASDAQ Stock Market and review by the NASDAQ Stock Market, the SEC, or other regulatory authorities, which would require additional financial and management resources.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

We are subject to export control laws that limit which products we sell and where and to whom we sell our DTN System. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute our DTN System or could limit our customers' ability to implement our DTN System in those countries. Changes in our DTN System or changes in export and import regulations may create delays in the introduction of our DTN System in international markets, prevent our customers with international operations from deploying our DTN System throughout their global systems or, in some cases, prevent the export or import of our DTN System to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our DTN System by, or in our decreased ability to export or sell our DTN System to, existing or potential customers with international operations. For example, we need to comply with Waste from Electrical and Electronic Equipment and Restriction of Hazardous Substances laws, which have been adopted by certain European Economic Area countries on a country-by-country basis. Failure to comply with these and similar laws on a timely basis, or at all, decreased use of our DTN System or any limitation on our ability to export or sell our products would adversely affect our business, financial condition and operating results.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

Our business requires significant capital. We have historically relied on significant outside financing as well as cash flow from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financings in the future to fund our operations or respond to competitive pressures or strategic opportunities in the event that we continue to incur significant losses or otherwise. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be limited and our business will be harmed.

We are subject to government regulations that could adversely impact our business.

The Federal Communications Commission, or FCC, has jurisdiction over the entire U.S. communications industry and, as a result, our DTN System and our North American customers are subject to FCC rules and regulations. Current and future FCC regulations affecting communications services, our DTN System or our customers' businesses could negatively affect our business. In addition, international regulatory standards could impair our ability to develop products for international customers in the future. Delays caused by our compliance with regulatory requirements could result in postponements or cancellations of product orders. Further, we may not be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate our business. Any failure to obtain such approvals could harm our business and operating results.

Natural disasters, terrorist attacks or other catastrophic events could harm our operations.

Our headquarters and the majority of our infrastructure, including our PIC manufacturing facility, is located in Northern California, an area that is susceptible to earthquakes and other natural disasters. Further, a terrorist attack aimed at Northern California or at our nation's energy or telecommunications infrastructure could hinder or delay the development and sale of our DTN System. In the event that an earthquake, terrorist attack or other catastrophe were to destroy any part of our facilities, or certain of our contract manufacturers' facilities, destroy or disrupt vital infrastructure systems or interrupt our operations for any extended period of time, our business, financial condition and operating results would be harmed.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been volatile and is likely to be volatile in the future.

The trading prices of our common stock and the securities of other technology companies have been and may continue to be highly volatile. Further, our common stock has limited prior trading history. Factors affecting the trading price of our common stock will include:

- variations in our operating results;
- announcements of technological innovations, new services or service enhancements, strategic alliances or agreements by us or by our competitors;
- the gain or loss of customers;
- recruitment or departure of key personnel;
- changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;
- market conditions in our industry, the industries of our customers and the economy as a whole; and
- adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management's attention and resources.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our stock would be negatively impacted. If one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, which apply to us, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and amended and restated bylaws:

- authorize the issuance of "blank check" convertible preferred stock that could be issued by our board of directors to thwart a takeover attempt;
- establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;
- require that directors only be removed from office for cause and only upon a supermajority stockholder vote;
- provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;
- prevent stockholders from calling special meetings; and
- prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

In Sunnyvale, California, we lease approximately 120,000 square feet of office and manufacturing space pursuant to leases that expire between 2007 and 2013. We lease approximately 38,500 square feet of office and manufacturing space in Annapolis Junction, Maryland and 25,000 square feet in Allentown, Pennsylvania pursuant to leases that expire in 2012, and 2009, respectively. Internationally, we lease sales office space in China, Hong Kong, Japan, United Kingdom and Korea that expire between 2007 and 2012. We also have two leases in India for approximately 40,000 square feet used for research and development that expire in 2010 and 2011. We intend to add new facilities and to expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

ITEM 3. LEGAL PROCEEDINGS

On May 9, 2006, we and Level 3 were sued by Cheetah Omni LLC, or Cheetah, in the U.S. District Court for the Eastern District of Texas Texarkana Division for alleged infringement of patent No. 6,795,605, and a continuation thereof. On May 16, 2006, Cheetah filed an amended complaint, which requested an order to enjoin the sale of our DTN System and to recover all damages caused by the alleged willful infringement including any and all compensatory damages available by law, such as actual and punitive damages, attorneys' fees, associated interest and Cheetah's costs incurred in the lawsuit. Cheetah's complaint does not request a specific dollar amount for these compensatory damages. We are contractually obligated to indemnify Level 3 for damages suffered by Level 3 to the extent its product is found to infringe, and it has assumed the defense of this matter. On July 20, 2006, we and Level 3 filed an amended response denying all infringement claims under patent No. 6,795,605 and asserting that the claims of the patent are invalid and that the DTN System does not infringe the patent. On November 28, 2006, Cheetah filed a second amended complaint and added patent No. 7,142,347 to the lawsuit. On December 18, 2006, we and Level 3 filed responses to Cheetah's second amended complaint denying all infringement claims under patent No. 7,142,347 and we and Level 3 asserted counterclaims against Cheetah asserting that the claims are invalid and that the DTN System does not infringe the patents.

On January 30, 2007, Cheetah filed a third amended complaint adding additional assertions of infringement for the two patents in suit. On February 16, 2007, we and Level 3 filed responses to Cheetah's third amended complaint denying all infringement claims, and we and Level 3 asserted counterclaims against Cheetah asserting that the claims of the patents are invalid and that the DTN System does not infringe the patents.

On March 14, 2007, we submitted requests to the U.S. Patent and Trademark Office for inter partes reexamination of U.S. Patent Nos. 6,795,605 and 7,142,347 asking the U.S. Patent and Trademark Office to reexamine the patents based on prior art in order to invalidate the patents or limit the scope of each patent's claims. On March 21, 2007, we and Level 3 filed a motion with the court to stay all proceedings in the lawsuit pending the reexamination of U.S. Patent Nos. 6,795,605 and 7,142,347.

On April 11, 2007, we, Level 3 and Cheetah filed a joint motion with the court, agreeing to the following: (1) to stay all proceedings in the lawsuit pending a determination by the U.S. Patent and Trademark Office as to whether it will reexamine U.S. Patent Nos. 6,795,605 and 7,142,347; and (2) if the U.S. Patent and Trademark Office decides to reexamine either U.S. Patent No. 6,795,605 or 7,142,347, to stay all proceedings in the lawsuit pending final resolution of the reexamination(s) by the U.S. Patent and Trademark Office. On April 12, 2007, the court granted the motion staying all proceedings in the lawsuit. On June 26, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 6,795, 605. On August 1, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 7,142,347. As a result, all proceedings in this lawsuit are stayed until the final resolution of these reexaminations. We believe the suit is without merit and intend to defend ourselves vigorously, but we are unable to predict the likelihood of an unfavorable outcome.

In addition to the matters described above, we are subject to various legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material effect on our results of operations, financial position or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders in the fourth quarter of fiscal 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has traded on the NASDAQ Global Market under the symbol "INFN" since it began trading on June 7, 2007. Our initial public offering was priced at $13.00 per share on June 6, 2007. The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on the NASDAQ Global Market.

	High	Low
Second Quarter 2007 (from June 7, 2007)	$30.00	$16.00
Third Quarter 2007	$25.98	$16.52
Fourth Quarter 2007	$27.12	$13.82

As of February 6, 2008, there were 791 registered holders of record of Infinera's common stock. A substantially greater number of holders of Infinera common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative 7-month total return provided stockholders on Infinera Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Telecommunications index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on June 7, 2007, the first day of trading of our common stock and its relative performance is tracked through December 31, 2007. The NASDAQ Telecommunications Index contains securities of NASDAQ-listed companies classified according to the Industry Classification Benchmark as Telecommunications and Telecommunications Equipment. They include providers of fixed-line and mobile telephone services, and makers and distributors of high-technology communication products. This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by Infinera under the Securities Act of 1933 or the Exchange Act.

COMPARISON OF 7 MONTH CUMULATIVE TOTAL RETURN*

Based upon an initial investment of $100 on June 7, 2007, the first day of trading of our common stock with dividends reinvested



$140
$120
$100
$80
$60
$40
$20
$0
6/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07
Infinera Corp.
NASDAQ Composite
NASDAQ Telecommunications

* $100 invested on June 7, 2007 in stock or May 31, 2007 in index-including reinvestment of dividends.

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report on Form 10-K. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.

We derived the statements of operations and cash flow data for the years ended December 29, 2007, December 31, 2006 and December 31, 2005 and the balance sheet data as of December 29, 2007 and December 31, 2006 from our audited consolidated financial statements and related notes, which are included elsewhere in this Annual Report on Form 10-K. We derived the statements of operations and cash flow data for the years ended December 31, 2004 and December 31, 2003 and the balance sheet data as of December 31, 2005, December 31, 2004 and December 31, 2003 from our audited consolidated financial statements and related notes which are not included in this Annual Report. We have not declared or distributed any cash dividends. Additionally, our historical results are not necessarily indicative of the results that should be expected in the future.

	Year Ended December 29, 2007	Years Ended December 31,			
		2006	2005	2004	2003
	(In thousands, except per share data)				
Statements of Operations Data:					
Revenue:					
Ratable product and related support and services	$237,745	$ 52,978	$ 4,127	$ —	$ —
Product	8,107	5,258	—	599	—
Total revenue	245,852	58,236	4,127	599	—
Cost of revenue:					
Cost of ratable product and related support and services	152,859	48,072	17,759	—	—
Lower of cost or market adjustment	12,313	21,693	9,696	1,587	—
Cost of product	4,091	1,660	—	5,653	—
Total cost of revenue	169,263	71,425	27,455	7,240	—
Gross profit (loss)	76,589	(13,189)	(23,328)	(6,641)	—
Operating expenses:					
Sales and marketing	32,721	20,682	11,053	8,294	1,680
Research and development	60,851	38,967	24,986	46,306	41,951
General and administrative	25,965	12,650	4,328	2,888	4,587
Amortization of intangible assets	148	56	—	—	—
Total operating expenses	119,685	72,355	40,367	57,488	48,218
Loss from operations	(43,096)	(85,544)	(63,695)	(64,129)	(48,218)
Other income (expense), net	(11,978)	(4,319)	(2,256)	(2,351)	(2,013)
Loss before provision of income taxes and cumulative effect of change in accounting principle	(55,074)	(89,863)	(65,951)	(66,480)	(50,231)
Provision for income taxes	268	72	12	—	—
Loss before cumulative effect of change in accounting principle	(55,342)	(89,935)	(65,963)	(66,480)	(50,231)
Cumulative effect of change in accounting principle	—	—	(1,137)	—	—
Net loss	$ (55,342)	$(89,935)	$(64,826)	$(66,480)	$(50,231)
Net loss per common share, basic and diluted	$ (1.09)	$ (14.90)	$ (14.08)	$ (17.94)	$ (19.61)
Weighted average number of shares used in computing basic and diluted net loss per common share	50,732	6,036	4,605	3,705	2,561

	Year Ended December 29, 2007	Years Ended December 31, 2006	2005	2004	2003
	(In thousands, except per share data)				
Balance Sheet Data:					
Cash, cash equivalents and short and long-term investments	$ 302,493	$ 29,572	$ 37,112	$ 40,017	$ 54,244
Working capital	237,590	2,218	29,579	37,665	43,976
Total assets	529,188	230,466	100,912	69,514	75,441
Current and long-term debt	—	28,382	23,773	6,359	10,256
Convertible preferred stock	—	320,550	247,147	207,315	151,865
Common and additional paid-in-capital	663,962	7,920	3,529	2,979	2,095
Stockholders' equity (deficit)	294,574	(306,321)	(220,710)	(156,471)	(91,200)
Cash Flow Data:					
Cash provided by (used in) operating activities	$ 23,058	$ (67,775)	$ (56,449)	$(62,222)	$(43,727)
Cash provided by (used in) investing activities	(230,268)	(18,069)	29,451	9,283	(4,892)
Cash provided by financing activities	269,478	78,780	58,059	51,608	53,573

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This annual report on Form 10-K contains "forward-looking statements" that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include any expectation of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; factors that may affect our operating results; statements concerning new products or services; statements related to future capital expenditures; statements related to future economic conditions or performance; statements related to the timing of achieving vendor specific objective evidence; statements as to industry trends and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. These statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," or "will," and similar expressions or variations. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included in Item 1A of Part I of this annual report on Form 10-K. You should review these risk factors for a more complete understanding of the risks associated with an investment in our securities. We undertake no obligation to revise or update any forward-looking statements. The following discussion and analysis should be read in conjunction with our "Selected Consolidated Financial Data" and consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K.

Overview

We were founded in December 2000. Our objective is to change the economics, operating simplicity, flexibility, reliability and scalability of optical communications networks. At the core of our Digital Optical Network architecture is what we believe to be the world's only commercially-deployed, large-scale Photonic Integrated Circuit, or PIC. Our PICs transmit and receive 100 Gbps of optical capacity and incorporate the functionality of over 60 discrete optical components into a pair of indium phosphide chips. We have used our PIC technology to design a new digital optical communications system called the DTN System, which is architected to improve significantly communications service providers' economics and service offerings as compared to traditional systems.

We began commercial shipment of our DTN System in November 2004. As of December 29, 2007, we had sold our DTN System for deployment in the optical networks of 41 customers worldwide, including telecommunications carriers, cable operators, Internet service providers and others. Our goal is to be a leading provider of optical communications systems to communications service providers. Our revenue growth will depend on the continued acceptance of our DTN System, growth of communications traffic and the proliferation of next-generation bandwidth-intensive services, which are expected to drive the need for increased levels of bandwidth. Our ability to increase revenue and achieve profitability will be directly affected by the level of acceptance of our products in the long-haul and metro markets and by our ability to cost-effectively develop and sell innovative products that leverage our technology advantages.

In June 2007, we completed our initial public offering, or IPO, of common stock in which we sold and issued 16.1 million shares of our common stock, including 2.1 million shares sold by us pursuant to the underwriters' full exercise of their over-allotment option, at an issue price of $13.00 per share. We raised a total of $209.3 million in gross proceeds from the IPO, or $190.1 million in net proceeds after deducting underwriting discounts of $14.7 million and other offering costs of $4.5 million. In

November 2007, we completed a follow-on offering of our common stock in an underwritten secondary public offering in which we sold and issued 5.0 million shares of our common stock, at an issue price of $22.00 per share. We raised a total of $110.0 million in gross proceeds, or approximately $104.0 million in net proceeds after deducting underwriting discounts of $5.2 million and other offering costs of approximately $0.8 million. Additionally, 5.0 million shares were sold by existing stockholders of the Company at a price of $22.00 per share. We did not receive any of the proceeds from the sale of the shares sold by the selling stockholders.

Since our inception, we have incurred significant losses, and as of December 29, 2007 we had an accumulated deficit of $369.4 million. We have not achieved profitability on a quarterly or annual basis, notwithstanding the profitability of the underlying invoiced shipments, reflecting our requirement to defer significant amounts of revenue and margin as we had not established vendor specific objective evidence (VSOE) of fair value for our service offerings as of December 29, 2007. In the first quarter of 2008, we established VSOE for our software subscription services, which will allow us to recognize increased revenue from invoiced shipments in the period in which they occur. We expect the earlier recognition of revenue from current period invoiced shipments and the recognition of significant amounts of revenue and margin deferred from prior periods to result in the achievement of profitability in the first quarter of 2008. Our ability to sustain this profitability in the future will be affected by future revenue and margin levels and any additional expenses that we incur to expand our manufacturing capacity, sales, marketing, development and general and administrative capabilities in order to grow our business. The largest component of our expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation for our employees, including commissions for sales personnel and stock-based compensation for all employees.

We primarily sell our products through our direct sales force, with a small portion sold indirectly through resellers. We derived 97% of our revenue from direct sales to customers in the year ended December 29, 2007 and 98% in the year ended December 31, 2006. We expect to continue generating a majority of our revenue from direct sales in the future.

We are headquartered in Sunnyvale, California, with employees located throughout the United States, Europe and the Asia Pacific region. We expect to continue to add personnel in the United States, and internationally to provide additional geographic sales and technical support coverage.

We have experienced significant revenue growth over the last two years and expect to see continued revenue growth into the future. Revenue growth will be directly impacted by underlying growth in invoiced shipments. Although we expect growth in invoiced shipments to continue on a year-over-year basis, the quarter-over-quarter growth may be impacted by several factors including the timing of large product deployments, acquisitions of new customers and general market conditions. Therefore, the quarter-over-quarter revenue growth could be somewhat volatile and growth may not always occur in a linear manner. In addition, the rate at which we recognize revenue is directly impacted by our ability to establish VSOE, or fair value for training and software warranty or product support services. Starting in the first quarter of 2008, due to the attainment of VSOE on software subscription services, we expect that an increased portion of our shipments will be recognized as product revenue at the time of invoice. In addition, the average revenue deferral period for shipments of bundled products and services will be reduced to approximately 30-45 days as compared to 14 months in the fourth quarter of 2007. This will result in a significant increase in the amount of ratable revenue recognized in 2008 along with a reduction in additions to deferred revenue and an ongoing reduction in the deferred revenue balance throughout 2008. This increase in the recognition of revenue from the current period, combined with the expected recognition of $167 million of deferred revenue from prior periods, will result in elevated revenue in 2008. We expect revenues in 2009 and future periods to more closely approximate the underlying invoiced shipment levels for those periods.

We continue to work to establish VSOE for our installation, deployment and training services. Until that is achieved, shipments where these services are undelivered at the time of invoice will continue to be deferred and recognized ratably until these services are delivered, at which point the remaining revenue is recognized. The requirement to complete the delivery of these services prior to recognition of the remainder of the revenue may contribute to volatile and unpredictable operating results.

As described below, we had $92.8 million of deferred margin, as calculated by the sum of short and long-term deferred revenue less the sum of short and long-term deferred inventory costs on our balance sheet at December 29, 2007. We expect $88.7 million of this deferred margin to be recognized in 2008 and we do not expect to continue to defer significant amounts of margin from new invoiced shipments in the future, resulting in elevated gross margins in 2008. We expect gross margins in 2009 and future periods to more closely approximate the margin generated on the underlying invoiced shipments for those periods. It remains difficult to predict future improvements in invoiced shipment gross margins due to changes in product and customer mix and the timing of new customer deployments.

We will continue to make significant investments in the business, and management believes that operating expenses will average between 38% and 40% of invoiced shipments in future periods.

Overview of Consolidated Financial Data

Revenue

We derive our revenue from sales of our products, support and services. Our revenue is comprised of two components: (1) ratable product and related support and services revenue, or ratable revenue, and (2) product revenue. Our DTN System is integrated with software that is more than incidental to the functionality of our equipment. We refer to the integration of our DTN System with our software and related support and services as a bundled product. Revenue related to these bundled products, which is ratable revenue, is the portion of our total revenue that we recognize pursuant to Statement of Position No. 97-2, "*Software Revenue Recognition*," as amended by SOP 98-9, "*Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions*," or SOP 97-2. Product revenue consists of sales of products that are sold without related services and, therefore, is not recognized ratably in accordance with SOP 97-2.

The following table illustrates our revenue for the specified periods:

Revenue	Three Months Ended 2006				Year Ended Dec. 31, 2006	Three Months Ended 2007				Year Ended Dec. 29, 2007
	Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30	Sept. 29	Dec. 29	
(In thousands)	(Unaudited)					(Unaudited)				
Ratable revenue	$2,653	$4,054	$6,118	$40,153	$52,978	$45,947	$54,411	$62,130	$75,257	$237,745
Product revenue	—		1,578	3,680	5,258	3,245	4,005	25	832	8,107
Total revenue	$2,653	$4,054	$7,696	$43,833	$58,236	$49,192	$58,416	$62,155	$76,089	$245,852

Ratable Revenue. Substantially all of our sales arrangements consist of product sales bundled with training and product support services. Product support services consist of software warranty, updates and unspecified upgrades and product support. As of December 29, 2007, we had not established VSOE of fair value for software warranty or product support services and training. All revenue for these bundled products is therefore deferred and recognized ratably over the longest undelivered service period. In order to establish VSOE, we must have a history of selling our training and product support services separately at a consistent price. Once we have a sufficiently consistent transactional history to establish VSOE for training, software warranty and product support services, we will be able to recognize revenue up front for new customer orders once all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery and acceptance have occurred, which is when product title and risk of loss has transferred to the customer; (3) customer payment is deemed fixed or determinable; and (4) collectibility is reasonably assured. Revenue for then existing customer orders will continue to be recognized over the applicable revenue recognition period.

Historically, our sales arrangements have included rights to software warranty services for a period of one to five years. This warranty obligation typically represented the longest undelivered service period and resulted in straight-line recognition of revenue over the warranty period. This average period over which the deferred revenue balance at the end of the third quarter of 2006 would be amortized to revenue was 3.7 years. In the fourth quarter of 2006, we amended three of our significant sales contracts to shorten our contractual software warranty period to between 90 days and one year, which we believe is more typical in our industry. We have amended, and may continue to amend, other existing contracts to shorten the software warranty period and expect the software warranty period in future contracts generally to be within this range. This contractual change in the software warranty period resulted in the reduction in the revenue recognition period of these contracts and in each case shortened the period to one year. These contractual changes also shortened the average recognition period for ratable revenue to 1.3 years in the fourth quarter of 2006. As discussed above, we expect that our average recognition period for ratable revenue will be significantly reduced in the first quarter of 2008 due to the attainment of VSOE for software subscription services. We expect that this average recognition period will continue to fluctuate based on the terms of existing and future customer contracts and our customer mix until we establish VSOE for the remaining contract service elements.

The ratable revenue that is recognized in each quarter includes a ratable portion recognized from deferred revenue of prior invoiced shipments of bundled products together with a ratable portion of each new invoiced shipment of bundled products in that quarter. Invoiced shipments of bundled products represent sales of our DTN System and services delivered and accepted by the customer for which payment will be made in accordance with normal payment terms, but for which VSOE has not been established. Shipments of bundled products are invoiced when all products ordered on a purchase order have been shipped and the relevant customer acceptance criteria have been satisfied. Customer acceptance periods averaged 18 days in the fourth quarter of 2007. Invoiced shipments of bundled products are amortized and recognized as revenue over the longest undelivered service period in each customer contract.

Product Revenue. Revenue for products that does not require significant customization, and with respect to which any software is considered incidental, is recognized under Staff Accounting Bulletin No. 104, "*Revenue Recognition,*" or SAB 104. Under SAB 104, revenue is recognized only when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. Additionally, a small portion of our sales arrangement consist of product sales not bundled with product support services and therefore recognized upfront in accordance with Statement of Position No. 97-2, "*Software Revenue Recognition,*" as amended by SOP 98-9, "*Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transaction.*" when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery has occurred, which is when product title and risk of loss have transferred to the customer; (3) customer payment is deemed fixed or determinable; and (4) collectibility is reasonably assured. Revenue is recognized net of cash discounts. Revenue related to these arrangements is included in product revenue in the accompanying consolidated statements of operations. As discussed above, following the attainment of VSOE of fair value for software subscription services in the first quarter of 2008, we expect future product revenue to increase due to the inclusion of product revenue from sales of bundled products where software subscription is the only undelivered element.

Deferred Revenue

Only a small amount of our invoiced shipments of bundled products within a quarter are recognized as revenue in such quarter and the majority is recorded as deferred revenue. Deferred revenue increases each quarter by the amount of invoiced shipments of bundled products in that quarter and decreases by the amount of ratable revenue recognized from invoiced shipments of bundled products.

The following table illustrates the changes in deferred revenue for the specified periods:

	Three Months Ended 2006				Year Ended Dec. 31,	Three Months Ended 2007				Year Ended Dec. 29,
Deferred Revenue	**Mar. 31**	**Jun. 30**	**Sept. 30**	**Dec. 31**	**2006**	**Mar. 31**	**Jun. 30**	**Sept. 29**	**Dec. 29**	**2007**
(In thousands)	(Unaudited)					(Unaudited)				
Beginning balance	$23,200	$34,349	$49,977	$ 84,284	$ 23,200	$110,953	$128,420	$138,955	$157,150	$110,953
Invoiced shipments of bundled products	13,802	19,682	40,425	66,822	140,731	63,414	64,946	80,325	92,544	301,229
Ratable revenue	(2,653)	(4,054)	(6,118)	(40,153)	(52,978)	(45,947)	(54,411)	(62,130)	(75,257)	(237,745)
Ending balance	$34,349	$49,977	$84,284	$110,953	$110,953	$128,420	$138,955	$157,150	$174,437	$174,437

In 2007, we recorded $301.2 million of invoiced shipments of bundled products, recognized $237.7 million of revenue and added $63.5 million to the deferred revenue balance. In 2006, we recorded $140.7 million of invoiced shipments of bundled products, recognized $53.0 million of revenue and added $87.8 million to the deferred revenue balance.

The growth in invoiced shipments from 2006 to 2007 is due primarily to increased shipments to existing customers and the addition of a significant number of new customers. The growth in revenue reflects this increase in invoiced shipments and a shortening of the average revenue recognition period for ratable revenue due to the amendment of historical contracts in the fourth quarter of 2006 as discussed above and the negotiation of shorter warranty and service periods in new contracts.

Cost of Revenue

Our cost of revenue is comprised of three components: cost of ratable revenue, lower of cost or market adjustment and cost of product revenue.

The following table illustrates our cost of revenue for the specified periods:

	Three Months Ended 2006				Year Ended Dec. 31,	Three Months Ended 2007				Year Ended Dec. 29,
Cost of Revenue	**Mar. 31**	**Jun. 30**	**Sept. 30**	**Dec. 31**	**2006**	**Mar. 31**	**Jun. 30**	**Sept. 29**	**Dec. 29**	**2007**
(In thousands)	(Unaudited)					(Unaudited)				
Cost of ratable revenue	$5,485	$4,488	$ 7,967	$30,132	$48,072	$34,843	$37,529	$37,620	$42,867	$152,859
Lower of cost or market adjustment	4,325	3,657	4,172	9,539	21,693	1,067	2,219	3,184	5,843	12,313
Cost of product revenue	—	—	311	1,349	1,660	1,363	2,488	18	222	4,091
Total cost of revenue	$9,810	$8,145	$12,450	$41,020	$71,425	$37,273	$42,236	$40,822	$48,932	$169,263

Cost of Ratable Revenue and Lower of Cost or Market Adjustment. Cost of ratable revenue consists primarily of the costs of manufacturing our network equipment, including personnel costs, stock-based compensation, raw materials, overhead and period costs. Period costs consist primarily of shipping fees, logistics costs, manufacturing ramp-up costs, expenses for inventory obsolescence and warranty obligations.

Certain manufacturing costs are recognized in the period in which they are incurred or can be estimated, including period costs and losses associated with products which are sold or anticipated to be sold at a loss. The initial deployment of our DTN System at a customer involves the installation of common equipment, including a chassis, optical line amplifiers and related equipment. This common equipment is typically sold at low or negative gross margins. When we sell equipment at a loss, the losses are recognized in the period in which they are incurred or are reasonably estimatable. We refer to this loss as a lower of cost or market adjustment, or LCM adjustment. In 2007, our LCM adjustment was $12.3 million. In addition, we recorded inventory write-downs for excess and obsolete inventory in 2007 of $5.0 million reflected as cost of ratable product and related support and services and cost of product. The remainder of our cost of ratable revenue is recorded as deferred costs of invoiced shipments of bundled products and is recognized in the same period as the corresponding revenue.

Cost of Product Revenue. Cost of product revenue consists primarily of the costs of manufacturing network components, such as personnel costs, raw materials and application of overhead.

Deferred Inventory Cost

Deferred inventory cost increases by the cost of invoiced shipments of bundled products in a period and decreases as cost of ratable revenue is amortized in that period.

The following table illustrates the increases in our deferred inventory cost for the specified periods:

Deferred Inventory Cost	Three Months Ended 2006				Year Ended Dec. 31, 2006	Three Months Ended 2007				Year Ended Dec. 29, 2007
	Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30	Sept. 29	Dec. 29	
(In thousands)	(Unaudited)					(Unaudited)				
Beginning balance	$16,687	$26,548	$35,038	$55,612	$16,687	$67,253	$73,458	$74,706	$79,887	$67,253
Deferred cost of invoiced shipments of bundled products	11,880	11,298	24,442	38,986	86,606	33,164	32,800	38,830	39,580	144,374
Amortization to cost of ratable revenue	(2,019)	(2,808)	(3,868)	(27,345)	(36,040)	(26,959)	(31,552)	(33,649)	(37,845)	(130,005)
Ending balance	$26,548	$35,038	$55,612	$67,253	$67,253	$73,458	$74,706	$79,887	$81,622	$81,622

Gross Margin

Gross margins have been and will continue to be affected by a variety of factors, including the product mix, average selling prices of our products, the sale of additional support and services, new product introductions and enhancements, the cost of our hardware and software products, the amount of revenue that is recognized ratably, the period over which our revenue is recognized ratably and the amount of common equipment sold at a loss causing an LCM adjustment.

To satisfy our customers' requirement of transmitting optical signals, our customers must purchase a combination of common equipment and some limited number of DLMs, TAMs and TOMs. If a customer wishes to add capacity to our DTN System after their initial deployment to satisfy their additional demands, they may purchase additional DLMs, TAMs and TOMs. When a customer wishes to expand the reach of the DTN System or deploy another DTN System on a route on which the customer has reached the maximum capacity for its existing DTN System, they may purchase a combination of additional common equipment and additional DLMs, TAMs and TOMs. Pricing for optical communications systems, such as our DTN System, is very competitive and we must often respond to these competitive pressures by decreasing the initial purchase price of our product. As a result of these competitive pressures and in order to gain new customers, our common equipment is typically sold at low margins or at a loss. Our DLMs, TAMs or TOMs are typically sold at higher gross margins. These higher margin sales positively impact overall gross margin over the ratable revenue recognition period.

The following table illustrates our gross margin for the specified periods:

Gross Margin	Three Months Ended 2006				Year Ended Dec. 31, 2006	Three Months Ended 2007				Year Ended Dec. 29, 2007
	Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30	Sept. 29	Dec. 29	
(In thousands)	(Unaudited)					(Unaudited)				
Total revenue	$ 2,653	$ 4,054	$ 7,696	$43,833	$ 58,236	$49,192	$58,416	$62,155	$76,089	$245,852
Cost of revenue ...	9,810	8,145	12,450	41,020	71,425	37,273	42,236	40,822	48,932	169,263
Gross profit (loss)	$(7,157)	$(4,091)	$ (4,754)	$ 2,813	$(13,189)	$11,919	$16,180	$21,333	$27,157	$ 76,589
Gross margin	-270%	-101%	-62%	6%	-23%	24%	28%	34%	36%	31%

The improved gross margin for the year ended December 29, 2007 compared to the corresponding period of 2006 reflects the impact of the recognition of $39.2 million of deferred gross margin related to invoiced shipments in prior periods. In addition, although we continued to sell common equipment at low or negative margins, we experienced a reduction in LCM adjustments of $9.4 million for the year ended December 29, 2007 compared to 2006. This was primarily due to lower costs because of product design changes and transitions to a number of lower cost components. We also achieved other reductions in a number of our component costs during the period. These cost improvements were primarily offset by an increase in our warranty expense due to higher than expected costs of replacing defective products primarily due to reduced usage of lower cost repaired units in the repair process.

The prices paid for our DTN System vary by customer. In addition, the quantity of DTN Systems purchased by each of our customers varies from quarter-to-quarter depending on our customers' needs for optical transport equipment. To the extent that a customer with lower contractual prices purchases significant quantities of our DTN System that comprise a significant portion of the DTN Systems we sell within a quarter, our gross margin for such quarter and for future quarters in which that revenue is ratably recognized would be lower. In addition, substituting or adding a new customer with a higher requirement for common equipment could result in an increased inventory write-down in a given quarter or lower gross margins in that quarter.

As of December 29, 2007, deferred revenue was $174.4 million and deferred inventory cost was $81.6 million. We expect $88.7 million of this $92.8 million of deferred margin to be recognized in 2008 and we do not expect to continue to defer significant amounts of margin from new invoiced shipments in the future, resulting in elevated gross margins in 2008. We expect gross margins in 2009 and future periods to more closely approximate the margin generated on the underlying invoiced shipments for those periods.

The table below, which only represents a portion of our results for the projected periods presented and may not be indicative of our future results, shows the expected future impact of the recognition of these deferred amounts on our consolidated statement of operations (unaudited):

	Deferred Balance as of December 29, 2007	For the Three Months Ended 2008				Future Periods
		Mar. 29	Jun. 28	Sept. 27	Dec. 27	
(In thousands)						
Revenue	$174,437	$66,824	$52,104	$36,389	$11,715	$7,405
Cost of inventory	81,621	32,258	24,372	16,943	4,788	3,260
Gross profit	$ 92,816	$34,566	$27,732	$19,446	$ 6,927	$4,145

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses, and are recognized as incurred. Personnel-related costs are the most significant component of each of these expense categories. We expect personnel costs to continue to increase as we hire new employees to support our anticipated growth. We expect that each of the categories of operating expenses discussed below will increase in absolute dollars, but will decline as a percentage of total revenue over time.

Research and development expenses are the largest component of our operating expenses and primarily include salary and related benefit costs, including stock-based compensation expense, and facilities costs. We expense research and development expenses as incurred. We are devoting substantial resources to the continued development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe that they are essential to maintaining our competitive position.

Sales and marketing expenses primarily include salary and related benefit costs, including stock-based compensation expense, sales commissions, marketing and facilities costs. We expect sales and marketing expenses to increase as we hire additional personnel both in the United States and internationally to support our expected revenue growth.

General and administrative expenses consist primarily of salary and related benefit costs, including stock-based compensation expense and facilities related to our executive, finance, human resource, information technology and legal organizations, and fees for professional services. Professional services principally consist of outside legal, audit and information technology consulting costs.

Other Income (expense), net

Other income (expense), net includes interest expense on short and long-term debt, interest income on our cash and short and long-term investment balances, loss and gains on disposal of assets, and losses or gains on conversion of foreign currency transactions into U.S. dollars. In 2007 and 2006, other income (expense), net, also included an adjustment to record our convertible preferred stock warrants at fair value as required by Staff Position 150-5, "*Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable*," or FSP 150-5. In addition, if interest rates continue to decline due to current global market conditions, we will experience reductions in future interest income from our cash and short and long-term investment balances, assuming consistent investment levels.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principals, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include revenue recognition, warranty reserve, cash, cash equivalents and short and long-term investments, inventory valuation, accounting for income taxes and the determination of the fair value of stock awards and warrants issued prior to our IPO. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our DTN System is generally integrated with software that is more than incidental to the functionality of such product. Accordingly, we account for revenue in accordance with SOP 97-2. We recognize product revenue when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery and acceptance have occurred, which is when product title and risk of loss has transferred to the customer; (3) customer payment is deemed fixed or determinable; and (4) collectibility is reasonably assured. Revenue is recognized net of cash discounts.

Substantially all of our product sales have been sold in combination with training and product support services, which consist of software warranty and updates, and product support. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Product support services consist of software warranty, updates and upgrades including product support. Training services include the right to a specified number of training classes over the term of the arrangement. Installation and deployment services may include customer site assessment, equipment installation and testing. Revenue for training, installation and deployment services, and support services is recognized on a straight-line basis over the service contract term, which ranges from one to five years.

VSOE of fair value for training, installation and deployment services, and product support services is determined by reference to the price a customer is required to pay when training, installation and deployment services, and product support services are sold separately. As of December 29, 2007, we have not established VSOE of fair value for training, installation and deployment services, and product support services. Assuming all other revenue recognition criteria have been met and the only undelivered element is training, installation and deployment services or product support services, revenue is deferred and recognized ratably over the longest undelivered service period. The undelivered service periods range from one to five years. Revenue related to these arrangements is included in ratable revenue in our consolidated statements of operations.

Occasionally, we sell our networking products to customers who do not purchase training, installation and deployment services or product support services as part of the arrangement. Revenue related to these arrangements is generally recognized as product revenue when delivery of the product has occurred, assuming all other revenue recognition criteria have been met. Once product delivery has taken place, there are no remaining undelivered elements in these arrangements.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery and transfer of title. Revenue is recognized only when title and risk of loss passes to customers. In instances where acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. Payment terms to customers generally range from net 30 to 120 days from invoice. In the event payment terms are provided that differ from our standard business practices, the fees are deemed to not be fixed or determinable and, therefore, revenue is deferred until the fees become fixed or determinable, which we believe is when they are legally due and payable. We assess the ability to collect from our customers based primarily on the creditworthiness and past payment history of the customer.

Revenue for products that do not require significant customization and with regard to which any software is considered incidental, is recognized under SAB 104. Under SAB 104, revenue is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. Revenue related to these arrangements is included in product revenue in our statements of operations. Shipping charges billed to customers are included in product revenue and in ratable revenue. The related shipping costs are included in cost of product sales and cost of ratable revenue in our consolidated statements of operations.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*," or APB No. 25, and Financial Accounting Standards Board Interpretation No. 44, "*Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25*." The intrinsic value represents the difference between the per share market price of the stock on the date of grant and the per share exercise price of the respective stock option. We generally grant stock options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Under APB No. 25, no compensation expense is recorded for employee stock options granted at an exercise price equal to the market price of the underlying stock on the date of grant.

During the period from January 1, 2006 through June 6, 2007, we granted stock options with exercise prices as follows:

Stock Awards Grant Dates	Number of Options Granted	Exercise Price Per Share	Valuation Prior to Grant Date	SFAS 123(R) Black-Scholes Option Fair Value (1)
February 27, 2006	118,322	$ 1.32	$ 1.04	$0.80 - $0.92
April 5, 2006	128,311	1.32	1.04	0.80 - 0.92
August 8, 2006	3,229,735	2.00	2.00	1.16 - 1.36
August 29, 2006	193,750	2.00	2.00	1.16 - 1.36
September 7, 2006	999,766	2.00	2.00	1.16 - 1.36
January 3, 2007	224,999	4.04	4.04	2.12
January 4, 2007	683,287	4.04	4.04	2.52 - 2.53
February 7, 2007	75,000	7.68	7.68	4.04
February 12, 2007	103,075	7.68	7.68	4.79
April 24, 2007	158,371	10.72	10.72	6.68
June 6, 2007	3,479,614	13.00	13.00	9.45 - 6.74

(1) The table reflects the valuation for two groups of employees, the executive group and the non-executive group. The two groups have different characteristics which resulted in different valuations on the same grant date.

We increased the estimated fair value of our common stock from January 1, 2006 through June 6, 2007, based on, among other factors, contemporaneous valuations. If the Internal Revenue Service and/or certain States determine that certain of our stock options were granted at below the fair value of our common stock on the date of grant and those stock options are not curable, the recipients of those stock option grants could be subject to an additional deferred compensation tax under Internal Revenue Code Section 409A and we could be liable for Federal and/or State employment and income tax withholding obligations.

In the absence of a public trading market, our Board of Directors relied in part upon contemporaneous valuations presented by management, which utilized the enterprise value allocation method, in order to help the board determine the value of our common stock. As part of this enterprise value allocation method, the value of our common stock was measured on a per share basis utilizing a probability weighted scenario analysis. The common stock per share value was based on the probability weighted average of two possible future liquidity scenarios: (1) a scenario where an IPO is not completed, or a no IPO liquidity scenario, and (2) a scenario where an IPO is completed, or an IPO liquidity scenario.

In the no IPO liquidity scenario, the common stock per share value is based on the Black-Scholes option-pricing model and represents the current nominal value of the common stock plus its option value for potential future increases in our value until a liquidity event. The methodology used allocated the estimated aggregate value to each security. A value was first assigned to each series of convertible preferred stock and then the remaining equity securities were analyzed and the remaining enterprise value was apportioned to the remaining equity securities. The rights, preferences and privileges of each security were considered, including the liquidation and conversion rights, and the manner in which the value of each security affects the other securities.

In the no IPO liquidity scenario, a large proportion of our enterprise value is apportioned to our convertible preferred stock because the aggregate liquidation preference is approximately $325.2 million and each series of our convertible preferred stock participates with the common stock up to certain capped amounts after the payment of the aggregate liquidation preference.

In the IPO liquidity scenario, options and warrants are valued based solely on the Black-Scholes option-pricing model. The aggregate value related to options and warrants are subtracted from the aggregate equity value for purposes of determining the convertible preferred stock and common stock values on an as-if converted, per share basis. After accounting for the value of the options and warrants, the remaining enterprise value is apportioned equally among the shares of common stock and each series of convertible preferred stock, which causes our common stock to have a higher relative value per share than under the no IPO liquidity scenario.

Our Board of Directors also considered a number of factors, in addition to the valuations, to determine the estimated fair value of our common stock at each grant date, including:

- the shares of common stock underlying the options were illiquid securities in a private company that were not readily tradable at the time of grant and that there could be no assurance of such shares ever being readily tradable;
- the prices at which convertible preferred stock was issued and sold to outside investors in arm's-length transactions, and the rights, preferences and privileges of the convertible preferred stock relative to the common stock;
- important developments relating to achievement of our business objectives, including new product launches, customer wins and growth in our revenue and invoiced shipments;
- our stage of development and business strategy;
- the status of our efforts to build our management team;
- the status of our efforts to increase revenue and invoiced shipments while reducing losses, as well as our financial results;
- the likelihood of achieving a liquidity event for the shares of our common stock, such as an initial public offering or sale of the company, given prevailing market conditions and achievement of our business objectives;
- the state of the new issue market for similarly-situated technology companies; and
- the market prices of publicly-held technology companies with similar business models.

Our Board of Directors also considered the provisions of our former Series A through G convertible preferred stock in determining the estimated fair value of our common stock at the time of each option grant, including the aggregate liquidation preference of the Series A through G convertible preferred stock of $325.2 million and the fact that in a sale of Infinera the Series A through G convertible preferred stock would participate with the common stock up to certain caps after the payment of the aggregate liquidation preference. As we approached our initial public offering, the per share value of our common stock moved closer to our enterprise value per share because the likelihood of a sale of Infinera where our convertible preferred stock receives a larger proportion of our enterprise value decreases.

The anticipated timing of a potential liquidity event, the estimated volatility, the discount rate, the discount for lack of marketability and the probability that we are able to complete an initial public offering of our common stock were the key assumptions used in the determination of the common stock value per share. These assumptions are as set forth below for each of our valuation dates since December 31, 2005:

	Mar. 25, 2007	Jan. 15, 2007	Nov. 30, 2006	June 30, 2006	Dec. 31, 2005
Common Stock Value Per Share	$10.72	$7.68	$4.04	$2.00	$1.04 (1)
Time to Liquidity (in years)	0.25	0.5	1.0	1.4	N/A
Volatility	55%	55%	60%	65%	N/A
DCF Discount Rate	16%	20%	25%	30%	18-20%
Marketability Discount Rate	0%	5%	15%	25%	30%

(1) For options granted in February and April 2006, our board of directors determined the fair value of our common stock to be $1.32 per share.

As can be seen in the table above, the increase in the valuation of our common stock from December 2005 to January 2007 can be attributed to declines in the anticipated time to liquidity, the volatility rate, the discount rate and the marketability discount rate and an increase in the probability that we would be able to complete an initial public offering of our common stock. The most significant driver of the increase in the fair value of our common stock from the stock option grants we made on January 3 and 4, 2007 to the grants we made on April 24, 2007 was the increase in the probability that we would be able to complete an initial public offering of our common stock. The probability of an IPO increased significantly as our 2006 financial statement audit neared completion and as we filed our initial registration statement and subsequent amendments on Form S-1 in 2007.

During 2006, we granted options to employees to purchase a total of 4.7 million shares of common stock at exercise prices ranging from $1.32 to $2.00 per share at a weighted average exercise price of $1.96. Through our IPO in June 2007, we granted 4.7 million shares of common stock at exercise prices ranging from $4.04 to $13.00. During 2007, we granted options to employees and directors to purchase an aggregate of 5.1 million shares of common stock at exercise prices ranging from $4.04 to $23.86 at a weighted average exercise price of $11.88 per share.

Options outstanding that have vested and are expected to vest as of December 29, 2007 are as follows:

	Number of shares (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average remaining contractual term (in years)	Aggregate Intrinsic Value (1) (in thousands)
Vested	3,658	$3.04	7.46	$40,341
Expected to vest (2)	7,227	7.91	8.97	47,348
Total vested and expected to vest	10,885	$6.31	8.47	$87,689
Not expected to vest	240			
	11,125			

(1) These amounts represent the difference between the exercise price and the closing price of our common stock as of December 29, 2007.

(2) Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS No. 123(R).

On January 1, 2006, we adopted the provisions of the Financial Accounting Standards Board, or FASB, SFAS 123(R), "*Share-Based Payments*," or SFAS 123(R). Under SFAS 123(R), stock-based compensation costs for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee's requisite service period, which is generally over the vesting period, on a straight-line basis. We adopted the provisions of SFAS 123(R) using the prospective transition method. Under this transition method, non-vested option awards outstanding at January 1, 2006, continue to be accounted for under the minimum value method as stipulated by SFAS 123(R). All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123(R).

We make a number of estimates and assumptions related to SFAS 123(R) including forfeiture rate, expected life and volatility. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as an adjustment in the period estimates are revised. We utilized our historical data as an estimate of expected forfeiture rate and recognized compensation costs only for those equity awards expected to vest. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. Actual results may differ substantially from these estimates. In valuing share-based awards under SFAS 123(R), significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which incorporates the contractual terms, grant vesting schedules and terms and expected employee and director behaviors. Commencing in June 2007, we elected to use the simplified method to estimate the expected term as permitted by SEC Staff Accounting Bulletin 107 (SAB 107) due to increased liquidity of the underlying options in the post IPO era as compared to our historical grants. In December 2007, the SEC released Staff Accounting Bulletin No. 110 (SAB 110). SAB 110 amends SAB 107 to allow for the continued use, under certain circumstances, of the "simplified" method in developing an estimate of the expected term of "plain vanilla" stock options accounted for under SFAS 123(R). As a result, we will continue to use the simplified method until our own historical data is sufficient to provide a reasonable basis. Expected volatility of the stock is based on our peer group in the industry in which we conduct business because we do not have sufficient historical volatility data for our own stock. In the future, as we gain historical data for volatility in our own stock and more data on the actual term employees hold their options, the expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense we record.

The following table summarizes the effects of stock-based compensation related to employees, non-recourse notes and non-employees on our consolidated balance sheets and statements of operations for 2007, 2006 and 2005:

(In thousands)	Year Ended December 29, 2007	Years Ended December 31, 2006	2005 (1)
Stock-based compensation effects in inventory			
Beginning balance	$ 82	$ —	$ —
Stock-based compensation expense added to inventory	3,384	112	—
Stock-based compensation expenses recognized as cost of revenue	(38)	(2)	—
Stock-based compensation expense released from inventory to deferred inventory costs	(1,213)	(28)	—
Closing balance	$ 2,215	$ 82	$ —
Stock-based compensation effects in deferred inventory cost			
Beginning balance	$ 23	$ —	$ —
Stock-based compensation expense added from inventory	1,213	28	—
Stock-based compensation expense recognized as cost of revenue	(289)	(5)	—
Closing balance	$ 947	$ 23	$ —
Stock-based compensation effects in loss before income taxes			
Cost of revenue	$ 410	$ 41	$ —
Research and development	3,751	411	36
Sales and marketing	1,854	198	99
General and administration	3,314	335	7
	9,329	985	142
Cost of revenue—amortization from balance sheet*	327	7	—
Total stock-based compensation expense	$ 9,656	$ 992	$142

(1) The estimated values and assumptions that we used in calculating fair value prior to the adoption of SFAS 123(R).

* Represents stock-based compensation expense deferred to inventory and deferred inventory costs in prior periods and recognized in the current period.

At December 29, 2007, the total compensation cost related to stock-based options granted under SFAS 123(R) to employees and directors but not yet amortized was $38.9 million, net of estimated forfeitures of $3.4 million. These costs will be amortized over a weighted average period of approximately 1.2 years. Amortization of stock-based compensation in 2007 was approximately $7.2 million, net of estimated forfeitures compared to $0.9 million for 2006.

The weighted average estimated values of employee stock option grants as well as the weighted average assumptions used in calculating these option values during 2007, 2006 and 2005, were based on estimates at the date of grant as follows:

	Years Ended		
Employee and Director Stock Options	**December 29, 2007**	**December 31, 2006**	**December 31, 2005 (1)**
Volatility	62% - 84%	72% - 83%	0%
Risk-free interest rate	4.2% - 4.9%	4.57% - 5.08%	4.05%
Expected life	4.3 - 6.3 years	4.2 - 5.4 years	4 years
Estimated fair value	$2.12 -$17.04	$0.81 - $1.35	$0.15

(1) The estimated values and assumptions that we used in calculating fair value prior to the adoption of SFAS 123(R).

Concurrent with our IPO in June 2007, we established the 2007 Employee Stock Purchase Plan (ESPP). This plan provides for consecutive six-month offering periods, except for the first such offering period which commenced on June 7, 2007 and will end on the first trading day on or after February 15, 2008. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the ESPP. Compensation costs related to the ESPP under FAS123(R) were $1.7 million for 2007 and the fair value of the ESPP shares were estimated using the following assumptions:

Employee Stock Purchase Plan	**Year Ended December 29, 2007**
Volatility	49%
Risk-free interest rate	4.97%
Expected life	0.7 years
Estimated fair value	$4.17

We began issuing Restricted Stock Units (RSUs) in the second quarter of 2007 pursuant to our 2007 Equity Incentive Plan. An RSU is a right to receive a share of our common stock when the unit vests. During 2007, we granted RSUs to employees to purchase a total of approximately 0.6 million shares of common stock at no cost, vesting annually over four or five years. We accounted for the fair value of the RSUs using the closing market price of our common stock on the date of grant. As of December 29, 2007, total compensation cost related to restricted stock based awards to employees but not yet amortized was approximately $9.9 million, net of estimated forfeitures of $1.5 million. Amortization of RSU stock-based compensation in 2007 was approximately $1.2 million.

We account for stock options granted to non-employees in accordance with Emerging Issues Task Force, or EITF, No. 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services,"* or EITF No. 96-18, and related interpretations. We grant stock options to certain consultants and advisory board members for a fixed number of shares with an exercise price equal to the fair value of our common stock at the date of grant. Under EITF No. 96-18, compensation expense on non-employee stock options is subject to variable accounting and is calculated using the Black-Scholes option-pricing model and is recorded using the straight-line method over the vesting period, which approximates the service period.

Freestanding Preferred Stock Warrants

Effective July 1, 2005, we adopted FSP 150-5 and reclassified the fair value of the warrants from equity to liability and recorded a cumulative effect charge of approximately $1.1 million income. In addition, we recorded additional charges of approximately $0.2 million to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In 2006, we recorded approximately $2.4 million of charges in other gain (loss), net, to reflect the increase in fair value between January 1, 2006 and December 31, 2006.

We estimated the fair value of these warrants using the Black-Scholes model for change of control scenario and the Lattice model for a successful initial public offering scenario. We then used a probability weighted average of per-share values under the different scenarios to determine the fair value of these warrants at the respective balance sheet dates.

Both models require the input of highly subjective assumptions and a change in our assumptions could materially affect the fair value estimates.

Upon the closing of our IPO in June 2007, warrants to purchase shares of our convertible preferred stock became warrants to purchase shares of our common stock and, as a result, are no longer subject to Financial Accounting Standards Board Staff Position (FSP) No. 150-5, "Issuers Accounting under Statement No. 150 for Freestanding Warrants and Other similar Instruments on Shares that are Redeemable" (FSP 150-5). The then-current aggregate fair value of these warrants of $25.2 million was reclassified from current liabilities to additional paid-in capital, a component of stockholders' equity (deficit), and we are longer required to record any further periodic fair value adjustments.

In 2007 (through the completion of our IPO) and 2006, we recorded $19.8 million and $2.4 million, respectively, of expense reflected in other gain (loss), net to reflect the increase in fair value during the periods.

Inventories

Inventories consist of hardware, work-in-process and related component parts and are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market. Market value is based upon an estimated average selling price reduced by the estimated cost of disposal. The determination of market value involves numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand and pricing for our products and technological obsolescence of our products.

Inventory that is obsolete or in excess of our forecasted demand or is anticipated to be sold at a loss is written down to its estimated net realizable value based on historical usage and expected demand. We recorded total inventory write-downs for LCM adjustments in 2007, 2006 and 2005 of $12.3 million, $21.7 million and $9.7 million, respectively. These adjustments related to our inventory and firm purchase commitments with suppliers and included the impact of expected losses on common equipment. In addition, we recorded inventory write-downs for excess and obsolete inventory in 2007, 2006 and 2005 of $5.0 million, $1.7 million and $(0.7) million, respectively. These write-downs for excess and obsolete inventory were reflected as cost of ratable product and related support and services and cost of product.

In valuing our deferred inventory costs, we considered the valuation of inventory using the guidance of Accounting Research Bulletin 43, "*Restatement and Revision of Accounting Research Bulletins*," or ARB 43. In particular, we considered ARB 43, Chapter 4, Statement 5 and whether the utility of the products delivered or expected to be delivered at less than cost, primarily comprised of common equipment, had declined. We concluded that, in the instances where the utility of the products delivered or expected to be delivered were less than cost, it was appropriate to value the deferred inventory costs and inventory costs at cost or market, whichever is lower, thereby recognizing the cost of the reduction in utility in the period in which the reduction occurred or can be reasonably estimated. We have, therefore, recorded inventory write-downs as necessary in each period in order to reflect common equipment inventory at the lower of cost or market. In addition, we considered the guidance provided in ARB 43, Chapter 4, Statement 10 relating to losses on firm purchase commitments related to inventory items. Given that the expected selling price of common equipment in the future may be below cost, we may also record losses on these firm purchase commitments in the period in which the commitment is made. When the inventory parts related to these firm purchase commitments are received, that inventory is recorded at the purchase price less the accrual for the loss on the purchase commitment.

If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Warranty Reserve

We warrant that our products will operate substantially in conformity with product specifications. Upon delivery of our products, we provide for the estimated cost to repair or replace products or the related components that may be returned under warranty. In general, our warranty periods range from 2 to 5 years from date of acceptance for hardware and 90 days to 12 months for software warranty. Our warranty reserve is based on actual historical returns experience and the impact of these return rates on future estimated returns. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Cash, Cash Equivalents and Short and Long-term Investments

We consider all liquid instruments with an original maturity at the date of purchase of 90 days or less to be cash equivalents. We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts.

We consider all debt instruments with remaining time to maturity of one year or less to be short-term investments. At December 29, 2007 and December 31, 2006, cash equivalents and short and long-term investments consisted primarily of money market funds, commercial paper, corporate bonds, U.S. agency notes and adjustable rate notes. Our cash equivalents and short and long-term investments are classified as available-for-sale in accordance with the provisions of SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities.*"

All cash, cash equivalents and short and long-term investments are stated at fair market value based on quoted market prices with unrealized gains and losses reported in accumulated comprehensive loss as a separate component of stockholders' equity (deficit). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Gains are recognized when realized in our consolidated statements of operations. Losses are recognized as realized or when we have determined that an other-than-temporary decline in fair value has occurred. Gains and losses are determined using the specific identification method.

In accordance with SFAS No. 115, it is our policy to review our marketable debt securities classified as short or long-term investments on a regular basis to evaluate whether or not any debt security has experienced an other-than-temporary decline in fair value. Our policy includes, but is not limited to, reviewing the length of time and extent to which the market value has been less than the amortized cost, the financial condition and near-term prospects of the issuer, and our intent and ability to retain our investment in the issuer for a sufficient period of time to allow for recovery in market value. If we believe that an other-than-temporary decline exists in one of our marketable debt securities, our policy is to write down these debt securities to the market value and record the related write-down as an investment loss on our consolidated statements of operations. No impairment charges were recorded for 2007, 2006 or 2005.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry-forwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income within the respective jurisdictions against which these deductions, losses and credits can be utilized within applicable future periods.

We must assess the likelihood that some portion or all of our deferred tax assets will be recovered from future taxable income within the respective jurisdictions, and to the extent we believe that recovery does not meet the "more-likely-than-not" standard, we must establish a valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At December 29, 2007 and December 31, 2006, our deferred tax assets were fully reserved with a valuation allowance because, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize those deferred tax assets in the future. We intend to maintain the full valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances. We make estimates and judgments about our future taxable income, by jurisdiction, based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

The policy with respect to our undistributed foreign subsidiary earnings is to consider those earnings to be indefinitely reinvested and, accordingly, no related provision for U.S. federal and state income taxes has been provided. Upon distribution of those earnings in the form of dividends or otherwise, we may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes in the various foreign countries. At December 29, 2007, the undistributed earnings approximated $2.7 million.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material impact on our consolidated financial position. We had $6.4 million of gross unrecognized tax benefits as of January 1, 2007. The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $36,000 as of January 1, 2007 because approximately $6.4 million of the gross unrecognized tax benefits were netted against certain deferred tax assets which were previously offset by valuation allowance. We accrue interest and penalties related to unrecognized tax benefits in our provision for income taxes. As of January 1, 2007, we did not have any accrued interest and penalties related to unrecognized tax benefits, due to our taxable loss position. See Note 12 to Notes to Consolidated Financial Statements for additional disclosures related to FIN 48.

FORM 10-K

Results of Operations

Revenue

The following table presents our revenue by type, geography and sales channel for 2007, 2006 and 2005:

	Year Ended December 29, 2007	Years Ended December 31, 2006	Years Ended December 31, 2005
	($ in thousands)		
Statements of Operations Data:			
Total revenue			
Total revenue by type	$245,852	$58,236	$4,127
Ratable product and related support and services	237,745	52,978	4,127
Product	8,107	5,258	—
% Revenue by type			
Ratable product and related support and services	97%	91%	100%
Product	3%	9%	0%
Total revenue by geography			
Domestic	$199,893	$49,901	$2,660
International	45,959	8,335	1,467
% Revenue by geography			
Domestic	81%	86%	64%
International	19%	14%	36%
Total revenue by sales channel			
Direct	$239,146	$57,304	$3,488
Indirect	6,706	932	639
% Revenue by sales channel			
Direct	97%	98%	85%
Indirect	3%	2%	15%

2007 Compared to 2006. Total ratable revenue increased from $53.0 million in 2006 to $237.7 million in 2007. This increase reflected an increase in invoiced shipments of bundled products from $140.7 million in 2006 to $301.2 million in 2007. The increase in invoiced shipments of bundled products was due to increased purchases of our DTN System by existing customers and the addition of new domestic and international customers. In 2007, we recognized $103.1 million of deferred revenue from prior periods and $132.5 million from the current period.

Our international revenue grew on an absolute basis from $8.3 million in 2006 to $45.9 million in 2007 and increased as a percentage of total revenue from 14% in 2006 to 19% in 2007. The increases were primarily due to increased revenue from existing customers and adding new international customers.

In 2007, we recorded $8.1 million of product revenue, consisting of $5.2 million of product revenue related to the sale of 10 Gbps cards not for use in our DTN System and $2.9 million related to product sales to customers that did not require support. In 2006, we recorded $5.3 million of product revenue related to the sale of 10 Gbps cards. We stopped production of the 10Gbps cards in the second quarter of 2007 and will not generate future revenue from these products. However, as discussed above, following the attainment of VSOE of fair value for software subscription services in the first quarter of 2008, we expect product revenue to increase due to the inclusion of product revenue from sales of bundled products where software subscription is the only undelivered element at the time of invoice.

2006 Compared to 2005. Total ratable revenue increased from $4.1 million in 2005 to $53.0 million in 2006. This increase reflected an increase in invoiced shipments of bundled products from $27.3 million in 2005 to $140.7 million in 2006 and the shortening of the ratable revenue recognition period from an average period of 3.7 years in the third quarter of 2006 to 1.3 years in the fourth quarter of 2006. The increase in invoiced shipments of bundled products was due to increased purchases of our DTN System by existing customers and the addition of customers in the United States and Europe.

Although our international revenue grew on an absolute basis from 2005 to 2006, international revenue as a percentage of total revenue declined from 36% in 2005 to 14% in 2006 primarily due to a significant increase in revenue from an existing U.S. customer and the addition of a number of new U.S. customers during 2006.

In 2006, we recorded $5.3 million of product revenue related to the sale of 10 Gbps cards not for use in our DTN System. We did not record any product revenue in 2005.

Cost of Revenue and Gross Margin

The following table presents our revenue, cost of revenue by revenue source, gross profit (loss) and gross margin for 2007, 2006 and 2005:

	Year Ended December 29, 2007	Years Ended December 31, 2006	Years Ended December 31, 2005
	(In thousands)		
Total revenue	$245,852	$ 58,236	$ 4,127
Cost of revenue:			
Cost of ratable product and related support and services	152,859	48,072	17,759
Lower of cost or market adjustment	12,313	21,693	9,696
Cost of product	4,091	1,660	—
Gross profit (loss)	$ 76,589	$(13,189)	$(23,328)
Gross margin	31%	-23%	-565%

2007 Compared to 2006. Gross margins improved from 2006 to 2007 due primarily to the impact of the recognition of $39.2 million of deferred gross margin related to invoiced shipments in prior periods. In addition, there was significant improvement in gross margins on current period invoiced shipments reflecting improved pricing and cost structures. Although we continued to sell common equipment at low or negative margins, we experienced a reduction of $9.4 million in LCM adjustments in 2007 compared to 2006, primarily due to changes in the bill of materials on a number of common equipment components and a continued decline in component pricing. These improvements were offset by an unfavorable change in estimate related to our warranty expense of $1.9 million primarily related to higher than expected costs of replacing defective products due to reduced usage of lower cost repaired units.

2006 Compared to 2005. Gross margins improved from 2005 to 2006 due to increased ratable revenue, increased ASPs and improved product mix as customers purchased higher margin products to increase their network capacity. In addition, in 2006 we experienced reduced per unit manufacturing costs primarily due to improved yields and increased production volume, offset by an increase in LCM adjustments of $12.0 million and charges for excess and obsolete inventory of $2.3 million. Gross margins in 2005 were impacted primarily by negative manufacturing variances, comprised of lower yields and lower fixed cost absorption, due to low volume production.

Research and Development Expenses

The following table presents our research and development expenses in absolute dollars and as a percent of total revenue for 2007, 2006 and 2005:

	Year Ended December 29, 2007	Years Ended December 31, 2006	2005
	(In thousands)		
Research and development expenses (1)	$60,851	$38,967	$24,986
Percent of total revenue	25%	67%	605%

(1) Research and development expenses as a percent of total revenue is not a meaningful trend indicator because our revenue recognition policy requires the deferral of revenues over future periods.

2007 Compared to 2006. Research and Development expenses increased from 2006 to 2007 due primarily to increased headcount and personnel-related costs of $16.8 million, including $11.2 million of cash compensation, $3.8 million of stock-based compensation and $1.8 million of incremental facilities and infrastructure costs. In addition, in 2007 we incurred $6.8 million of increased prototype and new product related spending. We also incurred $4.2 million of expenses related to software development services that we purchased from a third party to enable our products to operate in a regional bell operating company infrastructure. These increases were offset by a reduction of $4.5 million related to the write-off of in-process research and development expenses related to an asset acquisition recorded in the third quarter of 2006 and a reduction of $1.3 million of expense in 2007 from funding for research and development efforts related to a government contract.

2006 Compared to 2005. Research and development expenses increased from 2005 to 2006 due primarily to increased personnel-related costs of $7.3 million. In addition, during 2006 we wrote off $4.5 million of in-process research and development expenses related to an asset acquisition we completed in 2006 because technological feasibility had not been established and no alternative future uses existed.

FORM 10-K

Sales and Marketing Expenses

The following table presents our sales and marketing expenses in absolute dollars and as a percent of total revenue for the 2007, 2006 and 2005:

	Year Ended December 29, 2007	Years Ended December 31, 2006	2005
	(In thousands)		
Sales and marketing expenses (1)	$32,721	$20,682	$11,053
Percent of total revenue	13%	36%	268%

(1) Sales and marketing expenses as a percent of total revenue is not a meaningful trend indicator because our revenue recognition policy requires the deferral of revenues over future periods.

2007 Compared to 2006. Sales and Marketing expenses increased from 2006 to 2007 due primarily to an increase in headcount and personnel-related expenses of $9.4 million, including salaries and commissions of $6.8 million, stock-based compensation expense of $1.7 million and facilities and infrastructure costs of $0.9 million. In addition, we incurred $2.6 million of incremental expenses in 2007 related to demonstration units for use in customer and trade show demonstrations.

2006 Compared to 2005. Sales and marketing expenses increased from 2005 to 2006 due primarily to an increase in commission expense of $7.5 million, reflecting significant increases in revenue and invoiced shipments and increased personnel-related costs in 2006. Other compensation expenses increased by $1.8 million in 2006 due to an increase in the number of sales and marketing employees. Our headcount growth reflected the expansion of our sales team in the United States and internationally.

General and Administrative Expenses

The following table presents our general and administrative expenses in absolute dollars and as a percent of total revenue for 2007, 2006 and 2005:

	Year Ended December 29, 2007	Years Ended December 31, 2006	2005
	(In thousands)		
General and administrative expenses [1]	$25,965	$12,650	$4,328
Percent of total revenue	11%	22%	105%

(1) General and administrative expenses as a percent of total revenue is not a meaningful trend indicator because our revenue recognition policy requires the deferral of revenues over future periods.

2007 Compared to 2006. General and administrative expenses increased from 2006 to 2007 due primarily to increased personnel-related costs of $10.3 million, including $6.9 million of cash compensation, $3.0 million in stock-based compensation expense and $0.4 million of facilities and infrastructure costs. In addition, external expenses related to legal, audit, tax and information technology related activities associated with our public offerings and continued growth increased $2.7 million compared to 2006.

2006 Compared to 2005. General and administrative expenses increased from 2005 to 2006 due primarily to increased legal and accounting fees related to our preparations to become a public company of $3.2 million, increased professional services and information technology consulting fees of $3.0 million and increased personnel-related costs of $2.1 million.

Other Income (Expense), Net

The following table presents our interest income, interest expense and other gain (loss) for 2007, 2006 and 2005:

	Year Ended December 29, 2007	Years Ended December 31, 2006	2005
	(In thousands)		
Interest income	$ 6,522	$ 2,100	$ 686
Interest expense	(2,251)	(4,852)	(2,768)
Other gain (loss), net	(16,249)	(1,567)	(174)
Total other income (expense), net	$(11,978)	$(4,319)	$(2,256)

2007 Compared to 2006. Interest income increased from 2006 to 2007 due to higher invested balances resulting from the funds raised in our IPO and secondary offerings. The decrease in interest expense from 2006 to 2007 was due to the repayment of our outstanding debt following our IPO. The other loss amount increased from 2006 to 2007 primarily due to the inclusion of $19.8 million related to the revaluation of preferred stock warrant liabilities at fair market value in 2007 compared to $2.1

million in 2006. The charges to other loss in 2007 were offset by a $2.7 million gain on asset sales, and a $0.3 million gain from foreign currency exchange remeasurement.

2006 Compared to 2005. Interest income increased from 2005 to 2006 due to higher invested balances resulting from funds raised in our Series G convertible preferred stock financing. The increase in interest expense from 2005 to 2006 was due to increased borrowings required to support our continued growth. Other loss, net increased from 2005 to 2006 primarily due to charges related to the revaluation of preferred stock warrant liabilities at fair market value of $2.1 million, offset by a $0.5 million gain from foreign currency exchange remeasurement.

Provision for Income Taxes

Since inception, we have incurred net operating losses and, accordingly, have not recorded a U.S. Federal or State provision for income taxes for any periods presented. As of December 29, 2007, we had net operating loss carry-forwards available to offset future taxable income for federal income tax purposes of approximately $239.4 million, which expire beginning in 2021 if not utilized. As of December 29, 2007, we also have state net operating loss carry-forwards of approximately $225.3 million, which expire beginning in 2013 if not utilized. We have federal and California research and development credits available to reduce future tax expense of approximately $7.3 million and $5.0 million, respectively. The federal research credits will begin to expire in 2021 if not utilized, while the California research credits have no expiration date. The amount of net operating loss carry-forwards related to excess stock option deductions is approximately $13.5 million for which a full valuation allowance has been recorded on the related gross deferred tax assets. When the excess stock option deductions are utilized in the form of a net operating loss deduction, these amounts will result in a credit to stockholders' equity.

Liquidity and Capital Resources

	December 29, 2007	December 31, 2006
	(In thousands)	
Working capital	$237,590	$ 2,218
Cash and cash equivalents	91,209	28,884
Short and long-term investments	211,284	5,005
Short and long-term restricted cash	3,337	—

	December 29, 2007	December 31, 2006	December 31, 2005
		(In thousands)	
Cash provided by (used in) operating activities	$ 23,058	$(67,775)	$(56,449)
Cash provided by (used in) investing activities	(230,268)	(18,069)	29,451
Cash provided by financing activities	269,478	78,780	58,059

Prior to our IPO in June 2007, we had financed our operations primarily through private sales of equity and from borrowings under credit facilities and more recently from cash collections on the sales of our DTN System. In June 2007, we completed our IPO and raised net proceeds of $190.1 million. In November 2007, we completed our follow-on offering and raised net proceeds to us of $104.0 million.

At December 29, 2007, we had $91.2 million in cash and cash equivalents, $211.3 million in short and long-term investments and $3.3 million in restricted cash. In comparison, at December 31, 2006, we had $28.9 million in cash and cash equivalents and $0.7 million in short-term investments. Cash, cash equivalents and short and long-term investments consist of highly liquid investments in certificates of deposit held at major banks, money market funds, commercial paper, corporate bonds,

U.S. agency notes and adjustable rate notes with original maturities of 90 days or less. The restricted cash balance amounts are pledged as collateral for certain stand-by and commercial letters of credit.

Operating Activities

We experienced positive cash flows from operations of $23.1 million in 2007. We generated a net loss for the period of $55.3 million, and we had non-cash charges of $36.5 million consisting primarily of warrant revaluation expense of $19.8 million, depreciation and amortization of $9.8 million and stock-based compensation expense of $9.7 million. In addition, the net loss reflects the continued non-cash deferral of positive gross margin from invoiced shipments of bundled products of $48.8 million. We experienced improved collections in the period offset by reductions in accounts payable terms. We also continued to invest in the development of our DTN System and in the expansion of our sales and marketing presence in the United States and internationally.

We experienced negative cash flows from operating activities of $67.8 million in 2006. We generated a net loss for the period of $89.9 million, and we had non-cash charges of $15.7 million consisting primarily of $7.5 million of depreciation and amortization, $4.5 million in-process research and development related to our acquisition of certain assets of Little Optics, Inc., $2.4 million related to revaluation of convertible preferred stock and common stock warrant liabilities and $1.1 million of stock-based compensation expense related to employees. The net loss also reflects the non-cash deferral of $37.2 million of deferred margin to the balance sheet in the period. We funded increased working capital requirements of $27.4 million due to significant growth of the business. The decrease in working capital of $27.4 million from 2005 to 2006 was primarily due to an increase in short-term deferred revenue of $94.4 million compared to the increase in short-term deferred inventory costs of $57.8 million, reflecting the deferral of positive gross margin from invoiced shipments of bundled products.

Cash used in operating activities amounted to $56.4 million in 2005, primarily due to the generation of a net loss of $64.8 million. Cash flows from operations in 2005 were negatively impacted by lower sales volumes, unfavorable manufacturing variances and the need to record charges for excess and obsolescent inventory. Deferred revenue increased by $22.8 million compared to an increase in deferred cost of inventory of $16.7 million. We commenced product shipments in November 2004 and inventory levels increased in 2005 by $16.5 million to support customer requirements. This increase was offset by increases in accounts payable of $7.8 million.

Investing Activities

Cash used in investing activities was $230.3 million in 2007 primarily consisting of $299.2 million of purchases of investments and restricted cash, reflecting the investment of cash raised from our IPO and follow-on offering in June 2007 and November 2007, respectively. Additions to property, plant and equipment amounted to $20.2 million. These investing activities were offset by $85.8 million of proceeds from maturities and sales of investments and $3.1 million of proceeds from the subsequent sale of certain purchased assets.

Cash used in investing activities was $18.1 million in 2006, $15.3 million for the purchase of property and equipment related to the expansion of our manufacturing operations and $4.7 million related to our acquisition of certain assets of Little Optics Inc., a research and development company, partially offset by the sale of surplus assets acquired as part of a previous acquisition that generated $1.5 million.

We generated net cash from investing activities in 2005 of $29.5 million. $34.0 million was generated from the net sale of short-term investments, offset by $4.0 million from purchases of property and equipment and $0.7 million from the acquisition of certain assets from Big Bear Networks, Inc.

Financing Activities

Net proceeds from financing activities in 2007 were $269.5 million. We completed our IPO in June 2007 and generated net proceeds of $190.1 million. Subsequently, in November 2007, we completed our follow-on offering and generated net proceeds of $104.0 million. We paid off $35.4 million of our outstanding debt, including $7.1 million which we had borrowed under an existing facility in the first quarter of 2007. In addition, we received $3.5 million from employee stock options exercised in the period.

Our financing activities provided cash of $78.8 million in 2006. The primary source of these funds was the issuance of Series G convertible preferred stock. In 2006, we sold an aggregate of 14.1 million shares of our Series G convertible preferred stock for a net amount of $74.1 million to various investors. The purchase price for these shares of Series G convertible preferred stock was $5.40 per share, with the exception of a board member's purchase of 67,934 shares in October 2006 at $7.36 per share. We also received $4.4 million from employee stock options exercised during 2006.

Our financing activities provided cash of $58.1 million in 2005. $42.6 million was raised from the issuance of convertible preferred stock. In addition, we borrowed a net amount of $14.4 million under new and existing credit facilities.

Credit Facilities

Following the close of our IPO, we repaid $29.3 million of our borrowings in June 2007. In September 2007, we repaid $4.5 million of our remaining outstanding debt which we had assumed as part of an acquisition of assets in the third quarter of 2006.

In the next twelve months, capital expenditures are expected to be in the range of approximately $20 to $30 million, primarily for product development and manufacturing expansion and upgrades.

As of December 29, 2007, we held $96.2 million of municipal notes investments, classified as short-term investments, with an auction reset feature ("adjustable rate securities") whose underlying assets were in student loans and which had a AAA credit rating. As of February 15, 2008, this balance had reduced to $75.7 million following the sale of $20.5 million of these securities at full value. Subsequent to those sales, auctions failed for $11.8 million of our adjustable rate securities and there is no assurance that auctions on the remaining adjustable rate securities in our investment portfolio will continue to succeed. An auction failure means that the parties wishing to sell their securities could not. As a result, our ability to liquidate and fully recover the carrying value of our remaining adjustable rate securities in the near term may be limited or not exist. These developments may result in the classification of some or all of these securities as long-term investments in our consolidated financial statements for the first quarter of 2008. In addition, while all of our adjustable rate securities are currently rated AAA, if the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments.

We believe we will be able to liquidate our adjustable rate securities without significant loss, and we currently believe these securities are not impaired, primarily due to government guarantees of the underlying securities; however, it could take until the final maturity of the underlying notes (up to 30 years) to realize our investments' recorded value. We currently have the ability and intent to hold the remaining $75.7 million of adjustable rate securities, until market stability is restored with respect to these securities. We believe that, even allowing for the reclassification of these securities to long-term and the possible requirement to hold all such securities for an indefinite period of time, our remaining cash and cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs and to execute our current business plan.

At some point in the future, we may require additional capital from equity or debt financings to fund our operations, respond to competitive pressures or strategic opportunities or otherwise. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer dilution in their percentage ownership of us, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

Contractual Obligations

The following is a summary of our contractual obligations as of December 29, 2007:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(in thousands)		
Purchase obligations [1]	$33,652	$33,652	$ —	$ —	$ —
Operating leases	13,653	3,566	6,723	3,364	—
Total contractual obligations	$47,305	$37,218	$6,723	$3,364	$ —

(1) We have service agreements with our major production suppliers under which we are committed to purchase certain parts.

As a result of our adoption of FIN 48 at the beginning of 2007, the above amounts do not reflect FIN 48 tax liabilities of $0.1 million because the timing of settlement, if any, of these future payments is uncertain.

We had $2.7 million of standby letters of credit outstanding as of December 29, 2007. These consisted of $0.8 million related to property leases, $1.2 million related to a value added tax license for Europe, $0.3 million related to customs clearing and $0.4 million related to a customer proposal guarantee.

Off-Balance Sheet Arrangements

As of December 29, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

See Note 17 of Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

A substantial majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do incur certain insignificant operating costs in other currencies. In addition, certain of our sales contracts are priced in Euros and, therefore, a portion of our revenue is subject to foreign currency risks. Our operating expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the India Rupee, British pound and

Euro. The effect of an immediate 10% adverse change in exchange rates on foreign denominated transactions as of December 29, 2007 and December 31, 2006 would result in a loss of approximately $2.0 million and $2.3 million, respectively. To date, we have not entered into any hedging contracts although we may do so in the future. Fluctuations in currency exchange rates could harm our business in the future.

Interest Rate Sensitivity

We had cash, cash equivalents, short and long-term investments and short and long-term restricted cash totaling $305.8 million and $29.6 million at December 29, 2007 and December 31, 2006, respectively. These amounts were invested primarily in certificates of deposit, money market funds, commercial paper, corporate bonds, U.S. agency notes and adjustable rate notes. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in 2007 and 2006, our interest income would have declined approximately $0.7 million and $46,000, respectively, assuming consistent investment levels.

At December 29, 2007 and December 31, 2006, we had $0 and $28.4 million of debt outstanding, respectively.

Adjustable Rate Securities

As of December 29, 2007, we held $96.2 million of municipal notes investments, classified as short-term investments, with an auction reset feature ("adjustable rate securities") whose underlying assets were in student loans and which had a AAA credit rating. As of February 15, 2008, this balance had reduced to $75.7 million following the sale of $20.5 million of these securities at full value. Subsequent to those sales, auctions failed for $11.8 million of our adjustable rate securities and there is no assurance that auctions on the remaining adjustable rate securities in our investment portfolio will continue to succeed. An auction failure means that the parties wishing to sell their securities could not. As a result, our ability to liquidate and fully recover the carrying value of our remaining adjustable rate securities in the near term may be limited or not exist. These developments may result in the classification of some or all of these securities as long-term investments in our consolidated financial statements for the first quarter of 2008. In addition, while all of our adjustable rate securities are currently rated AAA, if the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments.

We believe we will be able to liquidate our adjustable rate securities without significant loss, and we currently believe these securities are not impaired, primarily due to government guarantees of the underlying securities; however, it could take until the final maturity of the underlying notes (up to 30 years) to realize our investments' recorded value. We currently have the ability and intent to hold the remaining $75.7 million of adjustable rate securities, until market stability is restored with respect to these securities. We believe that, even allowing for the reclassification of these securities to long-term and the possible requirement to hold all such securities for an indefinite period of time, our remaining cash and cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs and to execute our current business plan.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FORM 10-K

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders, Infinera Corporation

We have audited the accompanying consolidated balance sheets of Infinera Corporation as of December 29, 2007 and December 31, 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 29, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinera Corporation at December 29, 2007 and December 31, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1, 2 and 12 to the consolidated financial statements, Infinera Corporation changed its method of accounting for freestanding warrants as of July 1, 2005, its method of accounting for stock-based compensation as of January 1, 2006, and its method of accounting for uncertain tax positions as of January 1, 2007.

/s/ ERNST & YOUNG LLP

San Jose, California
February 8, 2008

INFINERA CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except par values)

	December 29, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 91,209	$ 28,884
Short-term investments	181,168	688
Short-term restricted cash	743	—
Accounts receivable	39,216	41,635
Other receivables	1,127	513
Inventory	58,579	58,269
Deferred inventory costs	78,362	62,936
Prepaid expenses and other current assets	3,941	3,115
Total current assets	454,345	196,040
Property, plant and equipment, net	36,973	26,665
Intangible assets	1,541	1,806
Deferred inventory costs, non-current	3,260	4,317
Long-term investments	30,116	—
Long-term restricted cash	2,594	—
Other non-current assets	359	1,638
Total assets	$529,188	$230,466
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 17,504	$ 41,767
Accrued expenses	9,497	16,574
Accrued compensation and related benefits	17,749	7,628
Accrued warranty	4,974	1,339
Deferred revenue	167,031	101,080
Preferred stock warrant liability	—	5,409
Current portion of debt	—	20,025
Total current liabilities	216,755	193,822
Long-term portion of debt	—	8,357
Accrued warranty, non-current	5,018	1,378
Deferred revenue, non-current	7,406	9,873
Long-term exercised unvested options	825	996
Other long-term liabilities	4,610	1,811
Commitments and contingencies (Note 7)		

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED BALANCE SHEETS—(Continued)
(In thousands, except par values)

	December 29, 2007	December 31, 2006
Convertible preferred stock (total aggregate liquidation preference of $325,227 as of December 31, 2006), $0.001 par value; Authorized shares—none as of December 29, 2007 and 62,000 shares as of December 31, 2006; issued and outstanding shares—none as of December 29, 2007 and 58,806 shares as of December 31, 2006	—	320,550
Stockholders' equity (deficit):		
Preferred stock, $0.001 par value		
Authorized shares—25,000 and no shares issued and outstanding	—	—
Common stock, $0.001 par value		
Authorized shares—500,000 in 2007 and 79,500 in 2006		
Issued and outstanding shares—91,580 in 2007 and 9,054 in 2006	92	9
Additional paid-in capital	663,870	7,911
Accumulated other comprehensive income (loss)	78	(153)
Accumulated deficit	(369,466)	(314,088)
Total stockholders' equity (deficit)	294,574	(306,321)
Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$ 529,188	$ 230,466

FORM 10-K

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 29, 2007	Years Ended December 31, 2006	2005
Revenue:			
Ratable product and related support and services	$237,745	$ 52,978	$ 4,127
Product	8,107	5,258	—
Total revenue	245,852	58,236	4,127
Cost of revenue:			
Cost of ratable product and related support and services	152,859	48,072	17,759
Lower of cost or market adjustment	12,313	21,693	9,696
Cost of product	4,091	1,660	—
Total cost of revenue	169,263	71,425	27,455
Gross profit (loss)	76,589	(13,189)	(23,328)
Operating expenses:			
Sales and marketing	32,721	20,682	11,053
Research and development	60,851	38,967	24,986
General and administrative	25,965	12,650	4,328
Amortization of intangible assets	148	56	—
Total operating expenses	119,685	72,355	40,367
Loss from operations	(43,096)	(85,544)	(63,695)
Other income (expense), net			
Interest income	6,522	2,100	686
Interest expense	(2,251)	(4,852)	(2,768)
Other gain (loss), net	(16,249)	(1,567)	(174)
Total other income (expense), net	(11,978)	(4,319)	(2,256)
Loss before provision of income taxes and cumulative effect of change in accounting principle	(55,074)	(89,863)	(65,951)
Provision for income taxes	268	72	12
Loss before cumulative effect of change in accounting principle	(55,342)	(89,935)	(65,963)
Cumulative effect of change in accounting principle	—	—	(1,137)
Net loss	$ (55,342)	$(89,935)	$(64,826)
Net loss per common share, basic and diluted	$ (1.09)	$ (14.90)	$ (14.08)
Weighted average number of shares used in computing basic and diluted net loss per common share	50,732	6,036	4,605

FORM 10-K

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2005, 2006 and 2007
(In thousands, except per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount					
Balance at December 31, 2004	35,648	$207,315	4,834	$ 5	$2,974	$ (45)	$(78)	$(159,327)	$(156,471)
Issuance of common stock	—	—	1,162	1	994	—	—	—	995
Issuance of Series F preferred stock at $3.78 per share, net of issuance costs of $53	2,723	10,247	—	—	—	—	—	—	—
Issuance of Series G preferred stock at $5.40 per share, net of issuance costs of $2,451 and receivable of $50	6,304	31,717	—	—	—	—	—	—	—
Issuance of restricted stock at $1.84 per share in exchange for services	—	—	8	—	14	—	—	—	14
Repurchase of common stock at $1.84 per share	—	—	(4)	—	(7)	—	—	—	(7)
Reclassification of options exercised but not vested	—	—	—	—	(520)	—	—	—	(520)
Reclassification of warrants to liabilities	—	(2,132)	—	—	(29)	—	—	—	(29)
Stock options issued to non-employees	—	—	—	—	7	—	—	—	7
Amortization of compensation charge related to change in employment status	—	—	—	—	—	45	—	—	45
Compensation charge related to non-recourse notes	—	—	—	—	90	—	—	—	90
Comprehensive loss:									
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	71	—	71
Foreign currency translation adjustment	—	—	—	—	—	—	(79)	—	(79)
Net loss	—	—	—	—	—	—	—	(64,826)	(64,826)
Total comprehensive loss									(64,834)
Balance at December 31, 2005	44,675	$247,147	6,000	$ 6	$3,523	$—	$(86)	$(224,153)	$(220,710)

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2005, 2006 and 2007—(Continued)
(In thousands, except per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
Balance at December 31, 2005 (brought forward)	44,675	$247,147	6,000	$ 6	$ 3,523	$ (86)	$(224,153)	$(220,710)
Stock options exercised	—	—	3,066	3	4,374	—	—	4,377
Stock options repurchased	—	—	(12)	—	(7)	—	—	(7)
Issuance of Series G preferred stock at $5.40 and $7.36 per share, net of issuance costs of $3,089	14,131	73,403	—	—	—	—	—	—
Proceeds from non-recourse notes	—	—	—	—	261	—	—	261
Stock options issued to non-employees	—	—	—	—	22	—	—	22
Reclassification of options exercised but not vested	—	—	—	—	(1,335)	—	—	(1,335)
Stock-based compensation charge related to employees	—	—	—	—	876	—	—	876
Compensation charge related to non-recourse notes	—	—	—	—	197	—	—	197
Comprehensive loss:								
Unrealized loss on available-for-sale investments	—	—	—	—	—	(2)	—	(2)
Foreign currency translation adjustment	—	—	—	—	—	(65)	—	(65)
Net loss	—	—	—	—	—	—	(89,935)	(89,935)
Total comprehensive loss								(90,002)
Balance at December 31, 2006	58,806	$320,550	9,054	$ 9	$ 7,911	$(153)	$(314,088)	$(306,321)

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2005, 2006 and 2007—(Continued)
(In thousands, except per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
Balance at December 31, 2006 (brought forward)	58,806	$ 320,550	9,054	$ 9	$ 7,911	$(153)	$(314,088)	$(306,321)
Convertible preferred stock converted to common at IPO	(58,806)	(320,550)	59,428	59	320,491	—	—	320,550
Proceeds from IPO, net of issuance costs	—	—	16,100	16	190,062	—	—	190,078
Proceeds from follow-on offering, net of issuance costs	—	—	5,000	5	104,011	—	—	104,016
Stock options exercised	—	—	1,602	2	3,533	—	—	3,535
Stock options repurchased	—	—	(29)	—	(59)	—	—	(59)
Stock options issued to non-employees	—	—	—	—	288	—	—	288
Reclassification of options exercised but not vested	—	—	—	—	(151)	—	—	(151)
Reclassification of warrant liability upon IPO	—	—	—	—	25,170	—	—	25,170
Warrants exercised	—	—	425	1	44	—	—	45
Stock-based compensation	—	—	—	—	10,184	—	—	10,184
Stock-based compensation expense related to non-recourse notes	—	—	—	—	2,386	—	—	2,386
FIN 48 adoption	—	—	—	—	—	—	(36)	(36)
Comprehensive loss:								
Unrealized gain on available-for-sale investments	—	—	—	—	—	23	—	23
Foreign currency translation adjustment	—	—	—	—	—	208	—	208
Net loss	—	—	—	—	—	—	(55,342)	(55,342)
Total comprehensive loss								(55,111)
Balance at December 29, 2007	—	$ —	91,580	$92	$663,870	$ 78	$(369,466)	$(294,574)

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 29, 2007	Years Ended December 31, 2006	2005
Cash Flows from Operating Activities:			
Net loss	$ (55,342)	$(89,935)	$(64,826)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,824	7,458	6,374
Issuance of warrants	—	189	—
In-process research and development	—	4,474	—
Asset impairment charges	393	—	—
Amortization of debt discount	282	218	219
Accretion of investment discount	(572)	—	—
Stock-based compensation expense	9,656	992	142
Revaluation of warrant liabilities	19,761	2,376	(883)
Gain on disposal of fixed assets	(52)	—	—
Gain on sale of assets held for sale	(2,724)	—	—
Other gain	(73)	—	—
Changes in assets and liabilities:			
Accounts receivable	2,595	(38,377)	(312)
Other receivables	(541)	(361)	(151)
Inventory	2,515	(33,513)	(16,466)
Prepaid expenses and other current assets	(770)	(2,325)	93
Deferred inventory costs	(14,696)	(50,566)	(16,686)
Other non-current assets	706	(555)	92
Accounts payable	(24,220)	27,249	7,793
Accrued liabilities and other expenses	5,557	16,123	3,711
Deferred revenue	63,484	87,753	22,759
Accrued warranty	7,275	1,025	1,692
Net cash provided by (used in) operating activities	23,058	(67,775)	(56,449)
Cash Flows from Investing Activities:			
Purchases of available-for-sale investments and restricted cash	(299,159)	(6,501)	(2,715)
Proceeds from sales of investments	57,200	—	33,750
Proceeds from maturities of investments	28,620	6,912	2,922
Proceeds from disposition of acquired assets	—	1,450	200
Proceeds from disposal of fixed assets	146	—	—
Proceeds from sales of assets held for sale	3,140	—	—
Purchase of property and equipment	(20,215)	(15,255)	(4,006)
Acquisition of certain assets, net	—	(4,675)	(700)
Net cash provided by (used in) investing activities	(230,268)	(18,069)	29,451

The accompanying notes are an integral part of these consolidated financial statements.

FORM 10-K

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands)

	Year Ended December 29, 2007	Years Ended December 31, 2006	Years Ended December 31, 2005
Cash Flows from Financing Activities:			
Principal payments on loan obligations	(35,401)	(21,520)	(12,629)
Cash payments for debt issuance costs	—	(14)	(185)
Proceeds from loans	7,119	21,628	27,244
Proceeds from initial public offering, net of issuance costs	190,078	—	—
Proceeds from follow-on offering, net of issuance costs	104,016	—	—
Proceeds from issuance of common stock	3,535	4,377	1,009
Proceeds from issuance of preferred stock, net of issuance costs	—	74,055	42,627
Proceeds from exercise of warrants	45	—	—
Proceeds from repayment of non-recourse notes	145	261	—
Repurchase of common stock	(59)	(7)	(7)
Net cash provided by financing activities	269,478	78,780	58,059
Effect of exchange rate changes	57	(65)	(79)
Net change in cash and cash equivalents	62,325	(7,129)	30,982
Cash and cash equivalents at beginning of period	28,884	36,013	5,031
Cash and cash equivalents at end of period	$ 91,209	$ 28,884	$ 36,013
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 2,497	$ 3,585	$ 1,629
Cash paid for income taxes	$ 121	$ 28	$ 5
Supplemental schedules of non-cash investing and financing activities			
Issuance of warrants in connection with debt arrangements	$ —	$ —	$ 179
Debt assumed in connection with acquisition of certain assets of Big Bear Networks, Inc.	$ —	$ —	$ 2,000
Debt assumed in connection with acquisition of certain assets of Little Optics, Inc.	$ —	$ 4,500	$ —
Issuance of Series G convertible preferred stock warrants	$ —	$ 902	$ 660

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Organization

Infinera Corporation (the Company) was founded in December 2000 and has developed a digital optical communications system called the Infinera DTN System (DTN System). The Company began commercial shipment of its DTN System in November 2004.

Initial Public Offering

In June 2007, the Company completed its initial public offering (IPO) of common stock in which it sold and issued 16.1 million shares of its common stock, including 2.1 million shares sold pursuant to the underwriters' full exercise of their over-allotment option, at an issue price of $13.00 per share. The Company raised a total of $209.3 million in gross proceeds from its IPO, or $190.1 million in net proceeds after deducting underwriting discounts and commissions of $14.7 million and other offering costs of $4.5 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into 59.4 million shares of common stock.

Follow-on Offering

In November 2007, the Company completed its follow-on offering of common stock in which it sold and issued 5.0 million shares of its common stock, at an issue price of $22.00 per share. The Company raised a total of $110.0 million in gross proceeds, or approximately $104.0 million in net proceeds after deducting underwriting discounts of $5.2 million and other offering costs of approximately $0.8 million. Additionally, 5.0 million shares were sold by existing stockholders of the Company at a price of $22.00 per share. The Company did not receive any of the proceeds from the sale of the shares sold by the selling stockholders.

Significant Accounting Policies

Basis of Financial Statements

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Fiscal Calendar

Commencing in 2007, the Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the last Saturday of December in each year. Accordingly, fiscal year 2007 was a 52-week year that ended on December 29, 2007. In previous years, the Company operated and reported financial results on a calendar year basis.

Use of Estimates

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (GAAP). These accounting principles require the Company to make certain estimates, assumptions and judgments that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates, assumptions and judgments made by management include the determination of the fair value of stock awards and warrants issued prior to its IPO, revenue recognition, warranty reserve, cash, cash equivalents and short and long-term investments, inventory valuation and accounting for income taxes. Management believes that the estimates and judgments upon which they rely are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected.

Revenue Recognition

The Company's networking products are generally integrated with software that is more than incidental to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, "*Software Revenue Recognition,*" as amended by SOP 98-9, "*Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.*" The Company recognizes product revenue when all of the following have occurred: (1) it has entered into a legally binding arrangement with a customer; (2) delivery has occurred, which is when product title and risk of loss have transferred to the customer; (3) customer payment is deemed fixed or determinable; and (4) collectibility is reasonably assured. Revenue is recognized net of cash discounts.

Substantially all of the Company's product sales have been sold in combination with training and product support services, which consist of software warranty, updates and product support.

Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Product support services consist of software warranty, updates and upgrades including general product support. Training services include the right to a specified number of training classes over the term of the arrangement. Installation and deployment services may include customer site assessment, equipment installation and testing.

Vendor specific objective evidence (VSOE) of fair value for training, installation and deployment services, and product support services is determined by reference to the price the customer will be required to pay when training and product support services are sold separately. As of December 29, 2007, the Company has not established VSOE of fair value for training, installation and deployment services, and product support services. Assuming all other revenue recognition criteria have been met and the only undelivered element is training, installation and deployment services, or product support services, revenue is deferred and recognized ratably over the longest undelivered service period. The undelivered service periods range from one to five years. Revenue related to these arrangements is included in ratable product and related support and services revenue in the accompanying consolidated statements of operations.

Occasionally, the Company sells its networking products to customers who do not purchase training, or installation and deployment services, or product support services as part of the arrangement. Revenue related to these arrangements is generally recognized as product revenue when delivery of the product has occurred, assuming all other revenue recognition criteria have been met. Once product delivery has taken place, there are no remaining undelivered elements in these arrangements.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery and transfer of title. Revenue is recognized only when title and risk of loss pass to customers. In instances where acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. Payment terms to customers generally range from net 30 to 120 days from product acceptance. In the event payment terms are provided that differ from the Company's standard business practices, the fees are deemed to not be fixed or determinable and, therefore, revenue is deferred until the fees become fixed or determinable which the Company believes is when they are legally due and payable. The Company assesses the ability to collect from its customers based primarily on the creditworthiness of the customer and past payment history of the customer.

Revenue for products that do not require significant customization, and with respect to which any software is considered incidental, is recognized under Staff Accounting Bulletin No. 104, "*Revenue Recognition*" (SAB 104). Under SAB 104, revenue is recognized only when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. Revenue related to these arrangements is included in product revenue in the accompanying consolidated statements of operations.

Shipping charges billed to customers are included in product revenue and in ratable product and related support and services revenue.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees,*" (APB No. 25) and Financial Accounting Standards Board (FASB) Interpretation No. 44, "*Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25.*" The intrinsic value represents the difference between the per share market price of the stock on the date of grant and the per share exercise price of the related stock option. The Company grants stock options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Under APB Opinion No. 25, no compensation expense is recorded for employee stock options granted at an exercise price equal to the market price of the underlying stock on the date of grant. The Company recognizes compensation expense for any stock options granted with an exercise price that is less than the fair value of the underlying stock on the date of grant on a straight-line basis over the vesting period.

On January 1, 2006, the Company adopted the provisions of the Statement of Accounting Standards (SFAS) No. 123(R) "*Share-Based Payments*" (SFAS 123(R)). Under SFAS 123(R), stock-based compensation costs for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee's requisite service period, which is generally over the vesting period, on a straight-line basis. The Company adopted the provisions of SFAS 123(R) using the prospective transition method. Under this transition method, non-vested option awards outstanding at January 1, 2006 continue to be accounted for under the minimum value method under SFAS No. 123, "*Accounting for Stock-Based Compensation.*" All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123(R).

Under SFAS 123(R), the Company estimated the fair value of the stock options granted and rights to acquire stock using the Black-Scholes option pricing formula and a single option award approach.

FORM 10-K

For new-hire grants, options typically vest with respect to 25% of the shares one year after the option's vesting commencement date and the remainder ratably on a monthly basis over three years, commencing one year after the vesting commencement date. For annual refresh grants, options typically vest ratably on a monthly basis over five years after the vesting commencement date. The Company makes a number of estimates and assumptions related to SFAS 123(R) including forfeiture rate, expected life and volatility. The Company utilized its historical data as an estimate of the expected forfeiture rate and it recognized compensation costs only for those equity awards expected to vest. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company's estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Actual results may differ substantially from these estimates.

The expected term of options granted represents the period of time that options granted are expected to be outstanding, which incorporates the contractual terms, grant vesting schedules and terms and expected employee and director behaviors. Commencing in June 2007, the Company elected to use the simplified method to estimate the expected term as permitted by SEC Staff Accounting Bulletin 107 (SAB 107) due to increased liquidity of the underlying options in the post IPO era as compared to the Company's historical grants. Expected volatility of the stock is based on the Company's peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data for its own common stock. In the future, as the Company gains historical data for volatility in its own stock and more data on the actual term employees hold their options, the expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense the Company records.

During 2007, the Company granted options to employees and directors to purchase an aggregate of 5.1 million shares of common stock at weighted average exercise price of $11.88 per share. These options have exercise prices equal to the deemed market value of the Company's common stock on the dates these options were granted. At December 29, 2007, the total compensation cost related to stock-based options granted under SFAS 123(R) to employees and directors but not yet amortized was $38.9 million, net of estimated forfeitures of $3.4 million. These costs will be amortized on a straight-line basis over a weighted average period of approximately 1.2 years. Amortization of stock-based compensation in 2007 was approximately $7.2 million, net of estimated forfeitures. Total fair value of stock options to employees that vested during 2007 was approximately $5.6 million based on the grant date fair value.

During 2006, the Company granted options to employees to purchase a total of 4.7 million shares of common stock at exercise prices ranging from $1.32 to $2.00 per share at a weighted average price of $1.96. These options have exercise prices equal to the deemed market value of the Company's common stock on the dates these options were granted. Total fair value of stock options to employees that vested during 2006 was approximately $0.5 million based on the grant date fair value.

The weighted average estimated values of employee stock option grants and rights granted under the 2000 Stock Plan and the 2007 Equity Incentive Plan, as well as the weighted average assumptions used in calculating these values during 2007, 2006 and 2005, were based on estimates as follows:

	Years Ended		
Employee and Director Stock Options	**December 29, 2007**	**December 31, 2006**	**December 31, 2005 (1)**
Volatility	62% - 84%	72% - 83%	0%
Risk-free interest rate	4.2% - 4.9%	4.57% - 5.08%	4.05%
Expected life	4.3 - 6.3 years	4.2 - 5.4 years	4 years
Estimated fair value	\$2.12 - \$17.04	\$0.81 - \$1.35	\$0.15

(1) The estimated values and assumptions that the Company used in calculating fair value prior to the adoption of SFAS 123(R).

Concurrent with the IPO in June 2007, the Company established the 2007 Employee Stock Purchase Plan (ESPP). This plan provides for consecutive six-month offering periods, except for the first such offering period which commenced on June 7, 2007 and will end on the first trading day on or after February 15, 2008. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the ESPP. Compensation cost related to the ESPP under FAS123 (R) were approximately \$1.7 million for 2007 and the fair value of the ESPP shares were estimated at the date of grant using the following assumptions:

Employee Stock Purchase Plan	**Year Ended December 29, 2007**
Volatility	49%
Risk-free interest rate	4.97%
Expected life	0.7 years
Estimated fair value	\$4.17

The Company began issuing Restricted Stock Units (RSUs) in the second quarter of 2007 pursuant to the Company's 2007 Equity Incentive Plan. An RSU is a right to receive a share of the Company's common stock when the unit vests. During 2007, the Company granted RSUs to employees to purchase an aggregate of 0.6 million shares of common stock at no cost, vesting annually over four or five years. The Company accounted for the fair value of the RSUs using the closing market price of the Company's common stock on the date of grant. As of December 29, 2007, total compensation cost related to restricted stock based awards to employees but not yet amortized was approximately \$9.9 million, net of estimated forfeitures of \$1.5 million. Amortization of RSU stock-based compensation in 2007 was approximately \$1.2 million.

The Company had previously issued non-recourse notes to non-executive officers to finance the purchase of a total of 0.3 million shares of common stock of the Company. Because these employee notes were deemed to be non-recourse, the equity awards are subject to variable accounting. Accordingly, stock compensation expense of \$2.2 million calculated based on the change in intrinsic value, was recorded for the year ended December 29, 2007. All previously issued non-recourse notes where repaid in 2007.

The Company accounts for stock options granted to non-employees in accordance with Emerging Issues Task Force (EITF) No. 96-18, "*Accounting for Equity Instruments That Are Issued to Other Than*

Employees for Acquiring, or in Conjunction With Selling, Goods or Services" (EITF No. 96-18) and related interpretations. The Company grants stock options to certain consultants and non-employee advisory board members for a fixed number of shares with an exercise price equal to the fair value of the Company's common stock at the date of grant. Under EITF No. 96-18, compensation expense on non-employee stock options is subject to variable accounting and is calculated using the Black Scholes option-pricing model and is recorded using the straight-line method over the vesting period, which approximates the service period. Total compensation expenses related to options granted to consultants were immaterial for 2007, 2006 and 2005, respectively.

The following table summarizes the effects of stock-based compensation related to employee awards, employee non-recourse notes and non-employees on the Company's consolidated balance sheets and statements of operations for 2007, 2006 and 2005:

	Year Ended December 29,	Years Ended December 31,	
	2007	2006	2005 [1]
(In thousands)			
Stock-based compensation effects in inventory			
Beginning balance	$ 82	$—	$—
Stock-based compensation expense added to inventory	3,384	112	—
Stock-based compensation expenses recognized as cost of revenue	(38)	(2)	—
Stock-based compensation expense released from inventory to deferred inventory costs	(1,213)	(28)	—
Closing balance	$ 2,215	$ 82	$—
Stock-based compensation effects in deferred inventory cost			
Beginning balance	$ 23	$—	$—
Stock-based compensation expense added from inventory	1,213	28	—
Stock-based compensation expense recognized as cost of revenue	(289)	(5)	—
Closing balance	$ 947	$ 23	$—
Stock-based compensation effects in loss before income taxes			
Cost of revenue	$ 410	$ 41	$—
Research and development	3,751	411	36
Sales and marketing	1,854	198	99
General and administration	3,314	335	7
	9,329	985	142
Cost of revenue—amortization from balance sheet*	327	7	—
Total stock-based compensation expense	$ 9,656	$992	$142

(1) The estimated values and assumptions that the Company used in calculating fair value prior to the adoption of SFAS 123(R).

* Represents stock-based compensation expense deferred to inventory and deferred inventory costs in prior periods and recognized in the current period.

FORM 10-K

Inventory Valuation

Inventories consist of raw materials, work-in-process and finished goods and are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market. Market value is based upon an estimated selling price reduced by the estimated cost of disposal. The determination of market value involves numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand and pricing for its products and technological obsolescence of the Company's products.

Inventory that is obsolete or in excess of the Company's forecasted demand or is anticipated to be sold at a loss is written down to its estimated net realizable value based on historical usage and expected demand.

The Company recorded total inventory write-downs for lower of cost or market (LCM) adjustments in 2007, 2006 and 2005 of $12.3 million, $21.7 million and $9.7 million, respectively. These adjustments related to the Company's inventory and firm purchase commitments with suppliers and included the impact of expected losses on common equipment. In addition, the Company recorded inventory write-downs for excess and obsolete inventory in 2007, 2006 and 2005 of $5.0 million, $1.7 million and $(0.7) million, respectively. These write-downs for excess and obsolete inventory were reflected as cost of ratable product and related support and services and cost of product.

In valuing its deferred inventory costs, the Company considered the valuation of inventory using the guidance of Accounting Research Bulletin 43 "*Restatement and Revision of Accounting Research Bulletins*" (ARB 43). In particular, the Company considered ARB 43, Chapter 4, Statement 5 and whether the utility of the products delivered or expected to be delivered at less than cost, primarily comprised of common equipment, had declined. The Company concluded that, in the instances where the utility of the products delivered or expected to be delivered were less than cost, it was appropriate to value the deferred inventory costs and inventory costs at cost or market, whichever is lower, thereby recognizing the cost of the reduction in utility in the period in which the reduction occurred or can be reasonably estimated. The Company has, therefore, recorded inventory write-downs as necessary in each period in order to reflect common equipment inventory at the lower of cost or market. In addition, the Company considered the guidance provided in ARB 43, Chapter 4, Statement 10 relating to losses on firm purchase commitments related to inventory items. Given that the expected selling price of common equipment in the future remains below cost, the Company has also recorded losses on these firm purchase commitments in the period in which the commitment is made. When the inventory parts related to these firm purchase commitments are received, that inventory is recorded at the purchase price less the accrual for the loss on the purchase commitment.

If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowances for Doubtful Accounts

Management makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. At December 29, 2007 and December 31, 2006, management has not reserved any of the Company's accounts receivable as they were deemed fully collectible.

Allowances for Sales Returns

Customer product returns are approved on a case by case basis. Specific reserve provisions are made based upon a specific review of all the approved product returns, where the customer has yet to return the products to generate the related sales return credit at the end of a period. Estimated sales returns are provided for as a reduction to deferred revenue and were not material for any period presented on the Company's consolidated financial statements as the majority of the Company's revenue is recognized on a ratable basis. At December 29, 2007 and December 31, 2006, management has reserved $0.3 million and $0.1 million, respectively.

Warranty Reserve

The Company warrants that its products will operate substantially in conformity with product specifications. Upon delivery of the Company's products, the Company provides for the estimated cost to repair or replace products or the related components that may be returned under warranty. In general, the Company's hardware warranty periods range from 2 to 5 years from date of acceptance for hardware and 90 days to 60 months for software warranty. The hardware warranty reserve is based on actual historical returns experience and the impact of the returns rate on future estimated returns. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Cash, Cash Equivalents and Short and Long-term Investments

The Company considers all liquid instruments with an original maturity at the date of purchase of 90 days or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company considers all debt instruments with remaining time to maturity of one year or less to be short-term investments. At December 29, 2007 and December 31, 2006, cash equivalents, short and long-term investments consisted primarily of money market funds, commercial paper, corporate bonds, U.S. agency notes and adjustable rate notes. The Company's cash equivalents, short and long-term investments are classified as available-for-sale in accordance with the provisions of SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities.*"

All cash, cash equivalents and short and long-term investments are stated at fair market value based on quoted market prices with unrealized gains and losses reported in accumulated comprehensive loss as a separate component of stockholders' equity (deficit). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Gains are recognized when realized in the Company's consolidated statements of operations. Losses are recognized as realized or when the Company has determined that an other-than-temporary decline in fair value has occurred. Gains and losses are determined using the specific identification method.

In accordance with SFAS No. 115, it is the Company's policy to review its marketable debt securities classified as short or long-term investments on a regular basis to evaluate whether or not any security has experienced an other-than-temporary decline in fair value. The Company's policy includes, but is not limited to, reviewing the length of time and extent to which the market value has been less than amortized cost, the financial condition and near-term prospects of the issuer, and its intent and ability to retain its investment in the issuer for a sufficient period of time to allow for recovery in market value. If the Company believes that an other-than-temporary decline exists in one of its marketable debt securities, its policy is to write down these debt investments to the market value and record the related write-down as an investment loss on its consolidated statements of operations. No impairment charges were recorded for 2007, 2006 or 2005.

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value due to the short amount of time to maturity. Fair values of short and long-term investments are based on quoted market prices. All securities in the portfolio are based on quoted prices at year end. The fair values of the Company's obligations under lines of credit and term loans are based on current rates offered to the Company for similar debt instruments of the same remaining maturities. There were no lines of credit and term loans outstanding at December 29, 2007. The carrying value of the Company's lines of credit and term loans approximated fair value at December 31, 2006. The fair value of the convertible preferred stock warrant liabilities was estimated using a combination of both the Black-Scholes and Lattice option pricing models.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Depreciation expense was $9.3 million, $7.0 million and $6.2 million for 2007, 2006 and 2005, respectively. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. An assumption of lease renewal where a renewal option exists is used only when the renewal has been determined to be reasonably assured. Repair and maintenance costs are expensed as incurred. The estimated useful life for each asset category is as follows:

	Estimated Useful lives
Laboratory and manufacturing equipment	1.5 to 10 years
Furniture and fixtures	5 years
Computer hardware and software	1.5 to 3 years
Leasehold improvements	1 to 7 years

The Company regularly reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable or that the useful life is shorter than originally estimated. If impairment indicators are present and the projected future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the carrying value of the assets is depreciated over the newly determined remaining useful lives. Impairment losses have been immaterial through December 29, 2007.

Valuation of Intangibles

The Company tests for asset impairment of amortizing intangible assets using the guidance of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets,*" where recoverability of these assets is assessed only when events have occurred that may give rise to impairment. When events or circumstances indicate that a potential impairment may have occurred, future undiscounted net cash flows associated with the related asset or group of assets over their remaining lives are compared to the current carrying amounts of such assets. When projected cash flows are less than the carrying amounts of the intangibles, an impairment loss would be recognized by comparing the discounted present value of future cash flows to carrying amounts and writing down the excess of the carrying amounts to their respective fair values. No impairment losses have been recognized through December 29, 2007.

Deferred Inventory Costs

When the Company's products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria in SOP 97-2 or the costs are related to product sales bundled with training, software warranty or product support services where the revenue is deferred and recognized ratably, the Company also defers the related inventory costs for the delivered items in accordance with ARB 43.

Accounting for Income Taxes

As part of the process of preparing the Company's consolidated financial statements, the Company is required to estimate its taxes in each of the jurisdictions in which it operates. The Company estimates actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry-forwards are utilized. Accordingly, realization of the Company's deferred tax assets is dependent on future taxable income within the respective jurisdictions against which these deductions, losses and credits can be utilized within the applicable future periods.

The Company must assess the likelihood that some portion or all of its deferred tax assets will be recovered from future taxable income within the respective jurisdictions, and to the extent the Company believes that recovery does not meet the "more-likely-than-not" standard, it must establish a valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. At December 29, 2007 and December 31, 2006, the Company's deferred tax assets were fully reserved with a valuation allowance because, based on the available evidence, the Company believed at that time it was more likely than not that it would not be able to utilize those deferred tax assets in the future. The Company intends to maintain the full valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances. The Company makes estimates and judgments about its future taxable income, by jurisdiction, based on assumptions that are consistent with its plans and estimates. Should the actual amounts differ from the Company's estimates, the amount of its valuation allowance could be materially impacted.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, long-term investments and trade receivables.

Investment policies have been implemented that limit investments to investment grade securities. Credit risk with respect to trade receivables is mitigated by credit evaluations the Company performs on its customers and by the financial strength of the Company's customer base. Collateral is generally not required for trade receivables. Level 3 Communications (Level 3) and Broadwing, which Level 3 acquired in January 2007, together accounted for approximately 47%, 75% and 28% of the Company's revenue in 2007, 2006 and 2005, respectively. In 2007, the Company had one other customer that represented over 10% of the Company's revenue. In 2006, the Company had no other customer that represented over 10% of the Company's revenue. In 2005, the Company had four other customers that each represented over 10% of the Company's revenue. At December 29, 2007, the Company had amounts due from one other customer that represented over 10% of the Company's accounts receivables balance.

The Company depends on a single or limited number of suppliers for components and raw materials. The Company generally purchases these single or limited source components and materials through standard purchase orders and has no long-term guarantee supply agreements with its suppliers. While the Company seeks to maintain sufficient reserve stock of such products, the Company's business and results of operations could be adversely affected by a stoppage or delay in receiving such components and materials, the receipt of defective parts, an increase in price of such components and materials or the Company's inability to obtain reduced pricing from its suppliers in response to competitive pressures.

Foreign Currency Translation and Transactions

The Company considers the functional currencies of its foreign subsidiaries to be the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date, and costs and expenses are translated at average exchange rates in effect during the year. Equity transactions are translated using historical exchange rates. The effects of foreign currency translation adjustments are recorded as a separate component of stockholders' equity (deficit) in the accompanying consolidated balance sheet. Foreign denominated monetary accounts have been remeasured to the U.S. dollar. Aggregate foreign currency transaction gains (losses) recorded were not material in 2007, 2006 and 2005.

Accumulated Comprehensive Income (Loss)

Accumulated comprehensive income (loss) consists of other comprehensive income (loss) and net loss. Other comprehensive income (loss) includes certain changes in equity that are excluded from net loss. Specifically, cumulative foreign currency translation adjustments and unrealized holding gains (losses) on available-for-sale investments are included in accumulated other comprehensive loss in the consolidated balance sheets.

The components of other accumulated comprehensive income (loss) are as follows (in thousands):

	December 29, 2007	December 31, 2006
Accumulated net unrealized gain (loss) on foreign currency translation adjustment	$55	$(153)
Net unrealized holding gain (loss) on available-for-sale investments	23	—
Other accumulated comprehensive income (loss)	$78	$(153)

FORM 10-K

Advertising

All advertising costs are expensed as incurred. Advertising expenses were approximately $0.4 million, $0.2 million and $56,000 in 2007, 2006 and 2005, respectively.

Research and Development

All costs to develop the Company's hardware products are expensed as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Generally, the Company's software products are released soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed as incurred.

Freestanding Convertible Preferred Stock Warrants

Upon the closing of the Company's IPO in June 2007, warrants to purchase shares of the Company's convertible preferred stock became warrants to purchase shares of the Company's common stock and, as a result, are no longer subject to Financial Accounting Standards Board Staff Position (FSP) No. 150-5, "*Issuers Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable*" (FSP 150-5). The then-current aggregate fair value of these warrants of $25.2 million was reclassified from current liabilities to additional paid-in capital, a component of stockholders' equity (deficit), and the Company has ceased to record any further periodic fair value adjustments.

In 2007 (through the completion of its IPO) and 2006, the Company recorded $19.8 million and $2.4 million, respectively, of expense reflected in other gain (loss), net to reflect the increase in fair value during the period.

2. Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued FSP 150-5. This Staff Position affirms that such warrants are subject to the requirements in FSP 150-1, regardless of the timing of the redemption feature or the redemption price. Therefore, under FSP 150-5, the freestanding warrants that were related to the Company's convertible preferred stock and common stock are liabilities that should be recorded at fair value. The Company previously accounted for freestanding warrants for the purchase of the Company's convertible preferred stock under EITF No. 96-18.

Effective July 1, 2005, the Company adopted FSP 150-5 and reclassified the fair value of the warrants from equity to liability and recorded a cumulative effect of $1.1 million. In addition, the Company recorded charges of $0.2 million to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In 2006, the Company recorded $2.4 million of charges in other loss, net to reflect the increase in fair value between January 1, 2006 and December 31, 2006.

			June 12, 2007									
			Change of Control Scenario					IPO Scenario				
Warrants	Exercise Price	Per Share Value	Probability	Expected Term (yrs)	Interest Rate	Volatility	Per Share	Probability	Remaining Contractual Term (yrs)	Interest Rate	Volatility	Per Share
Series A	$ 9.68	$14.78	0%	0.0	4.95%	55%	$14.38	100%	1.1	5.07%	60%	$14.78
Series B	12.45	12.78	0%	0.0	4.95%	55%	11.61	100%	1.8	5.06%	65%	12.78
Series E	2.40	21.72	0%	0.0	4.95%	55%	21.66	100%	4.6	5.12%	70%	21.72
Series F	3.78	20.37	0%	0.0	4.95%	55%	20.28	100%	5.0	5.09%	70%	20.37
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	3.4	5.09%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	3.6	5.09%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	3.7	5.09%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	3.9	5.12%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	4.1	5.12%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	4.2	5.12%	65%	18.81
Common Stock ...	8.96	15.87	0%	0.0	4.95%	60%	15.10	100%	6.1	5.18%	80%	15.87
Common Stock ...	8.96	15.85	0%	0.0	4.95%	60%	15.10	100%	7.1	5.21%	80%	15.85
Common Stock ...	8.96	15.99	0%	0.0	4.95%	60%	15.10	100%	8.1	5.21%	80%	15.99
Common Stock ...	8.96	16.04	0%	0.0	4.95%	60%	15.10	100%	8.9	5.23%	80%	16.04

			December 31, 2006									
			Change of Control Scenario					IPO Scenario				
Warrants	Exercise Price	Per Share Value	Probability	Expected Term (yrs)	Interest Rate	Volatility	Per Share Value	Probability	Remaining Contractual Term (yrs)	Interest Rate	Volatility	Per Share Value
Series A	$10.00	$ 3.28	40%	0.9	5.01%	60%	$ 2.85	60%	1.5	4.91%	65%	$ 3.60
Series B	13.96	3.72	40%	0.9	5.01%	60%	2.68	60%	2.2	4.81%	70%	4.43
Series E	2.40	5.36	40%	0.9	5.01%	60%	5.28	60%	5.0	4.70%	75%	5.44
Series F	3.80	4.72	40%	0.9	5.01%	60%	4.40	60%	5.5	4.70%	75%	4.91
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	3.9	4.71%	70%	4.20
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	4.0	4.71%	70%	4.19
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	4.4	4.71%	70%	4.22
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	4.5	4.71%	70%	4.21
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	4.6	4.71%	70%	4.23
Common Stock ...	8.96	0.92	40%	0.9	5.01%	65%	0.19	60%	6.5	4.70%	85%	1.44
Common Stock ...	8.96	0.88	40%	0.9	5.01%	65%	0.19	60%	7.5	4.70%	85%	1.36
Common Stock ...	8.96	1.00	40%	0.9	5.01%	65%	0.19	60%	8.5	4.71%	85%	1.53

			December 31, 2005									
			Change of Control Scenario					IPO Scenario				
Warrants	Exercise Price	Per Share Value	Probability	Expected Term (yrs)	Interest Rate	Volatility	Per Share Value	Probability	Remaining Contractual Term (yrs)	Interest Rate	Volatility	Per Share Value
Series A	$10.00	$ 0.56	100%	0.3	4.08%	60%	0.57	0%	0.3	4.08%	60%	$ 0.57
Series A	10.00	0.88	100%	0.5	4.14%	60%	0.89	0%	0.5	4.14%	60%	0.89
Series A	10.00	2.88	90%	1.9	4.40%	70%	2.82	10%	2.5	4.39%	75%	3.40
Series B	13.96	3.60	90%	1.9	4.40%	70%	3.47	10%	3.2	4.38%	80%	4.90
Series E	2.40	2.24	90%	1.9	4.40%	70%	2.20	10%	6.0	4.36%	85%	2.63
Series F	3.80	2.20	90%	1.9	4.40%	70%	2.11	10%	6.5	4.36%	85%	2.79
Series G	5.40	2.48	90%	1.9	4.40%	65%	2.39	10%	4.9	4.36%	80%	3.26
Series G	5.40	2.48	90%	1.9	4.40%	65%	2.39	10%	5.0	4.36%	80%	3.27
Common Stock ...	8.96	0.08	90%	1.9	4.40%	75%	0.05	10%	7.5	4.37%	95%	0.44
Common Stock ...	8.96	0.08	90%	1.9	4.40%	75%	0.05	10%	8.5	4.38%	95%	0.44

The Company estimated the fair value of these warrants using the Black-Scholes model for change of control scenario and the Lattice model for a successful initial public offering scenario. The Company then used a probability weighted average of per-share values under the different scenarios to determine the fair value of these warrants at the respective balance sheet dates.

Both models require the Company to make highly subjective assumptions, and a change in the Company's assumptions could materially affect the fair value estimates.

The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

	December 29, 2007	December 31, 2006	December 31, 2005
	(In thousands, except per share data)		
Net loss per common share, basic and diluted:			
Loss before cumulative effect of change in accounting principle	$ (1.09)	$(14.90)	$(14.33)
Cumulative effect of change in accounting principle	—	—	0.25
Net loss	$ (1.09)	$(14.90)	$(14.08)
Shares used in computing basic and diluted net loss per common share	50,732	6,036	4,605

The following table presents the pro forma effect of the adoption of FSP 150-5 on results of operations for 2005, if applied retroactively, assuming FSP 150-5 had been adopted in that year.

(In thousands, except per share data)	December 31, 2005
Net loss, as reported	$(64,826)
Add: Cumulative effect of change in accounting principle included in net loss	(1,137)
Change in fair value of warrants	(229)
Pro forma net loss	(66,192)
Pro forma loss per common share, basic and diluted	$ (14.37)
Shares used in computing basic and diluted net loss per common share	4,605

FORM 10-K

3. Balance Sheet Components

Available-for-Sale Investments

Available-for-sale investments were as follows for the fiscal years ended December 29, 2007 and December 31, 2006 (in thousands):

	December 29, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market	$ 35,857	$—	$—	$ 35,857
Commercial paper	74,352	12	(8)	74,356
Corporate bonds	49,796	47	(29)	49,814
U.S. agency notes	21,945	6	(5)	21,946
Adjustable rate notes	96,150	—	—	96,150
Total available-for-sale investments	$278,100	$ 65	$ (42)	$278,123

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market	$ 16	$ —	$ —	$ 16
Commercial paper	15,075	2	—	15,077
Corporate bonds	690	—	(2)	688
U.S. agency notes	—	—	—	—
Adjustable rate notes	—	—	—	—
Total available-for-sale investments	$15,781	$ 2	$ (2)	$15,781

A summary of the carrying values and balance sheet classification was as follows for the fiscal years ended December 29, 2007 and December 31, 2006 (in thousands):

	December 29, 2007	December 31, 2006
Available-for-sale investments	$278,123	$15,781
Cash in banks	24,370	13,791
Restricted cash	3,337	—
Total	$305,830	$29,572
Reported as:		
Cash and cash equivalents	$ 91,209	$28,884
Short-term investments	181,168	688
Short-term restricted cash	743	—
Long-term investments	30,116	—
Long-term restricted cash	2,594	—
	$305,830	$29,572

Commercial paper and corporate bond investments have a contractual maturity term of less than one year. Realized gains (losses) on short and long-term investments were not material for 2007, 2006 and 2005.

Restricted Cash

At December 29, 2007, the Company had short-term restricted cash of $0.7 million and long-term restricted cash of $2.6 million. The Company's restricted cash balances are comprised of certificates of deposit, of which the majority are not FDIC insured. These amounts primarily collateralize the Company's issuances of stand-by and commercial letters of credit. At December 31, 2006, the Company's restricted cash balance was zero.

FORM 10-K

Inventory

Inventory is comprised of the following (in thousands):

	December 29, 2007	December 31, 2006
Raw materials	$10,475	$ 6,700
Work in process	35,110	38,104
Finished goods	12,994	13,465
Total inventory	$58,579	$58,269

Included in finished goods inventory at December 29, 2007 and December 31, 2006 were $1.5 million and $6.8 million, respectively, of inventory at customer locations for which product acceptance had not occurred.

Property, Plant and Equipment, Net

Property, plant and equipment, net is comprised of the following (in thousands):

	December 29, 2007	December 31, 2006
Computer hardware	$ 4,267	$ 2,148
Computer software	3,111	2,892
Laboratory and manufacturing equipment	50,897	36,262
Furniture and fixtures	805	559
Leasehold improvements	12,438	10,918
	71,518	52,779
Less accumulated depreciation and amortization	(34,545)	(26,114)
Property, plant and equipment, net	$ 36,973	$ 26,665

Property, plant and equipment, net includes approximately $0.8 million in asset retirement obligations recorded as of December 29, 2007 and December 31, 2006. These asset retirement obligations are related to various office leases in California and Maryland.

Intangible Assets

Purchased and other intangible assets are carried at cost less accumulated amortization. Amortization expenses are recorded to the appropriate cost and expense categories. The Company expects amortization expense on purchased intangible assets to be approximately $0.3 million for 2008 and 2009, approximately $0.2 million for each year from 2010 through 2012, approximately $55,000 for each year from 2013 through 2020, and approximately $34,000 in 2021, at which time purchased intangible assets will be fully amortized. The weighted average amortization period as of December 29, 2007 and December 31, 2006 was approximately 10 years. Amortization of intangible assets was $0.3 million, $0.2 million and $19,000 for 2007, 2006 and 2005, respectively.

Other intangible assets, net are comprised of the following (in thousands):

	December 29, 2007			December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patents & developed technology	$1,628	$(317)	$1,311	$1,628	$(156)	$1,472
Assembled workforce and other	370	(140)	230	370	(36)	334
Total intangible assets	$1,998	$(457)	$1,541	$1,998	$(192)	$1,806

Accrued Expenses

Accrued expenses are comprised of the following (in thousands):

	December 29, 2007	December 31, 2006
Loss contingency related to purchase commitments	$1,880	$ 3,518
Customer prepay liability	1,109	2,855
Professional and other consulting fees	392	2,063
Other accrued expenses	6,116	8,138
Total accrued expenses	$9,497	$16,574

4. Significant Agreements

On November 9, 2005, the Company purchased certain assets of Big Bear Networks, Inc. (BBN) for a net consideration of $1.1 million. The purchase price consisted of $2.0 million in an assumed note payable, $0.6 million in cash and $0.1 million in transaction fees. An additional $25,000 was retained in an escrow account, which is payable to BBN's former shareholders and subject to any indemnification claims at the end of the applicable escrow period. This was offset by net proceeds of $1.7 million from the sale of certain non-strategic assets acquired from BBN to a third party purchaser and a $50,000 write-off of an accounts payable balance due to BBN. The purchase of these assets was accounted for under the guidance of SFAS No. 142, "*Goodwill and Other Intangible Assets*" (SFAS 142), for intangible assets acquired with a group of other assets not part of a business combination.

Based on the assessment of fair value of the acquired assets acquired from BBN, performed by an independent third party valuation firm, the Company allocated $60,000 to tangible equipment, $0.2 million to inventory and the remaining $0.8 million to intangible assets. The intangible assets represent purchased technologies and are amortized on a straight-line basis over an estimated useful life of seven years. The amortization is recorded in cost of ratable product and related support and services. The accumulated amortization for intangible assets as of December 29, 2007 and December 31, 2006 was $0.3 million and $0.1 million, respectively. The carrying value of these intangibles at December 29, 2007 and December 31, 2006 was $0.6 million and $0.7 million, respectively. Based on identified intangible assets recorded at December 29, 2007, the annual amortization expense for each period is expected to be approximately $0.1 million for each year beginning 2008 through 2012, at which time the intangible assets will be fully amortized.

On July 13, 2006, the Company entered into a supply and services agreement with Broadwing Corporation (Broadwing) whereby the Company agreed to sell certain customized products and provide manufacturing and support for one of Broadwing's product divisions. The manufacturing is based on Broadwing's specifications using its technology, former manufacturing facility and equipment, and certain intellectual property utilized in the manufacture of such products that is owned or licensed by Broadwing. In connection with the agreement, the Company issued a warrant to Broadwing to purchase the equivalent of 92,592 shares of Series G convertible preferred stock at a price of $5.40 per share (after giving effect to the 4:1 reverse stock split in May 2007). Subsequent to the IPO, this preferred warrant was converted to a warrant to purchase the same number of shares of common stock and the exercise price remained the same. The fair value of the warrants of $189,000 was recorded as a reduction to product revenue. In addition, the Company hired certain Broadwing employees in connection with this supply and service agreement. The Company's obligations under this agreement ended on June 30, 2007. Accordingly, the Company recorded an asset impairment charge of $0.4 million in the second quarter of 2007.

On August 16, 2006, the Company purchased certain assets of Little Optics, Inc. for net consideration of $9.5 million. The purchase price consisted of $4.7 million in cash, $4.5 million in an assumed note payable, $251,000 in fair value of a warrant to purchase 0.1 million shares of Series G convertible preferred stock, and $90,000 in net liabilities assumed. Upon the closing of the IPO, this preferred stock warrant became a warrant to purchase the same number of shares of common stock and the exercise price remained the same. The purchase of these assets was accounted for under the guidance of SFAS 142 for intangible assets acquired with a group of assets not part of a business combination.

Based on the assessment of fair value of the acquired assets performed by an independent third party valuation firm, the Company allocated $4.5 million to in-process research and development, $3.8 million to tangible equipment and the remaining $1.2 million to intangible assets. The in-process research and development was written off on the acquisition date because technological feasibility had not been established and no alternative future uses existed. The intangible assets represent patents, assembled workforce and customer contracts. The fair values of the intangibles on the date of acquisition are amortized on a straight-line basis over their estimated useful lives ranging from three to fifteen years. The amortization is recorded in amortization of intangible assets on the statement of operations. The accumulated amortization for these intangible assets was approximately $0.2 million and $0.1 million as of December 29, 2007 and December 31, 2006, respectively. The carrying value of these intangibles at December 29, 2007 and December 31, 2006 was $1.0 million and $1.1 million, respectively. Based on identified intangible assets recorded at December 29, 2007, the annual amortization expense for each period is expected to be approximately $0.1 million for each year beginning 2008 through 2012, $55,000 in 2013 through 2020 and $34,000 in 2021, at which time the intangible assets will be fully amortized. The in-process research and development charge of $4.5 million was recorded in research and development expense in 2006.

On January 23, 2007, the Company entered into an asset purchase agreement with Broadwing, a division of Level 3, pursuant to which the Company agreed to purchase various assets associated with the former supply of Broadwing products, consisting primarily of test and manufacturing equipment for $1.2 million. Based on an assessment by management of the fair value of the assets, $0.7 million of the acquisition cost was allocated to equipment retained by the Company for internal use and $0.5 million was allocated to assets held for sale. In 2007, the Company had generated proceeds of $3.1 million from the sale of a portion of the assets held for sale and resulted in a gain of $2.7 million reflected as a component of other income (expense), net. The balance of the assets held for sale was immaterial at December 29, 2007. The equipment retained for internal use was redeployed and depreciation commenced in accordance with the Company's depreciation policy.

5. Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, RSUs, right to acquire stock under the ESPP, common stock subject to repurchase, warrants to purchase common and convertible preferred stock and convertible preferred stock before conversion.

The following table sets forth the computation of net loss per common share (in thousands, except per share amounts):

	Year Ended December 29, 2007	Years Ended December 31, 2006	Years Ended December 31, 2005
Net loss	$(55,342)	$(89,935)	$(64,826)
Weighted average common shares outstanding net of weighted-average common shares subject to repurchase	50,732	6,036	4,605
Basic and diluted net loss per common share	$ (1.09)	$ (14.90)	$ (14.08)

The following outstanding options, common stock subject to repurchase, convertible preferred stock, right to acquire stock under the ESPP, RSUs and warrants to purchase convertible preferred stock and common stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect. The shares of common stock issuable upon conversion or exercise of such outstanding securities consist of the following (in thousands):

	Year Ended December 29, 2007	Years Ended December 31, 2006	Years Ended December 31, 2005
Options to purchase common stock	11,125	7,872	6,696
Common stock subject to repurchase	1,086	1,513	739
Options outstanding related to non-recourse notes	—	114	331
Employee stock purchase plan	500	—	—
Restricted stock units	616	—	—
Convertible preferred stock (as converted basis)	—	59,428	45,297
Convertible preferred and common stock warrants (as converted basis)	768	1,333	867

6. Deferred Revenue and Deferred Inventory Costs

Deferred revenue and deferred inventory costs consist of the following (in thousands):

	December 29, 2007	December 31, 2006
Deferred ratable product and related support and services, current	$167,031	$101,080
Deferred ratable product and related support and services, non-current	7,406	9,873
Total deferred revenue	$174,437	$110,953
Deferred inventory costs, current	$ 78,362	$ 62,936
Deferred inventory costs, non-current	3,260	4,317
Total deferred inventory costs	$ 81,622	$ 67,253

Deferred ratable product and related support and services revenue consists of revenue on transactions where VSOE of fair value of support and other services has not been established and therefore, the entire arrangement is being recognized ratably over the longest bundled support or service period. In the fourth quarter of 2006, the Company amended several of its significant sales contracts to shorten the contractual software warranty periods to between 90 days and one year, which management believes is more typical in the industry. This contractual change in the software warranty period resulted in the reduction of the average recognition period for ratable revenue from 3.7 years in the third quarter of 2006 to 1.3 years in the fourth quarter of 2006. This reduction in the amortization period was primarily due to the contractual changes in the software warranty period as discussed above and the Company's standard practice of negotiating shorter contractual software warranty periods in new contracts.

7. Commitment and Contingencies

Leases

The Company leases facilities under non-cancelable operating lease agreements. The Company had five primary lease agreements at December 29, 2007: two covering its headquarters, research and development (R&D) and manufacturing facility in Sunnyvale, California, one covering its R&D and manufacturing facility in Allentown, Pennsylvania, one covering its R&D facility in Annapolis Junction, Maryland, and one covering its software development facility in Bangalore, India. Terms of the leases are from one to seven years. Additionally, the Company leases sales office space in China, Germany, Hong Kong, Korea and the United Kingdom, which leases expire between 2007 and 2009.

Included as part of the five primary lease agreements, on August 31, 2005, the Company entered into a 15-month lease for office space adjacent to its manufacturing facility in Sunnyvale, California, expiring on December 31, 2006. On July 24, 2006, this lease was extended for an additional year and expires on December 31, 2007. In June 2007, the Company exercised its option to extend the lease for an additional three years effective January 1, 2008.

Additionally, on July 17, 2006, the Company entered into a five year lease expiring on August 31, 2011 for additional office space adjacent to its existing Sunnyvale, California facility. This new space serves as the Company's administrative headquarters. On May 29, 2007, this lease was amended to include warehouse space in an adjacent building.

On July 13, 2006, the Company entered into a supply and services agreement with Broadwing, whereby the Company agreed to manufacture, sell and provide support for certain of its division products. In connection with the agreement, the Company assumed a sublease for a manufacturing facility in Maryland, where the manufacture of the products would continue. The sublease expired on October 31, 2007 and the Company vacated the premises at that time. Total expense for this lease was $0.4 million and $0.3 million for 2007 and 2006, respectively.

The Company recognizes rent expense on a straight-line basis over the lease period and have accrued for rent expense incurred but not paid. Rent expense for all leases was $3.6 million, $1.7 million and $1.4 million for 2007, 2006 and 2005, respectively.

Purchase Commitments

The Company has service agreements with its major production suppliers, where the Company is committed to purchase certain parts. As of December 29, 2007 and December 31, 2006, these non-cancelable purchase commitments were $33.7 million and $39.2 million, respectively.

The following is a summary of the Company's contractual obligations as of December 29, 2007:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(In thousands)		
Purchase obligations	$33,652	$33,652	$ —	$ —	$—
Operating leases	13,653	3,566	6,723	3,364	—
Total contractual obligations	$47,305	$37,218	$6,723	$3,364	$—

Indemnification Obligations

From time to time, the Company enters into certain types of contracts that contingently require it to indemnify parties against third-party claims. These contracts primarily relate to: (i) certain real estate leases under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises; (ii) certain agreements with the Company's officers, directors and certain key employees, under which the Company may be required to indemnify such persons for liabilities; and (iii) certain provisions in the Company's customer agreements that may require the Company to indemnify their customers and their affiliated parties against certain liabilities, including if the Company's products infringe a third party's intellectual property rights.

The terms of such indemnification obligations vary. Because the maximum obligated amounts under these agreements generally are not explicitly stated, the maximum potential amount of future payments the Company could be required to make under these indemnification agreements is generally unlimited.

To date, the Company has not incurred any material costs as a result of the indemnification obligations and has not accrued any liabilities related to such obligations in the Company's consolidated financial statements. The Company has agreed to indemnify Level 3 in connection with the lawsuit filed by Cheetah Omni LLC on May 9, 2006 (see Note 15 of Notes to Consolidated Financial Statements for Legal Matters). The Company is contractually obligated to indemnify Level 3 for damages suffered by Level 3 to the extent the Company's product is found to infringe the two Cheetah Omni LLC patents at issue (patent No. 6,795,605 and 7,142,347), and the Company has assumed the defense of this matter.

As permitted under Delaware law and the Company's charter and bylaws, the Company has agreements whereby it indemnifies certain of its officers and each of its directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that may reduce its exposure and enable it to recover all or a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements as of December 29, 2007, as this liability is not reasonably estimable even though liability under these agreements is not remote.

8. Debt Obligations

Debt consisted of the following:

	December 29, 2007	December 31, 2006
	(In thousands)	
Bank loans due 2007-2009	$—	$23,481
Assumed debt from acquisition of assets due 2007	—	4,500
Other debt due 2007-2013	—	401
Total debt	—	28,382
Less current maturities	—	20,025
Long-term debt	$—	$ 8,357

The Company completed its IPO in June 2007 and generated net proceeds of $190.1 million. Subsequent to the IPO, the Company used $29.3 million to pay off all of its outstanding debt except a $4.5 million promissory note related to an asset acquisition. In September 2007, the Company fully repaid this promissory note and had no debt outstanding as of December 29, 2007.

On August 16, 2006, the Company purchased certain assets of Little Optics, Inc. The purchase price was paid in part with a $4.5 million promissory note which bears simple interest of 4% per annum. The principal amount together with accrued and unpaid interest of $0.2 million was due on October 2007. In September 2007, the Company repaid this promissory note in full.

On July 31, 2003, the Company entered into a loan agreement with a financial institution that allows for borrowings of up to $0.1 million. The agreement was amended in 2004 to allow for an additional borrowing amount of $0.2 million and subsequently, $0.2 million was borrowed under the same arrangement. The weighted average interest rate under this credit facility as of June 30, 2007 was 6.0%. Under the agreements, warrants to purchase 5,049 shares of common stock at $8.96 per share were issued. The fair value of these warrants on the date of grant was estimated to be $5,854. The amounts recorded as interest expense were not material for 2007, 2006 and 2005. The principal balance outstanding and classified as non-current was $0.3 million at December 31, 2006. This loan was repaid in June 2007, and no additional borrowings are allowed under this credit facility.

On December 29, 2004, the Company entered into a growth capital loan agreement with two co-lender financial institutions. The agreement allowed for borrowings of up to $10.0 million. The loan was secured by, among other things, a lien on the Company's intellectual property. The interest rate for the arrangement was 12% for $7.0 million and 11.5% for the remaining $3.0 million through June 30, 2005, and then the higher of 11% or prime plus 6.25% for $10.0 million thereafter over three years. In January 2005, the Company borrowed $3.0 million under this line. Under this agreement, warrants to purchase 0.1 million shares of Series E convertible preferred stock at $2.40 per share were issued. The fair value of these warrants at the date of grant was estimated to be $0.2 million. In March 2005, the Company issued additional warrants to purchase 0.1 million shares of Series E convertible preferred stock at $2.40 per share when the Company borrowed the remaining $7.0 million under this line. The fair value of these warrants on the date of grant was estimated to be $0.1 million. The weighted average interest rate under this credit facility as of June 30, 2007 was 18.3%. The amounts recorded as interest expense for both warrant issuances were $155,682, $111,634 and $99,875 for 2007, 2006 and 2005, respectively. The principal balance outstanding was $6.2 million, of which $3.5 million and $2.7 million were classified as current and non-current, respectively, at December 31, 2006. This loan was repaid in June 2007, and no additional borrowings are allowed under this credit facility.

On December 29, 2004, the Company entered into a borrowing arrangement with a financial institution. This arrangement provided for two facilities, an operating line of credit and a revolving line of credit. The operating line of credit allowed for borrowings secured by approved accounts receivable and purchase orders. The revolving line allowed for borrowing subject to the Company maintaining certain minimum cash balances. Total borrowings under the arrangement could not exceed $20.0 million and bore interest at various rates of interest depending on the facility. The total available credit under the agreement was reduced by, among other things, any stand-by letters of credit outstanding. Under this agreement, warrants to purchase 62,500 shares of Series E convertible preferred stock at $2.40 per share and 9,259 shares of Series G convertible preferred stock at $5.40 per share were issued. The fair value of these warrants on the date of grant was estimated to be $0.1 million. The amounts recorded as interest expense were $20,712, $36,507 and $74,460 for 2007, 2006 and 2005, respectively. The arrangement was scheduled to expire on June 28, 2006 but was amended a number of times in 2006 by mutual consent to, among other things, extend the maturity date, extend the deadline for providing audited financial statements and waive the deadline for certain other management reports. On October 6, 2006, the arrangement was amended to allow the Company to borrow against its accounts receivable, to increase the facility amount to $25.0 million, to reduce the interest rate on the revolving line to the greater of prime or 6.25% and to extend the maturity date to September 27, 2007. The weighted average interest rate under all sub-facilities as of June 30, 2007 was 8.3%. As of December 31, 2006, there were no outstanding balances on the operating line of credit. As of December 31, 2006, the principal balance outstanding under the revolving loan was $9.5 million, which was classified as current. This loan was repaid in June 2007.

On June 21, 2005, the Company entered into a loan arrangement with a financial institution. This arrangement provided for two separate sub-facilities, a term loan and a revolving facility. Under the arrangement, the maximum term advance shall not exceed $5.5 million and the maximum revolving advance shall not exceed $6.0 million; provided, however, that at no time may the total outstanding loan obligations under the arrangement exceed $10.0 million. Under the arrangement, the Company maintained on deposit with the bank an unrestricted compensating balance of $4.0 million. The arrangement was secured by, among other things, the Company's equipment and certain intellectual property. The term facility was repayable over a three-year period and the revolving facility was repayable over a period of twelve months. The interest rate for the arrangement was at a variable rate of 0.50% above the prime interest rate. In connection with the loan arrangement, the Company granted warrants to purchase 19,824 shares of Series F convertible preferred stock at an exercise price of $3.78 per share. The fair value of these warrants on the date of grant was estimated at $35,599. For 2006 and 2005, the amounts recorded as interest expense were not material and at December 31, 2006, the value of the warrant was fully amortized. During 2006, the loan arrangement was amended at various times by mutual consent to extend the maturity date, amend certain definitions in the agreement, permit the acquisition of the assets of Little Optics, Inc. and waive specified management reports. On October 31, 2006, the arrangement was amended and restated to terminate the term loan and revolving facility, replace them with a new three-year variable rate term facility and the amount borrowed previously under the term loan and revolving facility was repaid from the proceeds of this new facility. Total borrowings under this new facility may not exceed $15.0 million. In February and March 2007, the Company borrowed approximately $7.0 million under this facility. As a result, borrowings under the facility were fully utilized. The interest rate on this new facility was set at the bank's prime rate and the Company was required to comply with certain information reporting requirements. The weighted average borrowing rate under this facility was 8.25% at June 30, 2007. The principal balance outstanding under this facility was $7.8 million, of which $2.5 million and $5.3 million were classified as current and non-current, respectively, at December 31, 2006. This loan was repaid in June 2007, and no additional borrowings are allowed under this credit facility.

On June 26, 2006, the Company entered into a premium financing agreement with a financial institution for $0.2 million. The loan was repayable over ten months and bears interest at a rate of 6.0% per annum. The principal balance outstanding under this loan was approximately $86,000 at December 31, 2006, which was classified as current. This loan was repaid in April 2007, and no additional borrowings are allowed under this credit facility.

As of December 29, 2007, the Company had no access to additional funds under any credit facilities.

9. Founder's Stock, Restricted Stock, Convertible Preferred Stock and Stockholders' Equity (Deficit)

Founders' Stock

In December 2000, the Company issued 1.4 million shares of common stock at $0.004 per share to a founder of the Company for cash proceeds of $5,500. In March 2001, the Company repurchased 0.4 million of these shares at the original issuance price of $0.004 per share for a total of $1,500. In March 2001, the Company issued 2.0 million shares, at $0.10 per share, to the other founders of the Company for cash proceeds of $0.2 million. The founders' shares are subject to adjustment for certain events, including mergers, stock dividends, stock splits, and other events. The founders' shares vested over four years: 20% immediately, and 1.667% per month for 48 months thereafter. At December 31, 2006, all of the shares of the founders' common stock were fully vested.

One of the founders who received a grant of 1.0 million shares of common stock in March 2001 was an advisor to the Company from March 2001 to May 2001. Accordingly, the Company recorded a compensation charge of $9,000, which was calculated using the Black-Scholes option-pricing model. This founder became an employee of the Company in May 2001, whereupon his stock grant was remeasured due to a change in employment status. The intrinsic value of the unvested shares of common stock as of the change of employment status was $0.7 million. This amount was recognized over the remaining vesting period. For 2005, the Company recorded a compensation charge of $45,000. At December 31, 2006, the common stock was fully vested.

Restricted Stock

In March 2001, the Company issued 0.2 million and 0.1 million shares of restricted common stock at $0.10 per share to a member of the Board of Directors and an employee of the Company, respectively, for total cash proceeds of $30,000. The 0.1 million shares of restricted common stock issued to the employee are under the Company's 2000 Stock Option Plan. In November 2001, the Company issued 42,500 shares of restricted common stock at $1.40 per share to another member of the Board of Directors of the Company for cash proceeds totaling $59,500. These restricted shares are subject to adjustment for certain events, including mergers, stock dividends, stock splits and other events. These restricted shares vest over four years. In connection with a software license agreement in June 2004, the Company issued 7,500 shares of restricted common stock at $1.84 per share for cash proceeds of $13,800. These restricted shares vested over one year. At December 31, 2006, 0.3 million shares of restricted common stock were fully vested.

Convertible Preferred Stock

The following is a schedule of authorized, issued and outstanding shares of each series of convertible preferred stock as of December 31, 2006 (in thousands):

	Authorized Shares	Shares Issued and Outstanding December 31, 2006
Series A	3,919	3,691
Series B	2,128	2,112
Series C	1,335	1,335
Series D	7,143	6,920
Series E	22,975	21,590
Series F	3,000	2,723
Series G	21,500	20,435
Total convertible preferred stock	62,000	58,806

In June 2005, the Company issued 2.7 million shares of Series F convertible preferred stock at $3.78 per share for net proceeds of $10.3 million, net of issuance costs, to fund its current operations. Of the shares of Series F convertible preferred stock sold in June 2005, 2.6 million were sold to a customer of the Company and the remaining 0.1 million shares were sold to an employee of the Company, each on substantially the same terms and conditions. The Company determined that the Series F convertible preferred stock was issued at fair value and, therefore, no contra revenue charges or employee compensation charges were recorded as part of these sales of Series F convertible preferred stock.

During the fourth quarter of 2005, the Company issued 6.3 million shares of Series G convertible preferred stock at $5.40 per share for $31.1 million, net of issuance costs, to various investors. In January, March, May, July and October of 2006, the Company issued a total of 14.1 million shares of Series G convertible preferred stock for $73.4 million, net of issuance costs. The purchase price for these issuances was $5.40 per share, with the exception of a board member's purchase of 67,934 shares at $7.36 per share in October 2006. These issuances completed the sale of Series G convertible preferred stock which began in October of 2005. Total Series G convertible preferred stock issued was 20.4 million shares for $105.1 million, net of issuance costs.

In connection with the Company's IPO, the Company's outstanding convertible preferred stock was converted into common stock of the Company.

FORM 10-K

Convertible Preferred and Common Stock Warrant Liabilities

The following convertible preferred stock warrants were converted into common stock warrants upon the completion of the IPO (in thousands, except per share data):

		Convertible Preferred Stock Warrants					Common stock warrants	
			Shares as of		Fair value [1]			
Stock	Expiration Date	Exercise Price per Share	June 12, 2007	December 31, 2006	June 12, 2007	December 31, 2006	Shares as of June 12, 2007	Exercise Price per Share
Series A convertible preferred	Apr 2008 tc July 2008	$10.00	135	135	$ 2,061	$ 445	139	$ 9.68
Series B convertible preferred	Mar 2009	$13.96	16	16	227	59	18	$12.44
Series E convertible preferred	Dec 2011	$ 2.40	292	292	6,336	1,568	292	$ 2.40
Series F convertible preferred	Jun 2012	$ 3.78	20	20	404	93	20	$ 3.78
Series G convertible preferred	Nov 2010 to Aug 2011	$ 5.40	828	828	15,566	3,212	828	$ 5.40
Common Stock	July 2013 to May 2016	$ 8.96	36	36	576	32	36	$ 8.96
Total			1,327	1,327	$25,170	$5,409	1,333	

[1] As of June 12, 2007, immediately before the conversion of convertible preferred stock warrants to common stock warrants.

The fair value of these warrants was estimated at the date of grant using a probability weighted average of per-share values using the Black-Scholes and Lattice option pricing models.

During 2007, warrants to purchase 0.6 million shares of common stock were exercised with cash and by net exercise. The aggregate consideration for such exercises was equal to $3.2 million of which approximately $45,000 was in cash and the remainder was by way of 'net exercise' as permitted by the terms of the warrants. As of December 29, 2007, there were warrants to purchase 0.8 million shares of common stock outstanding with exercise prices ranging from $2.40 to $8.96 per share and a weighted average price of $5.19 per share. These warrants expire between 2010 and 2013.

10. Common Stock

In December 2000, the Company adopted the 2000 Stock Plan (2000 Plan). Under the 2000 Plan, as amended, the Company has reserved an aggregate of 15.8 million shares of its common stock for issuance. As of December 29, 2007, options to purchase 7.3 million shares of the Company's common stock were outstanding. The Company's Board of Directors has decided not to grant any additional options or other awards under the plan following the IPO. However, the plan will continue to govem the terms and conditions of the outstanding awards previously granted under the plan.

In February 2007, the Company's Board of Directors adopted the 2007 Equity Incentive Plan (2007 Plan) and the Company's stockholders approved the plan in May 2007. The 2007 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company's employees and any parent and subsidiary corporations' employees, and for the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to employees, directors and consultants and the Company's parent and subsidiary corporations' employees and consultants.

The Company reserved a total of 13.6 million shares of common stock for issuance pursuant to the 2007 Plan. In addition, the 2007 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with the Company's 2008 fiscal year, equal to the least of:

- 5% of the outstanding shares of the Company's common stock on the last day of the immediately preceding fiscal year;
- 9.0 million shares; or
- such other amount as the Board of Directors, or an authorized committee thereof, may determine.

Additionally, in February 2007, the Company's Board of Directors established, and in May 2007, its stockholders approved the Company's ESPP. The ESPP has a twenty-year term and originally authorized the issuance of approximately 1.8 million shares of common stock. The ESPP provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with the Company's 2008 fiscal year, equal to the least of:

- 1% of the outstanding shares of the Company's common stock on the first day of the fiscal year;
- 1.9 million shares; or
- such other amount as the Company's Board of Directors, or an authorized committee thereof may determine.

Under the ESPP, eligible employees may enroll in the ESPP during certain open enrollment periods for participation during an offering period. New offering periods begin February 15 and August 15 of each year and typically last for a six month period, except for the first offering period which began on June 7, 2007 and will end on the first trading day on or after February 15, 2008. During each offering period, participating employees' payroll deductions are accumulated and used to purchase shares of common stock; and the purchase price of the shares is 85% of the fair market value of the Company's common stock on the first day of the offering period or on the exercise date (i.e., the last day of an offering period), whichever is lower. A participant may purchase a maximum of 3,000 shares of common stock during an offering period and may not accumulate contributions to the ESPP in excess of $25,000 worth of the Company's stock for each calendar year.

The ESPP is intended to qualify under Section 423 of the Internal Revenue Code. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the ESPP.

The following table summarizes the Company's stock award activity and related information for 2005, 2006 and 2007:

	Shares Available for Grant [1]	Awards and Options Outstanding	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value [2]
	(In thousands, except per share amounts)			
Balance at December 31, 2004	730	5,190	$ 1.47	
Additional options authorized	2,500	—	—	
Granted	(2,767)	2,767	$ 1.16	
Exercised	—	(1,162)	$ 0.86	
Canceled	99	(99)	$ 1.82	
Balance at December 31, 2005	562	6,696	$ 1.44	
Additional options authorized	5,750	—	—	
Granted	(4,670)	4,670	$ 1.96	
Exercised	—	(3,066)	$ 1.43	$ 759
Canceled	428	(428)	$ 1.21	
Balance at December 31, 2006	2,070	7,872	$ 1.77	$ 1,927
Additional options and RSUs authorized	13,600	—	—	
Options granted	(5,148)	5,148	$11.88	
RSUs granted	(630)	630	$ —	
Options exercised	—	(1,602)	$ 2.19	$17,605
RSUs canceled	14	(14)	$ —	
Options canceled	292	(292)	$ 4.53	
Balance at December 29, 2007	10,198	11,742 [3]	$ 5.98	$97,808

(1) Shares available for grant under the 2000 Plan and 2007 Plan, as applicable. The Company does not intend to grant any additional options or other awards under the 2000 Plan.

(2) The aggregate intrinsic value of unexercised options and unvested RSUs is calculated as the difference between the exercise price of the underlying equity awards and the closing price of the Company's common stock at year end. The aggregate intrinsic value of options which have been exercised is calculated as the difference between the fair market value of the common stock at the date of exercise and the exercise price of the underlying stock option awards.

(3) Balance includes 616,417 shares of RSUs granted, net of cancellations and non-vested, as of December 29, 2007. Balance includes 11,125,488 shares subject to options, net of cancellations, at December 29, 2007 at a weighted average price of $6.31 per share.

FORM 10-K

Options outstanding that have vested and are expected to vest as of December 29, 2007 are as follows:

	Number of shares	Weighted-Average Exercise Price Per Share	Weighted-Average remaining contractual term	Aggregate Intrinsic Value [1]
	(In thousands)		(In years)	(In thousands)
Vested	3,658	$3.04	7.46	$40,341
Expected to vest [2]	7,227	7.91	8.97	47,348
Total vested and expected to vest	10,885	$6.31	8.47	$87,689
Not expected to vest	240			
	11,125			

[1] These amounts represent the difference between the exercise price and the Company's closing stock price as of December 29, 2007.

[2] Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS No. 123(R).

The following table summarizes information about options outstanding at December 29, 2007.

	Options Outstanding			Vested and Exercisable Options [1]	
Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
	(In thousands)	(In Years)		(In thousands)	
$0.76 - $1.84	2,351	6.73	$ 1.39	1,615	$ 1.48
$2.00 - $4.04	4,666	8.49	$ 2.35	1,662	$ 2.26
$7.68 - $19.14	3,725	9.42	$12.79	375	$12.86
$20.30 - $23.86	383	9.76	$21.63	6	$20.67
	11,125	8.47	$ 6.31	3,658	$ 3.04

[1] All options under the 2000 Plan may be exercised prior to vesting but are subject to repurchase at the original issuance price in the event the optionees' employment is terminated prior to vesting in its entirety.

Information with respect to restricted stock units as of December 29, 2007 is as follows:

(In thousands, Except Per Share Amounts)	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Fair Value [1]
Outstanding at December 31, 2006	—	$ —	
Granted	630	$20.07	
Vested	—	$ —	$—
Canceled	(14)	$19.81	
Outstanding at December 29, 2007	616	$20.08	

[1] Represents the value of Infinera stock on the date that the restricted stock units vest.

11. Shares Reserved for Future Issuances

Common stock reserved for future issuance was as follows (in thousands):

	December 29, 2007
	(In thousands)
Outstanding stock options and awards	11,742
Reserved for future grants	10,198 [(1)]
Total common stock reserved for stock options	21,940
Warrants to purchase common stock	768
Total common stock reserved for future issuances	22,708

(1) Shares available for grant under the 2000 Plan and 2007 Plan, as applicable. The Company does not intend to grant any additional options or other awards from the remaining 1.1 million shares available under the 2000 Plan.

12. Income Taxes

The following is a geographic breakdown of the current provision for income taxes (in thousands):

	Year Ended December 29, 2007	Years Ended December 31, 2006	Years Ended December 31, 2005
Domestic	$ 3	$ 5	$ 7
Foreign	265	67	5
Total	$268	$72	$12

Total worldwide pretax loss is comprised of a U.S. loss of $56.6 million and foreign income of $1.5 million.

The provisions for income taxes differ from the amount computed by applying the statutory federal income tax rates as follows, for the years ended December 29, 2007, December 31, 2006 and December 31, 2005.

	December 29, 2007	December 31, 2006	December 31, 2005
(Benefit)/Provision at federal statutory rate	-35.00%	-35.00%	-35.00%
State, net of federal benefit	-4.66%	-5.01%	-5.45%
Credits—current year	-2.84%	-0.10%	-1.27%
Warrant interest	12.56%	1.06%	0.00%
Stock-based compensation	5.87%	0.39%	0.03%
Foreign tax rate differential	-0.50%	-0.27%	-0.15%
Other		0.67%	0.16%
Change in valuation allowance	24.39%	38.85%	41.76%
(Benefit)/Provision for income taxes	0.49%	0.08%	0.02%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 29, 2007	December 31, 2006	December 31, 2006
		(In thousands)	
Deferred tax assets:			
Net operating losses	$ 95,761	$ 82,550	$ 61,755
Research credits	10,599	8,070	7,901
Nondeductible	12,332	8,321	4,205
Capitalized software	2,265	1,979	564
Intangibles	24,082	27,635	19,771
Total deferred tax assets	145,039	128,555	94,196
Valuation allowance	(145,039)	(128,555)	(94,196)
Net deferred tax assets	$ —	$ —	$ —

Since inception, the Company has incurred net operating losses and, accordingly, has not recorded a U.S. Federal or State provision for income taxes for any periods presented. As of December 29, 2007, the Company had net operating loss carry-forwards available to offset future taxable income for federal income tax purposes of approximately $239.4 million, which expire beginning in the year 2021 if not utilized. As of December 29, 2007, the Company also has state net operating loss carry-forwards of approximately $225.3 million, which expire beginning in the year 2013 if not utilized. The Company has federal and California research and development credits available to reduce future tax expense of approximately $7.3 million and $5.0 million, respectively. The federal research credits will begin to expire in the year 2021 if not utilized, while the California research credits have no expiration date. The amount of net operating loss carry-forwards related to excess stock option deductions is approximately $13.5 million for which a full valuation allowance has been recorded on the related gross deferred tax assets. When the excess stock option deductions are utilized in the form of a net operating loss deduction, these amounts will result in a credit to shareholders' equity.

As of December 29, 2007, the Company recorded a full valuation allowance against its net deferred tax assets due to operating losses incurred since inception. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets were fully offset by a valuation allowance. If not utilized, the federal and state net operating loss and tax credit carry-forwards will expire between 2013 and 2026. Utilization of these net operating losses and credit carry-forwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if the Company experiences an "ownership change" that may occur, for example, by a change in significant shareholder allocation or equity structure. In 2007, the Company performed an analysis of the potential changes in ownership and determined that changes in ownership have occurred that would limit tax attribute carry-forwards. However, based on the work performed, the Company believes the limitations are not significant enough to impact future utilization of tax attributes.

In determining future taxable income, the Company makes assumptions to forecast federal, state and international operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. The assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the Company's forecasts used to manage its business. The Company intends to maintain the remaining valuation allowance until sufficient further positive evidence exists to support a reversal of, or decrease, in the valuation allowance.

The Company adopted FASB Interpretation 48, "*Accounting for Uncertainty in Income Taxes*" (FIN 48), at the beginning of 2007. At the adoption date of January 1, 2007, the cumulative unrecognized tax benefit was $6.4 million which was netted against deferred tax assets with a full valuation allowance or other fully reserved amounts, and if recognized there would be no effect on the Company's effective tax rate. Upon adoption of FIN 48, the Company recognized an adjustment in the liability for unrecognized income tax benefits of approximately $36,000.

At December 29, 2007, the cumulative unrecognized tax benefit was $6.7 million that was substantially netted against deferred tax assets with a full valuation allowance. Included in the $6.7 million of cumulative unrecognized tax benefit, approximately $71,000 impacted the Company's effective tax rate during 2007. At December 29, 2007, the Company had $107,000 of unrecognized tax benefits related to uncertain tax positions. There are no penalties or interest associated with these tax positions. Tax returns for all years after 2002 are subject to future examination by the major taxing jurisdictions to which the Company is subject.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the appropriate state income taxing authorities from 2000 to 2006 due to the net loss carryovers from those years.

For FIN 48 purposes, the Company recognizes interest and penalties related to uncertain tax positions as part of its provision for federal, state and foreign income taxes.

The following is a roll-forward of the total gross unrecognized tax benefits liabilities for 2007 (in thousands):

Balance as of January 1, 2007	$6,400
Tax positions related to current year:	
Additions	237
Reductions	—
Tax positions related to prior years:	
Additions	112
Reductions	—
Settlements	—
Lapses in statutes of limitations	—
Balance as of December 29, 2007	$6,749

Over the next twelve months, the Company's existing tax positions will continue to generate an increase in liabilities for unrecognized tax benefits.

The Company's policy with respect to its undistributed foreign subsidiary earnings is to consider those earnings to be indefinitely reinvested and, accordingly, no related provision for U.S. federal and state income taxes has been provided. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes in the various foreign countries. At December 29, 2007 the undistributed earnings approximated $2.7 million.

13. Segment Information

SFAS No. 131, "*Disclosures about Segments of an Enterprise and Related Information,*" establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Company's chief executive officer. The Company's chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure.

Revenue by geographic region is based on the shipping address of the customer. The following table sets forth revenue and long-lived assets by geographic region:

Revenue

	Year Ended December 29, 2007	Years Ended December 31, 2006	2005
	(In thousands)		
North America	199,893	49,901	2,660
Europe, Middle East and Africa	43,368	7,565	776
Asia Pacific	2,591	770	691
Total revenue	$245,852	$58,236	$4,127

Property, plant and equipment, net

	December 29, 2007	December 31, 2006
	(In thousands)	
North America	$36,270	$26,030
Europe, Middle East and Africa	—	3
Asia Pacific	703	632
Total property, plant and equipment, net	$36,973	$26,665

FORM 10-K

14. Employee Benefit Plan

In July 2001, the Company's Board of Directors approved the adoption of a savings plan under Section 401(k) of the Internal Revenue Code. Expenses related to the Company's 401(k) plan were immaterial for 2007, 2006 and 2005.

15. Legal Matters

On April 11, 2007, the Company, Level 3 and Cheetah filed a joint motion with the court, agreeing to the following: (1) to stay all proceedings in the lawsuit pending a determination by the U.S. Patent and Trademark Office as to whether it will reexamine U.S. Patent Nos. 6,795,605 and 7,142,347; and

(2) if the U.S. Patent and Trademark Office decides.to reexamine either U.S. Patent No. 6,795,605 or 7,142,347, to stay all proceedings in the lawsuit pending final resolution of the reexamination(s) by the U.S. Patent and Trademark Office. On April 12, 2007, the court granted the motion staying all proceedings in the lawsuit. On June 26, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 6,795,605. On August 1, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 7,142,347. As a result, all proceedings in this lawsuit are stayed until the final resolution of these reexaminations. The Company believes the suit is without merit and intends to defend itself vigorously, but it is unable to predict the likelihood of an unfavorable outcome.

On March 14, 2007, the Company submitted requests to the U.S. Patent and Trademark Office for inter partes reexamination of U.S. Patent Nos. 6,795,605 and 7,142,347 asking the U.S. Patent and Trademark Office to reexamine the patents based on prior art in order to invalidate the patents or limit the scope of each patent's claims. On March 21, 2007, the Company and Level 3 filed a motion with the court to stay all proceedings in the lawsuit pending the reexamination of U.S. Patent Nos. 6,795,605 and 7,142,347.

On January 30, 2007, Cheetah filed a third amended complaint adding additional assertions of infringement for the two patents in suit. On February 16, 2007, the Company and Level 3 filed responses to Cheetah's third amended complaint denying all infringement claims, and the Company and Level 3 asserted counterclaims against Cheetah asserting that the claims of the patents are invalid and that the DTN System does not infringe the patents.

On May 9, 2006, the Company and Level 3 were sued by Cheetah Omni LLC (Cheetah) in the U.S. District Court for the Eastern District of Texas for alleged infringement of patent No. 6,795,605, and a continuation thereof. On May 16, 2006, Cheetah filed an amended complaint, which requested an order to enjoin the sale of the Company's DTN System and to recover all damages caused by the alleged willful infringement including any and all compensatory damages available by law, such as actual and punitive damages, attorneys' fees, associated interest and Cheetah's costs incurred in the lawsuit. Cheetah's complaint does not request a specific dollar amount for these compensatory damages. The Company is contractually obligated to indemnify Level 3 for damages suffered by Level 3 to the extent its product is found to infringe, and it has assumed the defense of this matter. On July 20, 2006, the Company and Level 3 filed an amended response denying all infringement claims under patent No. 6,795,605 and asserting that the claims of the patent are invalid and that the DTN System does not infringe the patent. On November 28, 2006, Cheetah filed a second amended complaint and added patent No. 7,142,347 to the lawsuit. On December 18, 2006, the Company and Level 3 filed responses to Cheetah's second amended complaint denying all infringement claims under patent No. 7,142,347 and the Company and Level 3 asserted counterclaims against Cheetah asserting that the claims are invalid and that the DTN System does not infringe the patents.

In addition to the matters described above, the Company is subject to various legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material effect on its results of operations, financial position or cash flows.

16. Guarantees

Product Warranties

Upon delivery of products, the Company provides for the estimated cost to repair or replace products or the related components that may be returned under the hardware warranty. In general, hardware warranty periods range from two to five years. Hardware product warranties provide the purchaser with protection in the event that the product does not perform to product specifications. During the warranty period, the purchaser's sole and exclusive remedy in the event of such defect or failure to perform is expressly limited to the correction of the defect or failure by repair, refurbishment or replacement, at the Company's sole option and expense. The Company estimates the fair value of the Company's hardware warranty obligations based on the Company's historical experience of known product failure rates, use of materials to repair or replace defective products, and service delivery costs incurred in correcting product failures. In addition, from time to time, specific hardware warranty accruals may be made if unforeseen technical problems arise with specific products. Management periodically assesses the adequacy of the Company's recorded warranty liabilities and adjusts the amounts as necessary. Changes in product warranty liability in the 2007 and 2006 are summarized below.

	December 29, 2007	December 31, 2006
	(In thousands)	
Balance at the beginning of the period	$ 2,717	$ 1,692
Charges to operations	10,258	4,166
Utilization	(4,873)	(2,090)
Change in estimate	1,890[1]	(1,051)[2]
Balance at the end of the period	$ 9,992	$ 2,717

(1) This unfavorable change in estimate primarily represented higher than expected costs of replacing defective products due to reduced usage of lower cost repaired products in the repair process.

(2) This favorable change in estimate was primarily due to continued improvements in overall actual failure rates and the impact of these improvements on the Company's estimate of expected future returns.

The Company's agreements with customers, as well as its reseller agreements, generally include certain provisions for indemnifying customers and resellers and their affiliated parties against liabilities if the Company's products infringe a third party's intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnification obligations and has not accrued any liabilities related to such obligations in the Company's consolidated financial statements.

Letters of Credit

The Company had $2.7 million of standby letters of credit outstanding as of December 29, 2007. These consisted of $0.8 million related to property leases, $1.2 million related to a value added tax license for Europe, $0.3 million related to customs clearing and $0.4 million related to a customer proposal guarantee. The Company had $3.2 million of stand-by letters of credit outstanding as of December 31, 2006, of which $1.0 million related to property leases, $1.2 million related to a vendor credit line and $1.0 million related to a value added tax license for Europe.

17. Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS No. 141R), "*Business Combinations*" and SFAS No. 160 (SFAS No. 160), "*Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51.*" SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 141R and SFAS No. 160 are effective for the Company beginning in the first quarter of fiscal 2009. The adoption of SFAS No. 141(R) will change the Company's accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2009 and the adoption of SFAS No. 160 will not impact the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of 2008. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements.

INFINERA CORPORATION

FINANCIAL INFORMATION BY QUARTER (UNAUDITED)

The following table sets forth the Company's unaudited quarterly consolidated statements of operations data for each of the eight quarters ended December 29, 2007. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this report and you should read the following table in conjunction with such financial statements. The table includes all necessary adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended							
	2006				2007			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 29	Dec. 29
	(In thousands, except per share data)							
Revenue:								
Ratable product and related support and services	$ 2,653	$ 4,054	$ 6,118	$40,153	$45,947	$54,411	$62,130	$75,257
Product	—	—	1,578	3,680	3,245	4,005	25	832
Total revenue	2,653	4,054	7,696	43,833	49,192	58,416	62,155	76,089
Cost of revenue:								
Cost of ratable product and related support and services	5,485	4,488	7,967	30,132	34,843	37,529	37,620	42,867
Lower of cost or market adjustment	4,325	3,657	4,172	9,539	1,067	2,219	3,184	5,843
Cost of product	—	—	311	1,349	1,363	2,488	18	222
Total cost of revenue	9,810	8,145	12,450	41,020	37,273	42,236	40,822	48,932
Gross profit (loss)	(7,157)	(4,091)	(4,754)	2,813	11,919	16,180	21,333	27,157
Operating expenses	10,525	13,720	22,927	25,183	29,288	25,875	29,722	34,800
Loss from operations	(17,682)	(17,811)	(27,681)	(22,370)	(17,369)	(9,695)	(8,389)	(7,643)
Other income (expense), net	(496)	(370)	(892)	(2,561)	(2,415)	(16,368)	2,925	3,880
Loss before provision for income taxes	(18,178)	(18,181)	(28,573)	(24,931)	(19,784)	(26,063)	(5,464)	(3,763)
Provision for income taxes	15	15	23	19	29	33	62	144
Net loss	(18,193)	(18,196)	(28,596)	(24,950)	(19,813)	(26,096)	(5,526)	(3,907)
Net loss per common share, basic and diluted	$ (3.63)	$ (3.23)	$ (4.42)	$ (3.55)	$ (2.62)	$ (1.10)	$ (0.07)	$ (0.04)

The Company's operating results may fluctuate due to a variety of factors, many of which are outside of the Company's control. As a result, comparing the Company's operating results on a period-to-period basis may not be meaningful. You should not rely on the Company's past results as an indication of its future performance.

Revenue has increased sequentially in each of the quarters presented due to increases in the number of products sold to new and existing customers and the shortening of the Company's ratable revenue recognition period to 1.3 years in the fourth quarter of 2006. In the fourth quarter of 2006, the Company amended several of its significant sales contracts to shorten its contractual software warranty period. This shortening of the ratable revenue recognition period was responsible for $28.2 million of the $36.1 million increase in revenue and $20.0 million of the $28.6 million increase in cost of revenue from the third quarter of 2006 to the fourth quarter of 2006. The remainder of the increase in revenue of $7.9 million and cost of revenue of $8.6 million reflects the impact of increased levels of invoiced shipments throughout 2006.

Upon the closing of the Company's IPO in June 2007, warrants to purchase shares of the Company's convertible preferred stock became warrants to purchase shares of the Company's common stock and, as a result, are no longer subject to FSP 150-5. In 2007, (through the completion of the Company's IPO in June 2007), the Company recorded $19.8 million of expense reflected in other income (expense), net to reflect the increase in fair value during the period.

In January 2007, the Company entered into an asset purchase agreement with Broadwing, a division of Level 3, pursuant to which the Company agreed to purchase various assets associated with the former supply of Broadwing products. In 2007, the Company had generated proceeds of $3.1 million from the sale of a portion of the assets held for sale and resulted in a gain of $2.7 million reflected in other income (expense), net.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Form 10-K are certifications of Infinera's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the Exchange Act). This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications.

Evaluation of Disclosure Controls and Procedures

We are not yet subject to Section 404 of the Sarbanes-Oxley Act which, when applicable, will require us to include Management's Annual Report on Internal Control Over Financial Reporting and an Attestation Report of an Independent Registered Public Accounting Firm in our Annual Report on Form 10-K. Under the applicable rules of the Securities and Exchange Commission, or SEC, Section 404 will not apply to us until the due date of our annual report for the year ending December 27, 2008.

As of December 29, 2007, an evaluation was performed by management, with the participation of our CEO and our CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15-d and 15(e) under the Securities Exchange Act of 1934, as amended). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report on Form 10-K, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, other than those stated below, during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weakness in Internal Control over Financial Reporting

As disclosed in our Registration Statement on Form S-1 dated October 30, 2007 and in our Form 10-Q dated November 9, 2007, our management had determined that, as of those dates, a material weakness existed related to our internal controls over non-routine manual accounting and reporting processes. We have now completed a remediation plan which addressed this material weakness. Specifically, we have introduced additional accounting procedures which include re-performance testing, more detailed reconciliations and increased review in our revenue and net loss per common share processes. Management has completed an evaluation of the effectiveness of these additional controls and has concluded that the material weakness described above had been remedied as of December 29, 2007 and no longer existed as of that date.

Inherent Limitations of Internal Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to Infinera's directors and executive officers is incorporated by reference to the information set forth in Infinera's proxy statement for the 2008 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of Infinera's fiscal year ended December 29, 2007. For Information pertaining to executive offers and directors of Infinera, refer to the "Management" section of Part 1, Item 1 of this annual report on Form 10-K.

As part of our system of corporate governance, our board of directors has adopted a code of business conduct and ethics. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including our independent directors and consultants, who are not employees of the Company, with regard to their Infinera-related activities. The full text of our code of business conduct and ethics is posted on our web site at *http://www.infinera.com.* We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our web site identified above. The inclusion of our web site address in this report does not include or incorporate by reference the information on our web site into this report.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this item is incorporated herein by reference to Infinera's definitive proxy statement with respect to our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this item is incorporated herein by reference to Infinera's definitive proxy statement with respect to our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this item is incorporated herein by reference to Infinera's definitive proxy statement with respect to our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information responsive to this item is incorporated herein by reference to Infinera's definitive proxy statement with respect to our 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Consolidated Financial Statements*

This Annual Report on Form 10-K contains the following financial statements which appear under Part II, Item 8 of this Form 10-K on the pages noted below:

(a)(2) *Financial Statement Schedules*

Schedule II: Valuation and Qualifying Accounts (In millions)

	Year Ended		
	December 29, 2007	December 31, 2006	December 31, 2005
Deferred tax asset, valuation allowance			
Balance at beginning of year	$129	$ 94	$ 71
Additions charged to valuation allowance	16	35	23
Reductions from valuation allowance	—	—	—
Balance at end of year	$145	$129	$ 94

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

(a)(3) *Exhibits.*

See Index to Exhibits. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report on Form 10-K.

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant. (1)
3.3	Amended and Restated Bylaws. (1)
4.1	Form of Common Stock certificate of the Registrant. (5)
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers. (2)
10.2*	2000 Stock Plan, as amended, and forms of stock option agreements thereunder. (2)
10.3*	2007 Equity Incentive Plan and forms of stock option agreements thereunder. (2)
10.4*	2007 Employee Stock Purchase Plan. (2)
10.5*	2007 Executive Bonus Plan. (4)
10.6*	Form of Change of Control Severance Agreement for Registrant's chief executive officer, chief financial officer and chief operating officer, as amended. (6)
10.7*	Form of Change of Control Severance Agreement for Registrant's other officers, as amended. (6)
10.8†	Master Acquisition Agreement by and between BTE Equipment, LLC and Registrant dated April 11, 2005, as amended on May 19, 2005, August 8, 2005, November 15, 2006 and February 23, 2007. (3)
10.9†	Amendment No. 5 to Master Acquisition Agreement between BTE Equipment, LLC and Registrant dated October 1, 2007.
10.10†	Amendment No. 6 to Master Acquisition Agreement between BTE Equipment, LLC and Registrant dated December 16, 2007.
10.11	Lease Agreement between Legacy Partners I Sunnyvale, LLC and Registrant dated December 20, 2005, as amended on February 2, 2006 for Bordeaux Drive, Sunnyvale, CA premises. (2)
10.12	Lease Agreement between SCM Properties, LLC and Registrant, dated July 17, 2006, as amended on November 2, 2006 for Java Drive, Sunnyvale, CA premises. (2)
10.13	Amendment 2 to Lease Agreement with SCM dated May 29, 2007. (7)
10.14	Addendum No. 1 to Amendment 2 to Lease Agreement with SCM Properties dated May 29, 2007. (7)
10.15	Offer Letter Agreement by and between Registrant and Duston M. Williams dated May 1, 2006. (2)
10.16	Offer Letter Agreement by and between Registrant and Scott A. Chandler dated February 26, 2003. (5)
10.17	Offer Letter Agreement by and between Registrant and Michael O. McCarthy III dated January 16, 2003. (5)
14.1	Code of Ethics.
21.1	Subsidiaries of Registrant. (2)
23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contracts or compensation plans or arrangements in which executive officers are eligible to participate and directors in regards to Items 10.2 and 10.3.

† Confidential treatment has been requested for portions of this exhibit. These portions have been submitted separately to the Securities and Exchange Commission.

(1) Incorporated by reference to exhibit filed with Registrant's Current Report on Form 8-K (No. 001-33486) filed with the Commission on June 12, 2007.

(2) Incorporated by reference to exhibit filed with Registrant's Form S-1 (No. 333-140876), filed with the Commission on February 26, 2007, as amended.

(3) Incorporated by reference to exhibit filed with Registrant's Form S-1/A (No. 333-140876), filed with the Commission on March 9, 2007.

(4) Incorporated by reference to exhibit filed with Registrant's Form S-1/A (No. 333-140876), filed with the Commission on April 4, 2007.

(5) Incorporated by reference to exhibit filed with Registrant's Form S-1/A (No. 333-140876), filed with the Commission on April 27, 2007.

(6) Incorporated by reference to exhibit filed with Registrant's Form S-1/A (No. 333-140876), filed with the Commission on May 10, 2007.

(7) Incorporated by reference to exhibit filed with Registrant's Quarterly Report on Form 10-Q (No. 001-33486), filed with the Commission on August 1, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2008

Infinera Corporation
Registrant

By: /s/ DUSTON M. WILLIAMS

Duston M. Williams
Chief Financial Officer
Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ JAGDEEP SINGH

Jagdeep Singh
Chairman, President and Chief Executive Officer
February 13, 2008

/s/ ALEXANDRE BALKANSKI

Alexandre Balkanski
Director
February 13, 2008

/s/ DUSTON M. WILLIAMS

Duston M. Williams
Chief Financial Officer, Principal Financial and Accounting Officer
February 13, 2008

/s/ KENNETH A. GOLDMAN

Kenneth A. Goldman
Director
February 13, 2008

/s/ REED E. HUNDT

Reed E. Hundt
Executive Vice President, Chief Financial and Enterprise Services Officer and Principal Accounting Officer February 13, 2008

/s/ HUGH C. MARTIN

Hugh C. Martin
Director
February 13, 2008

/s/ DAN MAYDAN, PH.D.

Dan Maydan, Ph.D.
Director
February 13, 2008

/s/ CARL REDFIELD

Carl Redfield
Director
February 13, 2008

/s/ PRADEEP S. SINDHU, PH.D.

Pradeep S. Sindhu, Ph.D.
Director
February 13, 2008

FORM 10-K

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jagdeep Singh, certify that:

1. I have reviewed this annual report on Form 10-K of Infinera Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [Paragraph omitted in accordance with SEC Release 34-47986]

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2008

By: /s/ JAGDEEP SINGH

Jagdeep Singh
President and Chief Executive Officer
(Principal Executive Officer)

FORM 10-K

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Duston M. Williams, certify that:

1. I have reviewed this annual report on Form 10-K of Infinera Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [Paragraph omitted in accordance with SEC Release 34-47986]

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2008

By: /s/ DUSTON M. WILLIAMS

Duston M. Williams
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

INFINERA CORPORATION
Written Statement of Chief Executive Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Jagdeep Singh, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that, to my knowledge on the date hereof:

(a) the Annual Report on Form 10-K of Infinera Corporation for the year ended December 29, 2007 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Infinera Corporation.

Date: February 13, 2008

/s/ JAGDEEP SINGH

Jagdeep Singh
President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Infinera Corporation and will be retained by Infinera Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

This certification "accompanies" the Annual Report on Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

EXHIBIT 32.2

INFINERA CORPORATION
Written Statement of Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Duston M. Williams, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that, to my knowledge on the date hereof:

(a) that the Annual Report on Form 10-K of Infinera Corporation for the year ended December 29, 2007 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Infinera Corporation.

Date: February 13, 2008

/s/ DUSTON M. WILLIAMS

Duston M. Williams
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Infinera Corporation and will be retained by Infinera Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

This certification "accompanies" the Annual Report on Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

FORM 10-K

END